Filed pursuant to Rule 424(b)(3)
Registration No. 333-130838

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not offers to sell nor do they seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated February 3, 2006.

PROSPECTUS SUPPLEMENT

(To Prospectus dated January 24, 2006)

10,300,000 Shares

Knoll, Inc.

Common Stock

All of the shares of common stock in the offering are being sold by the selling stockholders named in this prospectus supplement. We will not receive any of the proceeds from the sale of shares by the selling stockholders in the offering.

Our common stock is listed on the New York Stock Exchange under the symbol “KNL”. The last reported sale price of the common stock on February 2, 2006 was $16.99 per share.

See “ Risk Factors” on page 3 of the accompanying prospectus to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to the public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the selling stockholders	$	$

To the extent that the underwriters sell more than 10,300,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,545,000 shares from the selling stockholders at the initial price to the public less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                         , 2006.

Goldman, Sachs & Co.	Banc of America Securities LLC

Merrill Lynch & Co.	UBS Investment Bank

Prospectus Supplement dated                     , 2006.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The second part is the accompanying prospectus, which provides more general information, some of which may not apply to this offering. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference in this prospectus supplement or the accompanying prospectus, on the other hand, you should rely on the information in this prospectus supplement.

References in this prospectus supplement to “we,” “us,” “our,” or the “Company” refer to Knoll, Inc.

You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. Neither we, the selling stockholders, nor the underwriters have authorized anyone to provide you with any information other than the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. Neither we, the selling stockholders, nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of the respective dates thereof, regardless of the time of delivery of this prospectus supplement or the accompanying prospectus, or of any sale of our shares of common stock. It is important for you to read and consider all the information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference therein, in making your investment decision.

MARKET AND INDUSTRY DATA

The market and industry data presented in this prospectus are generally estimates and are based upon third-party data, including The Business and Institutional Furniture Manufacturers Association, or BIFMA®, and Reis, Inc., or Reis, and our own internal estimates. While we believe that these data are reasonable, in some cases the data are based on our or others’ estimates and cannot be independently verified by us.

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents that we have filed with the Securities and Exchange Commission, or SEC, that are incorporated by reference in this prospectus supplement and the accompanying prospectus contain forward-looking statements. Statements and financial discussion and analysis contained in this prospectus supplement and the accompanying prospectus that are not historical facts are forward-looking statements. These statements discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to us, based on our current beliefs as well as assumptions made by us and information currently available to us. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Although we believe these forward-looking statements are reasonable, they are based upon a number of assumptions concerning future conditions, any or all of which may ultimately prove to be inaccurate. Important factors that could cause actual results to differ materially from the forward-looking statements include, without limitation: the risks described under the heading “Risk Factors” beginning on page 3 of the accompanying prospectus; changes in the financial stability of our clients; changes in relationships with clients; the mix of products sold and of clients purchasing our products; the success of new technology initiatives; and changes in business strategies and decisions. The factors identified above are believed to be important factors (but not necessarily all of the important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement. Unpredictable or unknown factors could also have material adverse effects on us. All forward-looking statements included in this prospectus supplement or the accompanying prospectus, are expressly qualified in their entirety by the foregoing cautionary statements. Except as required under the Federal securities laws and rules regulations of the SEC, we undertake no obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events, or otherwise.

ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary is not complete and does not contain all the information that you should consider before purchasing shares in this offering. Before making an investment decision, you should read the entire prospectus supplement and the accompanying prospectus, including in particular the “Risk Factors” beginning on page 3 of the accompanying prospectus and our financial statements and notes to those financial statements included in this prospectus supplement.

Knoll, Inc.

Business Overview

We are a leading designer and manufacturer of branded office furniture products and textiles. Our commitment to innovation and modern design has yielded a comprehensive portfolio of products designed to provide enduring value and help clients shape their workplaces with imagination and vision. Our products are recognized for high quality and a sophisticated image and are targeted at the middle to upper end of the market. We sell our products primarily in North America through a direct sales force of approximately 300 professionals and a broad network of approximately 275 independent dealers. Our distinctive operating approach has driven industry leading operating income margins among our primary publicly-held competitors. Our net sales, operating income and net income for the year ended December 31, 2005 were $808.0 million, $92.8 million and $35.9 million, respectively.

Since our founding in 1938, we have been recognized worldwide as a design leader within our industry. Our products are exhibited in major art museums worldwide, including more than 40 pieces in the permanent Design Collection of The Museum of Modern Art in New York. This design legacy continues to flourish today and is embodied in recently introduced, award winning products, including the innovative LIFE™ chair and AutoStrada™ office furniture system. Our design excellence is complemented by a management philosophy that fosters a strong collaborative culture, client-driven processes and a lean, agile operating structure. Our employees are performance-driven and motivated by a variable incentive compensation system and broad-based equity ownership in the company. Together, these core attributes have enabled us to achieve superior financial performance and have positioned us for profitable growth.

We offer a comprehensive and expanding portfolio of high quality office furniture and textiles across five product categories. Historically, we have derived most of our revenues from office systems, which are modular workspaces with integrated panels, work surfaces, storage and lighting, and from specialty products, including our KnollStudio® collection of signature design classics furnishings, KnollTextiles™, Spinneybeck® leather and KnollExtra® accessories. However, in recent years, we have significantly expanded our product offerings in seating, files and storage, desks and casegoods and tables. Our products and knowledgeable sales force have generated strong brand recognition and loyalty among architects, designers and corporate facility managers, all of whom are key decision makers in the office furniture purchasing process. Our clients are typically Fortune 1000 companies, governmental agencies and other medium to large sized organizations in a variety of industries. We have an over $6 billion installed base of office systems, which provides a strong platform for recurring and add-on sales of products across all our categories.

Industry Overview

Overview.    According to BIFMA®, the U.S. office furniture market had $10.1 billion in shipments in 2005, an increase of approximately 12.7% from $8.9 billion in shipments in 2004. Office systems and seating are the largest product categories, accounting for $2.1 billion (28.4%) and $1.8 billion (24.3%) of industry-wide shipments, respectively, for the nine months ended September 30, 2005. Industry demand is largely driven by macroeconomic factors, including corporate profitability, business confidence and service-sector employment. Together, these factors impact commercial construction, business expansion, absorption of vacant office space and, ultimately, demand for our products.

In addition to these macroeconomic factors, the demand for office furniture is influenced by workplace trends, including changes in work processes such as increases in the use of technology and the number of knowledge workers. Customers in the middle to upper end of the market, our core target market, are focused on improving productivity and efficiency, worker health and safety, ergonomics and environmental standards for the workplace. In addition, clients in these market segments demand highly customized solutions and premium service levels, including short lead times of generally three to five weeks, and strong after-market support. These trends have heightened the importance of providing office furnishings of superior quality, design and function.

Historical Industry Environment.    The U.S. office furniture industry experienced positive growth in 25 of the last 30 years. During the last decade, after benefiting from above-average growth from 1997 to 2000 due to strong corporate profitability, business expansion and investment in infrastructure during the “Y2K” and “dot-com” booms, the industry experienced a sales decline of more than 36% from 2001 to 2003 as the economy suffered significant reductions in corporate profitability, business confidence, service-sector employment and commercial real estate occupancy rates. The industry recovered during 2004 and 2005 as higher levels of corporate profitability, improving business confidence, increasing service-sector employment and increasing absorption of vacant office space all contributed to improving demand for office furniture products. BIFMA® expects industry shipments to increase 7.0% in 2006 and 7.1% in 2007.

The steep industry decline from 2001 to 2003 had a particularly pronounced effect on office systems due to the deferral of infrastructure investments by our clients and a saturation of the market by “just new” used office systems created by the increase in vacated office space. As a consequence, according to BIFMA®, industry wide shipments in the office systems category declined by 47%, more than in any other category, from 2001 to 2003. Initially, the recovery was most evident in the tables, files and other categories, which generally involve lower ticket purchases, while larger ticket categories, like office systems, lagged the total industry. According to BIFMA® data for U.S. reporting companies, systems shipments increased just 2% compared to total industry growth of 5% from 2003 to 2004. We expect that the sustained recovery should increasingly benefit the office systems category due to the typically larger commitment that the purchase of these products represents and the steeper decline suffered by that category during the economic downturn. According to BIFMA® data for U.S. reporting companies, systems shipments increased 10.9% in the nine months ended September 30, 2005, compared to the nine months ended September 30, 2004, while the total U.S. industry increased 12.1% in the same period, suggesting that this dynamic has begun to take effect.

Long-Term Prospects for Industry Growth.    Office furniture shipments are partially driven by trends in office vacancy rates and office construction. According to Reis, after declining to as low as 8.2% in 2000, U.S. office vacancy rates peaked at 16.9% in 2003, declined to 16.3% in 2004 and declined further to 15.1% in the third quarter of 2005. Reis expects vacancy rates to continue to decline to 14.0% in 2006, 12.8% in 2007, 11.8% in 2008 and 10.9% in 2009. Expansions in construction activity often trail expansions in the general economy due to time lags in construction projects from conception to completion. Reis projects that, after declining by 38% in 2002, 52% in 2003 and 18% in 2004, new office square feet completions will increase approximately 25% in 2005 and at a compound annual rate of approximately 12% for the next four years.

Over the longer term, we believe demand for office furnishings in the middle to upper end of the market will increase due to a number of factors. These factors include the trend toward an information-based economy, higher levels of service-sector employment and a flattening of organizational structures, all of which drive demand for office systems products, the largest office furniture industry category. In addition, we expect demand will be supplemented by ongoing trends in work processes, concerns surrounding worker health and safety, ergonomics and an increased awareness of, and interest in, meeting environmental standards for the workplace.

Our Competitive Strengths

Legacy of innovative modern design.    One of our greatest strengths is our 68-year history of creating modern furniture with enduring design, quality and innovation. This design heritage, pioneered by Hans and Florence Knoll, has been fostered over time and has enabled us to build strong associations and relationships with some of the world’s preeminent designers and architects, including Ludwig Mies van der Rohe, Eero Saarinen, Frank O. Gehry and Don Chadwick. By combining their creative vision with our commitment to developing modern, high quality products that address changing business needs, we are able to generate strong demand for our new product offerings and cultivate brand loyalty among our target clients. In October 2005, in recognition of our continued commitment to this legacy, we received the 2005 Russel Wright Award for Marketing of Modernism.

Premier brand identity in office furniture and specialty products.    Our brand identity provides credibility and prestige and is a key factor in our clients’ purchasing decisions as they seek to create workplaces that will help project a desired image, enhance facility performance and attract and retain employees. We believe our products represent a modern, high-quality collection of office furnishings with a sophisticated image. We target our products toward the middle to upper end of the market, where clients typically value the image and performance of their work environment. Our KnollStudio and KnollTextiles collections also showcase our design strength outside of the traditional office environment, and in many cases have become collectibles, which has further elevated our brand.

Industry leading operating margins and strong cash flow generation.    Our distinctive operating approach, lean organization, highly variable cost structure, motivated associates and disciplined approach to business and capital management have driven industry leading operating income margins when compared to our primary publicly-held competitors. Our operating income increased to 11.5% of revenue in 2005 from 10.1% of revenue in 2004, contributing to operating income growth of 30.2% in 2005 compared to 2004. Our leading margins contribute to strong cash flow. In 2005, we reduced our outstanding indebtedness by approximately $77.0 million and paid $12.9 million in dividends.

Performance-driven culture and experienced management team.    Our corporate culture is highly collaborative and encourages employees at all levels to communicate ideas and explore ways to improve our performance. Our associates are dedicated to producing quality products, and take great pride in their work and in our reputation. Our senior management team has over 130 years of cumulative industry experience and a proven track record of achieving profitability throughout the business cycle. Moreover, managers throughout our organization are held accountable for achieving sales and cost targets and are motivated by and rewarded with performance-based compensation and equity ownership.

Reputation for superior products and client service.    Our reputation for product and service excellence serves as an important factor when marketing to the architecture and design community and to new and existing clients. Our products are constructed with high quality materials and exhibit what we believe to be market leading workmanship, aesthetics and durability, as evidenced by the lifetime warranty we offer on many of our products. In June 2005, at the national industry trade show, we received five Best of NeoCon® awards in the lighting, wall treatments, panel fabrics and office accessories categories and also received the Dealers’ Choice Award in the product lines category from the Office Furniture Dealers’ Alliance. We work with clients to customize our products for their individual needs, and through our broad dealer network we provide installation and support services that enhance our clients’ purchasing experience. In addition, our client service organization, investments in management information systems and electronically linked dealer network allow us to provide clients who have many facilities with an integrated and reliable single point of contact for all their office furniture purchases.

Significant market position in office systems and an over $6 billion installed base.    For the twelve months ended September 30, 2005, we enjoyed an estimated 15.4% category share of the $2.8 billion U.S. office systems category. Office systems is the largest category in the U.S. office furniture industry and typically represents the largest portion of a client’s furniture expenditure. Office systems are often the first furniture element a client specifies and are, therefore, key to securing long-term relationships. We believe our market position in office systems provides us a strong base for recurring and add-on sales of products across all our categories. We estimate that more than half of our revenues are derived from our installed client base.

Strong direct selling organization and dealer network.    Our approximately 300 person direct sales force and our network of approximately 275 independent dealers in North America have close relationships with architects, designers, corporate facility managers and other professionals who influence product selection decisions for large clients and provide valuable input in the product development process. We have strong, long-standing relationships with our dealers and have historically experienced little dealer turnover. In addition, we have a dealer presence in nearly every major metropolitan area across North America and our regional dealer network allows us to jointly and cost-effectively market to small and mid-sized accounts.

Our Strategy

We pursue profitable growth by working closely with clients, architects, designers and dealers to identify areas of opportunity, while maintaining and enhancing our brand image and reputation for design and quality. We will seek to drive gains in market share, revenues and profitability by pursuing the following initiatives:

Build on our strength in office systems.     We are focused on growing our significant category share in office systems through continuous innovation, superior performance and aesthetics and targeted customization. We will continue to offer systems with a broad range of features and price points to meet the needs of our existing and future clients and ensure our competitiveness. For example, in the second half of 2004, we began shipping the AutoStrada office system, which won a silver Best of NeoCon® award at the national industry trade show in 2004 and has gained significant traction with architects, designers and corporate users in 2005.

Expand our market opportunity in seating, storage and casegoods.     For the twelve months ended September 30, 2005 we held an estimated 3.2% market share of the $2.5 billion U.S. seating category and 2.7% market share of the $2.1 billion U.S. storage category. We believe we have the opportunity to increase our share in non-systems categories by cross selling to our office systems clients and securing stand-alone opportunities for the sales of seating, files and storage and casegoods. The following table shows BIFMA®’s percentages of U.S. office furniture shipments represented by office systems, seating, files and storage and desks and casegoods, as compared to the corresponding percentages for our total U.S. shipments across those categories, for the first nine months of 2005. In addition, the following table shows our U.S. office furniture shipments as a percentage of the total industry’s shipments of office systems, seating, files and storage and desks and casegoods for the first nine months of 2005.

Product Category	% of Industry’s U.S. Shipments for the Twelve Months Ended September 30, 2005	Knoll’s U.S. Shipments as % of Knoll’s Total U.S. Shipments for the Twelve Months Ended September 30, 2005	Knoll’s U.S. Shipments as % of Industry’s U.S. Shipments for the Twelve Months Ended September 30, 2005
Office systems	28.3%	60.2%	15.4%
Seating	25.2%	11.0%	3.2%
Files and storage	21.2%	8.0%	2.7%
Desks and casegoods	19.1%	2.2%	0.8%

Over the last three years, we actively expanded our product lines in these non-systems categories to address the more than $5.0 billion U.S. market for those goods. In 2004, we quadrupled our storage offering and increased training and focus on this category. In 2005, we introduced a new seating line, the Chadwick™ chair, designed by the renowned seating designer Don Chadwick. In January of 2006, we introduced our Essentials™ chair collection designed by Jeffrey Bernett. We believe that we now offer an excellent and fully competitive lineup of chairs at a range of price points and performance levels and constructed from varying materials, including mesh, plastic and upholstery. We have begun to realize the benefits of these expanded product lines. Our seating, storage and casegoods combined sales grew approximately 18% in 2005 compared to 2004, exceeding BIFMA®’s total industry shipment growth of 12.7%.

Capture a greater share of our dealer network’s sales.     While our dealer network does not offer any products of our principal direct competitors, we estimate that a significant portion of our dealers’ non-systems sales consist of seating, files and storage and casegoods products of other manufacturers. We introduced the Knoll Essentials™ collection of easy-to-order, best-selling products from our broad range of office furnishings in January 2004 to target this opportunity. With a standard delivery lead-time of four weeks and special dealer incentives, we have made it easy and profitable for our dealers’ salespeople to sell these products. Our Knoll Essentials sales increased approximately 96% in 2005 compared to 2004. As we introduce new seating, storage and accessories products, our dealers are agreeing to refrain from selling other manufacturers’ comparable products.

Grow the Knoll high margin specialty businesses through expanded distribution and new product introductions.     Our specialty businesses compete in fragmented markets, benefit from marketing economies of scale, generate our highest margins and enhance our reputation for design and quality. During 2005, we increased the pace of our Knoll Textiles new product introductions and continued to expand our KnollStudio distribution network to take advantage of increased consumer interest in modern and mid-century design for the home. We sell our KnollStudio and selected other products through approximately 50 retailers with an aggregate of over 100 locations. Our KnollStudio sales increased approximately 26% in 2005 compared to 2004. Combined sales of our specialty businesses grew approximately 15% in 2005 compared to 2004.

Improve margins through our continuous improvement program and global sourcing initiative.     During the past five years, we have implemented a culture of continuous improvement throughout our product development, manufacturing, client service and logistics operations. In addition to rationalizing capacity during the industry downturn, we improved processes, reduced lead-times, outsourced our logistics operations, improved working capital efficiency and enhanced client service performance. In addition, we launched a global sourcing initiative to capitalize on significant near-term opportunities to cost-effectively source selected components and raw materials globally.

Risks Related to Our Business and Strategy

Although we believe that our competitive strengths and our business strategy set forth above will provide us with opportunities to reach our goals, there are a number of risks and uncertainties that may affect our financial and operating performance, including that:

•	our product sales are tied to corporate spending and service-sector employment, which are outside of our control. Our sales and/or growth in sales would be adversely affected by a recessionary economy characterized by decreased corporate spending and service-sector employment. For example, in the last recessionary economy, our sales declined by 29% in the three years from 2001 to 2003;

•	we may have difficulty increasing or maintaining our prices as a result of price competition, which could lower our profit margins;

•	our competitors may develop new product designs that give them an advantage over us in making future sales;

•	our efforts to introduce new products that meet customer and workplace requirements may not be successful, which could limit our sales growth or cause our sales to decline;

•	we are dependent on the pricing and availability of raw materials and components, and price increases and unavailability of raw materials and components could lower sales, increase our cost of goods sold and reduce our profits and margins;

•	we are vulnerable to the effects of energy price increases—such increases could increase our transportation costs and increase the cost of plastics used in our products and otherwise increase our costs and reduce our profits and margins;

•	we rely upon independent furniture dealers, and a loss of a significant number of dealers could affect our ability to market and distribute our products;

•	one of our largest clients, the U.S. government, is subject to uncertain future funding levels and federal procurement laws and requires restrictive contract terms;

•	we may be vulnerable to the effects of currency exchange rate fluctuations because we pay some of our expenses in currencies other than the U.S. dollar and procure certain raw materials globally;

•	an inability to protect our intellectual property, or third party claims that we infringe upon their intellectual property rights, could have a significant impact on our business; and

•	potential labor disruptions or other interruptions of manufacturing operations may adversely affect our reputation, our vendor relations and our dealership network.

In addition to the preceding risks, you should also consider the risks discussed under the heading “Risk Factors” beginning on page 3 of the accompanying prospectus and elsewhere in this prospectus supplement and the accompanying prospectus.

Our Recent Refinancing

During 2005, we reduced our aggregate outstanding indebtedness by $76.9 million from $392.9 million on December 31, 2004 to $316.0 million on December 31, 2005. On October 3, 2005, we amended and restated our existing credit facility in order to extend the maturities of our outstanding debt, obtain greater financial flexibility and take advantage of favorable debt capital markets to reduce our borrowing costs. Our amended credit facility is comprised of a $200.0 million revolving credit facility maturing in five years and a $250.0 million term loan maturing in seven years. For additional information on our amended and restated credit facility, see “Description of Certain Indebtedness.”

Our Principal Stockholder

Our principal stockholder is Warburg, Pincus Ventures, L.P. As of December 31, 2005, Warburg Pincus and its affiliates beneficially owned approximately 57.1% of our outstanding common stock. Following the completion of this offering, Warburg Pincus and its affiliates will beneficially own approximately 38.0% of our common stock, or 35.1% if the underwriters’ over-allotment option is fully exercised. Because Warburg Pincus will, upon the closing of this offering, own less than 50% of the voting power of our common stock, we will no longer be considered a “controlled company” for the purposes of the New York Stock Exchange listing requirements.

Our principal executive offices are located at 1235 Water Street, East Greenville, Pennsylvania 18041. Our telephone number is (215) 679-7991. We were incorporated in 1995 under Delaware law. Our website is located at http://www.knoll.com. The information on our website is not a part of this prospectus.

All trademarks or trade names referred to in this prospectus are the property of their respective owners.

THE OFFERING

Common stock offered	10,300,000 shares

Common stock to be outstanding after this offering	52,338,171 shares

Use of proceeds

The proceeds from the sale of shares of our common stock offered pursuant to this prospectus supplement are solely for the account of the selling stockholders. We will not receive any proceeds from the sale of shares by the selling stockholders.

Risk factors	See “Risk Factors” on page 3 of the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Dividend policy

On February 1, 2006, our board of directors declared a quarterly dividend of $0.10 per share payable on March 31, 2006 to stockholders of record on March 17, 2006. Our board of directors currently intends to declare and pay quarterly dividends of $0.10 per share on our common stock. The declaration and payment of dividends is subject to the discretion of our board of directors and depends on various factors, including our net income, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors.

New York Stock Exchange symbol	KNL

The number of shares to be outstanding immediately after this offering is based on the number of shares of our common stock outstanding as of December 31, 2005 and excludes:

•	7,629,881 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2005, with exercise prices ranging from $6.12 to $18.77 per share and a weighted average exercise price of $12.34 per share; and

•	1,614,811 shares of common stock reserved for future grants under our stock option plans as of December 31, 2005.

Except as otherwise noted, all information in this prospectus assumes no exercise by the underwriters of their right to purchase up to an additional 1,545,000 shares to cover over-allotments.

Recent Developments

On February 2, 2006, we announced our unaudited financial results for the fourth quarter and year ended December 31, 2005. Our net sales were $221.8 million for the quarter ended December 31, 2005, an increase of 15.0% from the quarter ended December 31, 2004. Our operating income and net income for the quarter ended December 31, 2005 were $25.4 million and $9.5 million, respectively. Operating income increased 23.3% and net income increased 39.7% compared to the same period of 2004. We reported adjusted earnings per share of $0.25 for the quarter ended December 31, 2005, compared to $0.20 per share for the quarter ended December 31, 2004. For a reconciliation of adjusted earnings per share to the most comparable financial measure calculated in accordance with generally accepted accounting principles, or GAAP, see “Reconciliation of Non-GAAP Financial Measures” below.

Our full-year 2005 net sales were $808.0 million, an increase of 14.4% over full-year net sales in 2004. Our 2005 operating income and net income were $92.8 million and $35.9 million, respectively. Operating income increased 30.2% and net income increased 33.9% compared to 2004. Gross profit for 2005 was $272.0 million, an increase of $31.0 million, or 12.9%, over the same period in 2004. The year benefited from approximately $13.4 million of price realization and $8.1 million of global sourcing and continuous improvements. These benefits were offset by $21.2 million of material and transportation inflation and $5.5 million of exchange variation due to the strengthening Canadian dollar. We reported adjusted earnings per share of $0.85 for 2005, compared to $0.67 per share in the prior year. For a reconciliation of adjusted earnings per share to the most comparable financial measure calculated in accordance with GAAP see “Reconciliation of Non-GAAP Financial Measures” below.

Our summary unaudited fourth quarter 2005 financial results are set forth below.

	Three Months Ended		Percent Change
	12/31/05	12/31/04
	(unaudited) (in millions, except per share data)
Consolidated Statement of Operations Data:
Sales	$221.8	$192.8	15.0%
Gross Profit	74.3	68.8	8.0%
Operating Expenses	48.9	48.2	1.5%
Operating Income	25.4	20.6	23.3%
Net Income	9.5	6.8	39.7%
Per Share and Other Data:
Earnings Per Share—Diluted	.18	.14	28.6%
Adjusted Earnings Per Share—Diluted	.25	.20	25.0%
Backlog	147.3	122.5	20.2%

Our summary unaudited fiscal year 2005 financial results are set forth below.

	Twelve Months Ended		Percent Change
	12/31/05	12/31/04
	(unaudited) (in millions, except per share data)
Consolidated Statement of Operations Data:
Sales	$808.0	$706.4	14.4%
Gross Profit	272.0	241.0	12.9%
Operating Expenses	179.2	169.7	5.6%
Operating Income	92.8	71.3	30.2%
Net Income	35.9	26.8	33.9%
Per Share and Other Data:
Earnings Per Share—Diluted	.68	.55	23.6%
Adjusted Earnings Per Share—Diluted (unaudited)	.85	.67	26.9%
Backlog (unaudited)	147.3	122.5	20.2%

	As of December 31,
	2005	2004
	(unaudited)
	(in millions)
Balance Sheet Data:
Total Current Assets	$197.8	$179.2
Total Long-Term Debt, Including Current Portion	316.0	392.9
Stockholder’s Equity (Deficit)	37.7	(21.3)

Reconciliation of Non-GAAP Financial Measures

Adjusted Earnings Per Share is calculated by excluding from Earnings Per Share items that are non-cash compensation related, and items we believe to be infrequent, or not indicative of our operating performance. Such items consist of charges for stock based compensation, expenses associated with our 2004 initial public offering, a write-off of deferred financing fees associated with our amended credit facilities and taxes related to repatriation of foreign earnings under The American Job Creation Act. We present adjusted earnings per share because we consider it an important supplemental measure of our performance and believe it is useful to show ongoing results from operations distinct from items that are non-cash compensation related, infrequent or not indicative of our operating performance.

Adjusted earnings per share is not a measurement of our financial performance under GAAP and should not be considered as an alternative to earnings per share. Adjusted earnings per share has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. In addition, in evaluating adjusted earnings per share, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of adjusted earnings per share should not be construed as an inference that our future results will be unaffected by unusual or infrequent items. We compensate for these limitations by providing equal prominence of our GAAP results and using adjusted earnings per share only supplementally.

The following table reconciles adjusted earnings per share to earnings per share, which we believe is the closest GAAP performance measure, for the periods indicated.

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2005	2004	2005	2004
	(unaudited)		(unaudited)
Earnings per share—diluted	$.18	$.14	$.68	$.55	(a)
Add back:
Restricted stock grant-stock based compensation	.01	—	.05	—
IPO expense	—	.06	—	.09
Write-off of deferred financing fees(b)	.05	—	.05	.03
Restructuring charges(c)	.01	—	.01	—
Taxes related to repatriation of foreign earnings	—	—	.06	—

Total special charges	.07	.06	.17	.12

Adjusted earnings per share—diluted	$.25	$.20	$.85	$.67

(a)	Audited.
(b)	We wrote off deferred financing fees incurred in connection with putting a new credit facility in place in September 2004 and the amendment of the credit facility in October 2005.
(c)	We incurred restructuring charges upon the expiration of a lease at one of our Canadian facilities. Operations in this facility were moved to our main manufacturing location in Canada.

Termination of Stock Repurchase Plan

On February 1, 2006, our board of directors authorized the suspension of our existing stock repurchase plan and the termination of the related Stock Repurchase Instruction Agreement between us and Banc of America Securities LLC, pursuant to which we had authorized Banc of America to repurchase shares of our common stock using the proceeds received from the exercises of outstanding Knoll stock options. The suspension and termination will occur no later than one business day prior to the pricing of this offering. We expect to consider reinstituting the repurchase plan after the completion of the offering, subject to applicable law and in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934.

Recent Litigation

On January 10, 2006, Humanscale Corporation filed a lawsuit against us in the U.S. District Court in Texas alleging that certain elements of our LIFE™ chair infringed U.S. Patent No. 6,959,965, which was issued on November 1, 2005. Humanscale seeks a ruling of infringement, a preliminary and permanent injunction, fees, costs and compensatory and treble damages. On January 12, 2006, we filed a lawsuit against Humanscale Corporation in the U.S. District Court of the Southern District of New York in which we challenge Humanscale’s claim of infringement and the patent’s validity. We seek a ruling declaring the patent to be invalid and that we are not infringing the patent. We also seek costs, fees and injunctive relief.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus supplement, and our consolidated financial statements and related notes included elsewhere in this prospectus supplement. The summary consolidated financial data for the years ended December 31, 2004, 2003 and 2002 are derived from our audited consolidated financial statements included elsewhere in this prospectus supplement. The summary consolidated financial data for the nine months ended September 30, 2005 and 2004, and as of September 30, 2005, are derived from our unaudited consolidated financial statements included elsewhere in this prospectus supplement. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal, recurring adjustments, that management considers necessary for a fair statement of the results of those periods. The historical results are not necessarily indicative of results to be expected in any future period.

Certain information normally included in financial statements prepared in accordance with the GAAP has been omitted pursuant to the rules and regulations promulgated by the SEC.

	Years Ended December 31,			Nine Months Ended September 30,
	2004	2003	2002	2005	2004
				(unaudited)
			(in thousands)
Consolidated Statement of Operations Data:
Sales	$706,390	$697,246	$773,263	$586,188	$513,586
Cost of sales	465,379	460,911	492,902	388,479	341,349

Gross profit	241,011	236,335	280,361	197,709	172,237
Selling, general and administrative expenses	169,706	149,739	156,314	130,272	121,501

Operating income	71,305	86,596	124,047	67,437	50,736
Interest expense	19,452	20,229	26,541	18,301	13,233
Other (expense) income, net	(5,316)	(2,473)	2,933	(1,081)	(2,185)

Income before income tax expense	46,537	63,894	100,439	48,055	35,318
Income tax expense	19,793	27,545	40,667	21,640	15,328

Net income	$26,744	$36,349	$59,772	$26,415	$19,990

	Years Ended December 31,			Nine Months Ended September 30,
	2004	2003	2002	2005	2004
				(unaudited)
Per Share Data:
Earnings per share:
Basic	$.58	$.78	$1.29	$.52	$.43
Diluted	$.55	$.75	$1.23	$.50	$.42
Adjusted earnings per share-diluted(1) (unaudited)	$.67	$.76	$1.25	$.60	$.47
Weighted average shares outstanding:
Basic	46,353,253	46,317,530	46,345,714	50,852,279	46,300,556
Diluted	48,319,483	48,414,374	48,474,648	52,698,150	47,964,546
Statistical and Other Data:
Sales growth (decline) from comparable period during prior year	1.3%	(9.8)%	(21.5)%	14.1%	(0.9)%
Operating income margin	10.1%	12.4%	16.0%	11.5%	9.9%

(1)	We define, and explain the importance of, adjusted earnings per share in “Recent Developments—Reconciliation of Non-GAAP Financial Measures.”

The following table reconciles adjusted earnings per share to earnings per share, which we believe is the closest GAAP performance measure, for the periods indicated.

	Years Ended December 31,			Nine Months Ended September 30,
	2004	2003	2002	2005	2004
	(unaudited)
Earnings per share—diluted(a)	$.55	$.75	$1.23	$.50	$.42
Add back:
Restricted stock grant stock based compensation	—	—	—	.04	—
IPO expense	.09	—	—	—	.02
Write-off of deferred financing fees(b)	.03	—	—	—	.03
Loss on early extinguishment of debt(c)	—	.01	.02	—	—
Taxes related to repatriation of foreign earnings	—	—	—	.06	—

Adjusted earnings per share—diluted	$.67	$.76	$1.25	$.60	$.47

(a)	Earnings per share—diluted are audited for the years ended December 31, 2004, 2003 and 2002.
(b)	We wrote off deferred financing fees incurred in connection with putting a new credit facility in place in September 2004 and the amendment of the credit facility in October 2005.
(c)	We recognized a loss on the early extinguishment of our 10.875% Senior Subordinated Notes when we redeemed notes in April 2002 and March 2003.

As of September 30, 2005
(unaudited)
(in thousands)
Consolidated Balance Sheet Data:
Working Capital	$78,069
Total assets	584,347
Total long-term debt, including current portion	333,688
Total liabilities	546,812
Stockholders’ deficit	37,515

USE OF PROCEEDS

All of the shares of common stock offered pursuant to this prospectus supplement will be sold by the selling stockholders for their respective accounts. We will not receive any proceeds from the sale of shares by the selling stockholders.

DIVIDEND POLICY

We did not declare or pay any cash dividends during the year ended December 31, 2003. We declared and paid cash dividends of $1.525 per share and $0.25 per share during the years ended December 31, 2004 and 2005, respectively. On February 1, 2006, our board of directors declared a quarterly dividend of $0.10 per share payable on March 31, 2006 to stockholders of record on March 17, 2006. Our board of directors currently intends to declare and pay quarterly dividends of $0.10 per share on our common stock. The declaration and payment of dividends is subject to the discretion of our board of directors and depends on various factors, including our net income, financial condition, cash requirements and future prospects and other factors deemed relevant by our board of directors. Our credit facility imposes restrictions on our ability to pay dividends, and thus our ability to pay dividends on our common stock will depend upon, among other things, our level of indebtedness at the time of the proposed dividend and whether we are in default under any of our debt obligations. Our future dividend policy will also depend on the requirements of any future financing agreements to which we may be a party.

MARKET PRICE OF COMMON STOCK

Our common stock began trading publicly on the New York Stock Exchange on December 14, 2004 and is traded under the symbol “KNL”. Immediately prior to that date, there was no public market for our common stock. As of December 31, 2005, we had approximately 38 stockholders of record. The following table sets forth the high and low closing sale prices of the common stock during 2004, 2005 and 2006.

	High	Low
Fiscal year ended December 31, 2004
Fourth quarter (beginning December 14, 2004)	$18.30	$15.00
Fiscal year ended December 31, 2005
First quarter	$17.75	$16.20
Second quarter	17.47	16.17
Third quarter	18.90	17.14
Fourth quarter	18.25	14.95
Fiscal year ended December 31, 2006
First quarter (through February 2, 2006)	$17.79	$16.47

CAPITALIZATION

The following table sets forth our unaudited consolidated capitalization as of December 31, 2005. You should read this table in conjunction with our consolidated financial statements and related notes included in this prospectus supplement.

As of December 31, 2005
(unaudited) (in thousands)

Cash and cash equivalents	$10,695

Debt:
Term loan	$249,375
Revolving credit facility	66,000
Other	663

Total Debt	$316,038
Stockholders’ equity:
Common Stock ($0.01 par value; 200,000,000 shares authorized as of December 31, 2005; 52,338,171 shares issued and outstanding net of 300,008 treasury shares)	$523
Paid-in-capital	82,072
Accumulated deficit	(32,914)
Unearned stock grant compensation	(20,720)
Accumulated other comprehensive income	8,755

Total stockholders’ equity	37,716

Total capitalization	$353,754

The number of shares of our common stock shown as issued and outstanding in the table above as of December 31, 2005 excludes:

•	7,629,881 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2005, with exercise prices ranging from $6.12 to $18.77 per share and a weighted average exercise price of $12.34 per share; and

•	1,614,811 shares of common stock reserved for future grants under our stock option plans as of December 31, 2005.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included in this prospectus supplement. The selected financial data for the years ended December 31, 2004, 2003 and 2002 and as of December 31, 2004 and 2003 are derived from our audited financial statements included elsewhere in this prospectus supplement. The selected financial data for the years ended December 31, 2001 and 2000, and as of December 31, 2002, 2001 and 2000 are derived from our audited financial statements not included elsewhere in this prospectus supplement. The selected financial data as of and for the nine months ended September 30, 2005 and 2004 are derived from our unaudited financial statements included in this prospectus supplement. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal, recurring adjustments, that management considers necessary for a fair statement of the results of those periods. The historical results are not necessarily indicative of results to be expected in any future period.

	Years Ended December 31,					Nine Months Ended September 30,
	2004	2003	2002	2001	2000	2005	2004
						(unaudited)
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Sales	$706,390	$697,246	$773,263	$985,388	$1,163,477	$586,188	$513,586
Cost of sales	465,379	460,911	492,902	594,446	682,421	388,479	341,349

Gross profit	241,011	236,335	280,361	390,942	481,056	197,709	172,237
Selling, general and administrative expenses	169,706	149,739	156,314	195,532	243,885	130,272	121,501
Restructuring charge	—	—	—	1,655	—	—	—

Operating income	71,305	86,596	124,047	193,755	237,171	67,437	50,736
Interest expense	19,452	20,229	26,541	42,101	44,437	18,301	13,233
Other (expense) income, net	(5,316)	(2,473)	2,933	(3,670)	3,026	(1,081)	(2,185)

Income before income tax expense	46,537	63,894	100,439	147,984	195,760	48,055	35,318
Income tax expense	19,793	27,545	40,667	60,794	79,472	21,640	15,328

Net income	$26,744	$36,349	$59,772	$87,190	$116,288	$26,415	$19,990

Per Share Data:
Earnings per share:
Basic	$.58	$.78	$1.29	$1.88	$2.55	$.52	$.43
Diluted	$.55	$.75	$1.23	$1.80	$2.43	$.50	$.42
Adjusted earnings per share—diluted(1) (unaudited)	$.67	$.76	$1.25	$1.76	$2.42	$.60	$.47
Cash dividends declared per share:	$1.53	$—	$—	$—	$4.75	$.15	$1.53
Weighted average shares outstanding:
Basic	46,353,253	46,317,530	46,345,714	46,285,108	45,572,652	50,852,279	46,300,556
Diluted	48,319,483	48,414,374	48,474,648	48,395,074	47,892,332	52,698,150	47,964,546

	As of December 31,					As of September 30,
	2004	2003	2002	2001	2000	2005	2004
						(unaudited)
	(in thousands)
Working capital (deficit)	$62,658	$(28,238)	$(14,419)	$4,020	$32,678	$78,069	$56,100
Total assets	566,709	561,001	590,351	639,003	695,130	584,347	569,231
Total long-term debt, including current portion	392,858	380,871	452,042	547,524	425,755	333,688	425,781
Total liabilities	588,054	569,120	653,474	761,321	899,505	546,812	625,880
Stockholders’ (deficit) equity	(21,345)	(8,119)	(63,123)	(122,318)	(204,375)	37,535	(56,649)

(1)	We define, and explain the importance of, Adjusted Earnings Per Share in “—Recent Developments—Reconciliation of Non-GAAP Financial Measures.” Adjusted earnings per share is reconciled to Earnings Per Share, which we believe is the closest GAAP performance measure, in the table below for the periods indicated.

	Years Ended December 31,					Nine Months Ended September 30,
	2004	2003	2002	2001	2000	2005	2004
	(unaudited)
Earnings per share—diluted(a)	$.55	$.75	$1.23	$1.80	$2.43	$.50	$.42
Add back:
Restricted stock grant stock based compensation	—	—	—	—	—	.04	—
IPO expense	.09	—	—	—	—	—	.02
Write-off of deferred financing fees(b)	.03	—	—	—	—	—	.03
Loss on early extinguishment of debt(c)	—	.01	.02	—	—	—	—
Taxes related to repatriation of foreign earnings	—	—	—	—	—	—	—

Adjusted earnings per share—diluted	$.67	$.76	$1.25	$1.76	$2.42	$.60	$.47

(a)	Earnings per share—diluted are audited for the years ended December 31, 2004, 2003, 2002, 2001 and 2000.
(b)	We wrote off deferred financing fees incurred in connection with putting a new credit facility in place in September 2004 and the amendment of the credit facility in October 2005.
(c)	We recognized a loss on the early extinguishment of our 10.875% Senior Subordinated Notes when we redeemed notes in April 2002 and March 2003.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read this discussion together with the financial statements, related notes and other financial information included elsewhere, or incorporated by reference, in this prospectus supplement or the accompanying prospectus. The following discussion may contain predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those discussed under the heading “Risk Factors” beginning on page 3 of the accompanying prospectus and elsewhere in this prospectus supplement and the accompanying prospectus. These risks could cause our actual results to differ materially from any future performance suggested below.

Overview

We are a leading designer and manufacturer of an expanding portfolio of high quality, branded office furniture products and textiles. Our products embody our commitment to innovation and are designed to provide enduring value and help clients shape their workplaces with imagination and vision. They are recognized for their high quality and sophisticated image and are targeted at the middle to upper end of the market.

During the last decade, after benefiting from above-average growth from 1997 to 2000 due to strong corporate profitability, business expansion and investment in infrastructure during the “Y2K” and “dot-com” booms, the industry experienced a sales decline of more than 36% from 2001 to 2003 as the economy suffered significant reductions in corporate profitability, business confidence, service-sector employment and commercial real estate occupancy rates. The industry recovered during 2004 and 2005 as higher levels of corporate profitability, improving business confidence, increasing service-sector employment and increasing absorption of vacant office space all contributed to improving demand for office furniture products. According to Reis, after reaching as low as 8.2% in 2000, U.S. office vacancy rates peaked at 16.9% in 2003, declined to 16.3% in 2004 and declined further to 15.1% in the third quarter of 2005. Consistent with these results, our sales increased 1.3% in 2004 compared to 2003 and 14.1% in the first nine months of 2005 compared to the first nine months of 2004. Reis projects that vacancy rates will continue to decline to 14.0% in 2006, 12.8% in 2007, 11.8% in 2008 and 10.9% in 2009. Reis also projects that new office square feet completions will increase approximately 25% in 2005 and at a compound annual rate of approximately 12% for the next four years. According to BIFMA®, 2005 U.S. office furniture sales grew 12.7% and are projected to increase 7.0% in 2006. For a more detailed discussion of the trends in the U.S. office furniture market, see “Prospectus Supplement Summary—Industry Overview.”

The steep industry decline from 2001 to 2003 had a particularly pronounced effect on office systems due to the deferral of infrastructure investments by our clients and a saturation of the market by “just new” used office systems created by the increase in vacated office space. As a consequence, industry wide shipments in the office systems category declined by 47%, more than in any other category, from 2001 to 2003. Initially, the recovery was most evident in the demand for tables, files and other categories, which generally involve lower ticket purchases, while larger ticket categories, like office systems, lagged the total industry. According to BIFMA® data for U.S. reporting companies, systems shipments increased just 2% from 2003 to 2004 compared to total industry growth of 5% from 2003 to 2004. We expect that the sustained recovery should increasingly benefit the office systems category due to the typically larger commitment that the purchase of these products represents and the steeper decline suffered by that category during the economic downturn. According to BIFMA® data for U.S. reporting companies, systems shipments increased 10.9% in the first nine months of 2005 compared to the first nine months of 2004, while the total U.S. industry increased 12.1% in the same period, indicating that this dynamic has begun to take effect. We are positioned to benefit from this dynamic with an estimated 15.4% category share of the U.S. office systems category. We are focused on growing our category share through continuous innovation, superior performance and aesthetics and targeted customization. For example, in the second half of 2004, we began shipping the AutoStrada office system, which won a silver Best of NeoCon® award at the national industry trade show in 2004 and gained significant traction with architects, designers and corporate users in 2005.

We have also been working to increase our share in non-systems categories by cross selling to our office systems clients and securing stand-alone opportunities for the sales of seating, files and storage and casegoods. Over the last several years, we actively expanded our product lines in these non-systems categories to address the more than $5.0 billion U.S. market for those goods. In 2002, we introduced the award winning and commercially successful LIFE chair to drive our growth in the seating category and compete in the high-performance work chair market. In 2004, we introduced the Knoll Essentials collection of easy-to-order, best-selling products from our broad range of office furnishings and quadrupled our storage offering. During 2005, we increased the pace of our new product introductions for our Knoll Textiles collection of upholstery, panel fabrics, wall coverings and drapery and continued to expand our retail distribution network for our KnollStudio collection of chairs, barstools, lounge seating, conference, dining and occasional tables to take advantage of increased consumer interest in modern and mid-century design, showcase our design strength and broaden recognition of the Knoll brand. We introduced our Chadwick chair in 2005 and introduced our Essentials chair collection in January 2006.

We have begun to realize the benefits of the recovery in the systems category and our expanded product lines. Our sales grew 14.4% in the twelve months ended December 31, 2005 compared to the same period in 2004, exceeding BIFMA®’s total industry shipment growth of 12.7%.

We have continued to aggressively manage our cost structure in order to expand our industry-leading operating profit margin despite increased material, transportation and compliance costs and foreign exchange pressures. Materials costs for steel and plastic increased by approximately $5.7 million in the first nine months of 2005, compared to the first nine months of 2004, due to increasing prices. Transportation costs increased by approximately $2.9 million in the first nine months of 2005 compared to the first nine months of 2004 due to increased oil and gasoline prices. However, we have countered these inflationary pressures with price increases and our ongoing continuous improvement and global sourcing initiatives. Since our December 2004 initial public offering, we have also incurred additional costs associated with being a public company. Our operating profit margin increased from 9.9% for the first nine months of 2004 to 11.5% for the first nine months of 2005.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires us to make estimates and assumptions that affect the amounts of reported assets, liabilities, revenues and expenses and the disclosure of certain contingent assets and liabilities. Actual results may differ materially from such estimates. We believe that the following critical accounting policies are those of our policies that require the most judgment, estimation and assumption in preparing our consolidated financial statements. On an ongoing basis we review our accounting policies and procedures.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our clients and dealers to make required payments. The allowance is determined through an analysis of the aging of accounts receivable and assessments of risk that are based on historical trends and an evaluation of the impact of current and projected economic conditions. We evaluate the past-due status of our trade receivables based on contractual terms of sale. If the financial condition of our clients and dealers were to deteriorate, additional allowances may be required. Accounts receivable are charged off against the allowance for doubtful accounts when we determine that recovery is unlikely.

Inventory

Inventories are valued at the lower of cost or market value. Cost is determined using the first-in, first-out method. We write down inventory that, in our judgment, is impaired or obsolete. Obsolescence may be caused by the discontinuance of a product line, changes in product material specifications, replacement products in the marketplace and other competitive influences.

Goodwill and Other Intangible Assets

Goodwill represents the difference between the purchase price and the related underlying tangible and identifiable intangible net assets resulting from a business acquisition. We discontinued the amortization of goodwill and our indefinite lived intangible assets in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”. Annually, or if conditions indicate an earlier review is necessary, the estimated fair value of our defined reporting unit is compared to the recorded carrying amount of the reporting unit. As discussed in Note 2 to the consolidated financial statements, if the estimated fair value is less than the carrying value, goodwill may be impaired, and will be written down to its estimated fair value, if necessary.

In testing for potential impairment, we measure the estimated fair value using a combination of two methods based upon a discounted cash flow valuation and a market value approach.

The discounted cash flow method analysis is based on the present value of projected cash flows and a residual value and uses the following assumptions:

•	A business is worth today what it can generate in future cash to its owners;

•	Cash received today is worth more than an equal amount of cash received in the future; and

•	Future cash flows can be reasonably estimated.

The market value approach uses a set of five comparable companies to derive a range of market multiples for the last twelve months’ revenue and earnings before interest, taxes, depreciation and amortization.

We also perform an annual impairment analysis on our trademarks that are not subject to amortization. In testing for potential impairment of the trademarks, we compare the fair value of our trademarks with their respective carrying amounts. If the carrying amount of the trademark exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. In determining fair value of our trademarks, an income approach has been used. The income method used estimates the cash flow savings realized from owning the intangible asset and not having to pay a royalty for its use. This method is commonly referred to as a relief-from-royalty method. Under this approach, it is necessary to estimate a royalty rate for the product, which is then applied to the projected net revenues for that product line. Estimated cash flow savings are then discounted using the applicable discount rate. As of the most recent valuation date, the fair market value of our trademarks exceeded the carrying amounts.

The key assumptions used to determine fair value of our defined reporting unit and intangible assets include product sales forecasts, cash flows, terminal values and the discount rate based on our weighted average cost of capital adjusted for the risks associated with our operations.

Our deferred financing fees continue to be amortized over the life of the respective debt.

Product Warranty

We provide for the estimated cost of product warranties at the time revenue is recognized. While we engage in product quality programs and processes, our warranty obligation is affected by product failure rates and by material usage and service costs incurred in correcting a product failure. Cost estimates are based on historical product failure rates and identified one-time fixes for each specific product category. Warranty cost generally varies in direct relation to sales volume, as such costs tend to be a consistent percentage of revenue. Should actual costs differ from original estimates, revisions to the estimated warranty liability would be required.

Employee Benefits

We are partially self-insured for our employee health benefits. We accrue for employee health benefit obligations based upon historical claims as well as a number of assumptions, including rates of inflation for medical costs and benefit plan changes. Actual results could be materially different from the estimates used.

Pension and Other Postretirement Benefits

We sponsor two defined benefit pension plans and two other postretirement benefit plans that cover substantially all our U.S. employees. Several statistical and other factors, which attempt to anticipate future events, are used in calculating the expense and liability related to the plans. Key factors include assumptions about the expected rates of return on plan assets, discount rates, and health care cost trend rates, as determined by us, within certain guidelines. We consider market conditions, including changes in investment returns and interest rates, in making these assumptions.

We determine the expected long-term rate of return on plan assets based on aggregating the expected rates of return for each component of the plan’s asset mix. We use historic plan asset returns combined with current market conditions to estimate the rate of return. The expected rate of return on plan assets is a long-term assumption and generally does not change annually. The discount rate reflects the market rate for high-quality fixed income debt instruments as of our annual measurement date and is subject to change each year. Holding all other assumptions constant, a one-percentage-point increase or decrease in the assumed rate of return on plan assets would decrease or increase, respectively, 2004 net periodic pension expense by approximately $0.5 million. Likewise, a one percentage point increase or decrease in the discount rate would decrease or increase, respectively, 2004 net periodic pension expense by approximately $3.5 million.

Unrecognized actuarial gains and losses are recognized over the expected remaining service life of the employee group. Unrecognized actuarial gains and losses arise from several factors, including experience and assumption changes with respect to the obligations and from the difference between expected returns and actual returns on plan assets. These unrecognized gains and losses are systematically recognized as a change in future net periodic pension expense in accordance with FASB Statement No. 87, Employers’ Accounting for Pensions.

Key assumptions we use in determining the amount of the obligation and expense recorded for postretirement benefits other than pensions (“OPEB”), under FASB Statement No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, include the assumed discount rate and the assumed rate of increases in future health care costs. The discount rate we use to determine the obligation for these benefits matches the discount rate used in determining our pension obligations in each year presented. In estimating the health care cost trend rate, we consider actual health care cost experience, future benefit structures, industry trends and advice from our actuaries. We assume that the relative increase in health care costs will generally trend downward over the next several years, reflecting assumed increases in efficiency in the health care system and industry-wide cost containment initiatives. At December 31, 2004, the expected rate of increase in future health care costs was 9% for 2004, declining to 5% in 2008 and thereafter. Increasing the assumed health care cost trend by one percentage point in each year would increase the benefit obligation as of December 31, 2004 by $2.5 million and increase the aggregate of the service and interest cost components of net periodic benefit cost for 2004 by approximately $0.3 million. Decreasing the assumed health care cost trend rate by one percentage point in each year would decrease the benefit obligation as of December 31, 2004 by approximately $2.3 million and decrease the aggregate of the service and interest cost components of net periodic benefit cost for 2004 by approximately $0.2 million.

The actuarial assumptions we use in determining our pension and OPEB retirement benefits may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, or longer or shorter life spans of participants. While we believe that the assumptions used are appropriate, differences in actual experience or changes in assumptions may materially affect our financial position or results of operations.

Commitments and Contingencies

We establish reserves for the estimated cost of environmental and legal contingencies when such expenditures are probable and reasonably estimable. A significant amount of judgment and use of estimates is required to quantify our ultimate exposure in these matters. We engage outside experts as we deem necessary or appropriate to assist in the evaluation of exposure. From time to time, as information becomes available regarding changes in circumstances for ongoing issues as well as information regarding emerging issues, we reassess our potential liability and adjust our reserve balances as necessary. Revisions to our estimates of potential liability, and actual expenditures related to environmental and legal contingencies, could have a material impact on our results of operations or financial position.

Taxes

We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” (“SFAS 109”) which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be recognized.

At December 31, 2003, our deferred tax liabilities of $53.6 million exceeded our deferred tax assets of $28.0 million by $25.6 million. At December 31, 2004, our deferred tax liabilities of $60.8 million exceeded our deferred tax assets of $26.3 million by $34.5 million. Our deferred tax assets at December 31, 2003 and 2004 of $28.0 million and $26.3 million, respectively, are net of valuation allowances of $17.0 million and $16.0 million, respectively. We have recorded the above valuation allowance primarily for net operating loss carryforwards in foreign tax jurisdictions where we have incurred historical tax losses from operations, and have determined that it is more likely than not that these deferred tax assets will not be realized.

We evaluate on a quarterly basis the realizability of our deferred tax assets and adjust the amount of the allowance, if necessary. The factors used to assess the likelihood of realization include our forecast of future taxable income and our assessment of available tax planning strategies that could be implemented to realize the net deferred tax assets.

Interest Rate Collar Agreements

We account for our interest rate swap and cap agreements in accordance with Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging

Activities,” as amended (“SFAS 133”). Our interest rate swap agreement is classified as a cash flow hedge and, as such, the effective portion of the change in the value of the contract is recorded in other comprehensive income, net of tax, and reclassified into earnings in the period or periods during which the hedged transaction affects earnings. The ineffective portion of the change in the value of the contracts is immediately recognized in earnings. Our interest rate cap agreement was not considered to be a highly effective hedge, and thus, the change in the value of the contract has been recognized immediately in earnings. Changes in valuation assumptions and estimates used by the counterparties could materially affect our results of operations or financial position.

Recent Developments

On February 2, 2006, we announced our unaudited financial results for the fourth quarter and year ended December 31, 2005. Our net sales were $221.8 million for the quarter ended December 31, 2005, an increase of 15.0% from the quarter ended December 31, 2004. Our operating income and net income for the quarter ended December 31, 2005 were $25.4 million and $9.5 million, respectively. Operating income increased 23.3% and net income increased 39.7% compared to the same period of 2004. We reported adjusted earnings per share of $0.25 for the quarter ended December 31, 2005, compared to $0.20 per share for the quarter ended December 31, 2004. For a reconciliation of adjusted earnings per share to the most comparable financial measure calculated in accordance with generally accepted accounting principles, or GAAP, see “Prospectus Supplement Summary—Recent Developments—Reconciliation of Non-GAAP Financial Measures” below.

Our full-year 2005 net sales were $808.0 million, an increase of 14.4% over full-year net sales in 2004. Our 2005 operating income and net income were $92.8 million and $35.9 million, respectively. Operating income increased 30.2% and net income increased 33.9% compared to 2004. Gross profit for 2005 was $272.0 million, an increase of $31.0 million, or 12.9%, over the same period in 2004. The year benefited from approximately $13.4 million of price realization and $8.1 million of global sourcing and continuous improvements. These benefits were offset by $21.2 million of material and transportation inflation and $5.5 million of exchange variation due to the strengthening Canadian dollar. We reported adjusted earnings per share of $0.85 for 2005, compared to $0.67 per share in the prior year. For a reconciliation of adjusted earnings per share to the most comparable financial measure calculated in accordance with GAAP see “Prospectus Supplement Summary—Recent Developments—Reconciliation of Non-GAAP Financial Measures” below.

Our summary unaudited fourth quarter 2005 financial results are set forth below.

	Three Months Ended		Percent Change
	12/31/05	12/31/04
	(unaudited)
	(in millions, except per share data)
Consolidated Statement of Operations Data:
Sales	$221.8	$192.8	15.0%
Gross Profit	74.3	68.8	8.0%
Operating Expenses	48.9	48.2	1.5%
Operating Income	25.4	20.6	23.3%
Net Income	9.5	6.8	39.7%
Per Share and Other Data:
Earnings Per Share—Diluted	.18	.14	28.6%
Adjusted Earnings Per Share—Diluted(a)	.25	.20	25.0%
Backlog	147.3	122.5	20.2%

Our summary unaudited fiscal year 2005 financial results are set forth below.

	Twelve Months Ended		Percent Change
	12/31/05	12/31/04
	(unaudited)
	(in millions, except per share data)
Consolidated Statement of Operations Data:
Sales	$808.0	$706.4	14.4%
Gross Profit	272.0	241.0	12.9%
Operating Expenses	179.2	169.7	5.6%
Operating Income	92.8	71.3	30.2%
Net Income	35.9	26.8	33.9%
Per Share and Other Data:
Earnings Per Share—Diluted	.68	.55	23.6%
Adjusted Earnings Per Share—Diluted (unaudited)(a)	.85	.67	26.9%
Backlog (unaudited)	147.3	122.5	20.2%
	As of December 31,
	2005	2004
	(unaudited)
Balance Sheet Data:
Total Current Assets	$197.8	$179.2
Total Long-term Debt, Including Current Portion	316.0	392.9
Stockholders’ Equity (Deficit)	37.7	(21.3)

(a)	We define, explain the importance of, and reconcile to the closest GAAP performance measure, adjusted earnings per share in “Prospectus Supplement Summary—Recent Developments—Reconciliation of Non-GAAP Financial Measures.”

Results of Operations

Nine months ended September 30, 2004 and 2005

	Nine Months Ended September 30, 2004	Nine Months Ended September 30, 2005
	(unaudited)
	(in thousands, except statistical data)
Consolidated Statement of Operations Data:
Sales	$513,586	$586,188
Gross profit	172,237	197,709
Operating income	50,736	67,437
Interest expense	13,233	18,301
Other expense, net	2,185	1,081
Income tax expense	15,328	21,640
Net income	$19,990	$26,415

Statistical and Other Data:
Sales growth (decline) from comparable period of prior year	(0.9)%	14.1%
Gross profit margin	33.5%	33.7%
Backlog	$113,748	$125,409

Sales

Sales for the nine months ended September 30, 2005 were $586.2 million, an increase of $72.6 million, or 14.1% from sales of $513.6 million for the same period in the prior year, primarily due to higher sales volume across all our product categories and Europe. Price realization, which is a result of price increases implemented in May and December 2004 and adjustments to product discounts, contributed $9.0 million for the nine months.

At September 30, 2005, sales backlog was $125.4 million, an increase of $11.6 million, or 10.2%, from sales backlog of $113.8 million as of September 30, 2004. Backlog is not a significant factor used to predict the Company’s long-term business prospects.

Gross Profit and Operating Income

Gross profit for the nine months ended September 30, 2005 was $197.7 million, an increase of $25.5 million, or 14.8%, from gross profit of $172.2 million for the same period in the prior year. Operating income for the nine months ended September 30, 2005 was $67.4 million, an increase of $16.7 million, or 32.9%, from operating income of $50.7 million for the same period in 2004.

As a percentage of sales, gross profit increased from 33.5% for the first nine months in 2004 to 33.7% for the same period in 2005. Operating income as a percentage of sales increased from 9.9% during the first nine months in 2004 to 11.5% during the same period in 2005, primarily due to higher sales, which allow for better absorption of our fixed operating costs. The increase in gross profit for the nine months year-to-date is a result of better absorption of overhead on incremental volume by approximately $30.9 million. Gross profit also benefited from approximately $9.0 million of improved pricing and $6.3 million of cost savings realized from ongoing global sourcing initiatives and continuous improvement programs. Offsetting these cost savings were $13.9 million of commodity and transportation inflation, as well as $5.6 million of unfavorable exchange rate impact. While we have been largely successful in countering material inflation through our global sourcing and continuous improvement programs, we have not been successful in offsetting the increase in our foreign exchange transaction costs.

Selling, general and administrative expense for the nine months ended September 30, 2005 was $130.3 million, or 22.2% of sales, compared to $121.5 million, or 23.7% of sales, for the same period in 2004. The $8.8 million increase is due to approximately $2.5 million of incremental costs of operating as a public company, $3.0 million as a result non-cash stock-based compensation and $2.2 million of performance-based compensation.

Interest Expense

Interest expense for nine months ended September 30, 2005 was $18.3 million, an increase of $5.1 million from the same period in 2004. The increase in interest expense is largely due to increasing interest rates. The credit facility entered into on September 30, 2004 bore interest at higher rates than the prior facility. The weighted average rate for the nine months ended September 30, 2005 was approximately 6.5%. The weighted average rate for the same period of 2004 was approximately 3.8%.

Other Income (Expense), Net

Other expense for the nine months ended September 30, 2005 was $1.1 million comprised primarily of a $2.0 million loss on foreign exchange transactions offset by gains on the interest rate swap and cap agreements and other miscellaneous income. Other expense for the nine months ended September 30, 2004 was $2.2 million comprised primarily of deferred financing fees of $2.5 million which were written-off during the third quarter of 2004 offset by an approximate $500,000 foreign exchange transaction loss and other miscellaneous income.

Income Tax Expense

The mix of pretax income and the varying effective tax rates in the countries in which we operate directly affects our consolidated effective tax rate. The effective tax rate for the nine months ended September 30, 2005 was 45.0% and 43.4% for the same period in 2004. Our 2005 taxes include $3.1 million of taxes related to the one-time repatriation of $45 million of Canadian earnings under the American Job Creations Act, which increased our effective rate by 6.5% during the first nine months of 2005. $654,000 of non-deductible initial public offering costs as well as non-U.S. tax losses for which a tax benefit was not recorded increased the 2004 effective tax rate over the anticipated statutory rates.

Years ended December 31, 2003 and 2004

	2003	2004
	(in thousands, except statistical data)
Consolidated Statement of Operations Data:
Sales	$697,246	$706,390
Gross profit	236,335	241,011
Operating income	86,596	71,305
Interest expense	20,229	19,452
Other (expense) income, net	(2,473)	(5,316)
Income tax expense	27,545	19,793
Net income	$36,349	$26,744

Statistical and Other Data:
Sales growth (decline) from comparable period of prior year	(9.8)%	1.3%
Operating income margin	12.4%	10.1%

Sales

Sales for 2004 were $706.4 million, an increase of $9.2 million, or 1.3%, from sales of $697.2 million for 2003. The sales increase was primarily due to increased sales of seating and specialty products as well as price increases implemented in the second quarter of 2004. The second half of 2004 experienced net sales growth of 5.2%; this was preceded by a decline in net sales of 2.8% during the first half of the year. Beginning in the second quarter 2004, we experienced our first quarter-over-quarter sales increase in the past 13 quarters with fourth quarter 2004 sales of $192.8 million representing the highest sales for any quarter in 2004. A price increase in May 2004 and favorable discounting contributed approximately $5.0 million in additional sales for 2004 as compared to 2003.

The 1.3% increase in sales for 2004 was directly attributable to a $35.4 million, or 13.2%, increase in sales of our seating, files and storage, casegoods, specialty products, and European products offset by a $26.2 million, or 6.1%, decrease in sales in office systems. The increase in seating sales of $14.4 million, or 26.5%, was primarily due to increased sales of the LIFE chair, which was introduced in 2002. Files and storage sales increased by $4.5 million, or 9.4%, as a result of enhancements to the product line such as the introduction of storage towers, while specialty products sales also benefited from new product introductions and increased by $6.5 million, or 5.9%. Casegoods sales increased by $5.6 million, or 317.83%, due to greater sales of our Reference™ product line, which was introduced in 2003. The increase in sales of our European products is due primarily to the change in foreign currency exchange rates during the year. The decrease in sales of office systems for the year was due to fewer large orders in this category. Sales of office systems for the fourth quarter of 2004 showed an increase of 2.1%, or $2.3 million, over the fourth quarter 2003. Sales of seating, files and storage and specialty products increased 18.3% during the same period. We believe that an industry recovery starts with growth in the shorter lead time and lower ticket products such as seating and files and storage and that the rebound of office systems sales will lag that of the rest of the industry due to the typically larger spending commitment that the purchase of these products represents.

At December 31, 2004, sales backlog was $122.5 million, an increase of $15.5 million, or 14.5%, from sales backlog of $107.0 million as of December 31, 2003.

Gross Profit and Operating Income

Gross profit for 2004 was $241.0 million, an increase of $4.7 million, or 2.0%, from gross profit of $236.3 million for 2003. Operating income for 2004 was $71.3 million, a decrease of $15.3 million, or 17.7%, from operating income of $86.6 million for 2003.

As a percentage of sales, gross profit increased from 33.9% for 2003 to 34.1% for 2004. Operating income as a percentage of sales declined from 12.4% to 10.1% over the same period. We were able to maintain gross margins by offsetting the effect of significant steel and plastic inflation through higher realized prices and an ongoing focus on global sourcing and continuous improvement efforts. Materials costs for steel and plastic increased by approximately $8.9 million during 2004.

Operating margins increased from 7.5% in the first quarter of 2004 to 10.1%, 11.7%, and 10.7% for the second, third, and fourth quarters, respectively. This improvement in operating income margins was principally the result of increased overhead absorption on the higher sales volumes with the favorable impact of recently implemented price increases contributing to a lesser degree. The decrease in operating income for the year and the fourth quarter also includes $4.4 million and $3.8 million, respectively of pre-tax charges associated with our initial public offering completed in December 2004. In addition to these costs, operating expenses reflect the effect of higher expenditures in product development and marketing relating to new product and growth initiatives along with increased sales compensation relating to strong bookings performance particularly in the fourth quarter. During 2004, product development expenses increased $2.5 million, marketing expenses increased by approximately $2.8 million, and sales commissions increased by approximately $3.6 million. European operating expenses increased $1.8 million largely due to the increase in the allowance for doubtful accounts related to one dealer. Employee related expenses also impacted operating income by increasing approximately $1.5 million.

Interest Expense

Interest expense for 2004 was $19.5 million, a decrease of $0.8 million from 2003. On March 28, 2003, we redeemed the remaining $57.3 million principal amount of our 10.875% senior subordinated notes. The redemption was funded through our then-existing credit facility, which bore a lower rate of interest than the senior subordinated notes. The redemption and other reductions in debt reduced interest expense by $1.2 million but were offset by higher interest rates on our variable rate debt that increased interest expense by $5.6 million. On September 30, 2004 we terminated our previously existing senior credit facility and entered into a new $488.0 million senior secured credit facility consisting of a $425.0 million term loan and a $63.0 million revolving credit line. The new credit facility bears interest at higher rates than the old facility. We incurred $6.2 million of interest in the fourth quarter 2004 with a weighted average rate of 4.5%. Our weighted average interest rate was 4.3% for the twelve months in 2004. In addition, we had net interest expense of only $1.0 million under our interest rate collar and swap agreements for 2004 whereas we had a net interest expense of $6.6 million under our interest rate collar agreements for 2003. The decrease during 2004 was largely due to our interest rate collar agreement maturing in March 2004 and our entering into new interest rate hedge agreements in October 2004 in accordance with the new credit facility. 2003 interest expense has a full year of expense related to the interest rate agreements.

Other (Expense) Income, Net

Other expense for 2004 includes a foreign exchange transaction loss of $3.4 million that is due primarily to a 7.4% devaluation of the U.S. dollar to the Canadian dollar, offset in part by exchange rate hedge agreements; a gain of $0.7 million related to the ineffective portion of our interest rate hedge agreements; and the write off of $2.5 million in deferred financing fees associated with the termination of our prior credit agreement on September 30, 2004.

Other expense for December 31, 2003 includes a foreign exchange transaction loss of $7.7 million due to a 22.2% devaluation of the U.S. dollar to the Canadian dollar; a gain of $6.5 million related to our interest rate swap and collar agreements; and a loss of $1.1 million on the early redemption of the remaining $57.3 million principal amount of our 10.875% senior subordinated notes.

Income Tax Expense

The mix of pretax income and the varying effective tax rates in the countries in which we operate directly affects our consolidated effective tax rate. Our mix of pretax income was primarily responsible for the net decrease in the effective tax rate from 43.1% for 2003 to 42.5% for the same period in 2004. Non-deductible transaction costs impacted our effective tax rate by 2.2%. Our effective tax rate in the United States and Canada is consistently around 40.0% of pretax income. Non U.S. tax losses for which a tax benefit was not recorded increased the 2004 effective tax rate by approximately 3% over the anticipated statutory rate.

Years ended December 31, 2002 and 2003

	2002	2003
	(in thousands, except statistical data)
Consolidated Statement of Operations Data:
Sales	$773,263	$697,246
Gross profit	280,361	236,335
Operating income	124,047	86,596
Interest expense	26,541	20,229
Other (expense) income, net	2,933	(2,473)
Income tax expense	40,667	27,545
Net income	$59,772	$36,349

Statistical and Other Data:
Sales growth (decline) from comparable period of prior year	(21.5)%	(9.8)%
Operating income margin	16.0%	12.4%

Sales

Sales during 2003 were $697.2 million, a decrease of $76.1 million, or 9.8%, from sales of $773.3 million in 2002 due to lower unit shipments. The decrease in sales extended across all product categories except seating, which increased approximately $6.0 million, or 11.8%, in 2003 as compared to 2002. This increase in seating sales was primarily attributable to increased sales of the LIFE chair, which was introduced in 2002. Sales of office systems, our largest category, accounted for the greatest dollar and percentage decrease in sales, approximately $70 million, or 14.0%, due to fewer large orders in this category and an overall industry decline in office systems sales. The overall decrease in sales was primarily attributable to continued weakness in the U.S. economy and specifically in the macroeconomic factors (corporate profitability, business confidence and service-sector employment growth) that drive demand for our products. BIFMA® estimates that U.S. office furniture shipments in 2003 declined 4.3% from shipments in 2002 and that U.S. office systems shipments declined 9.9% from 2002 to 2003. We believe that the weak U.S. economy disproportionately affected our sales because office systems decreased more than the other categories in the industry and represent a greater proportion of our sales than they do of industry sales. Industry pricing pressures experienced in the first half of 2003 reversed during the second half of the year. As a result, industry pricing pressures did not have a significant impact on sales during 2003.

Gross Profit and Operating Income

Gross profit in 2003 was $236.3 million, a decrease of $44.1 million, or 15.7%, from gross profit of $280.4 million in 2002. Operating income in 2003 was $86.6 million, a decrease of $37.4 million, or 30.2%, from operating income of $124.0 million in 2002. However, during 2003, we continued to outperform the industry with the highest operating income margin among our primary publicly-held competitors. Gross profit and operating income as percentages of sales during 2003 were 33.9% and 12.4%, respectively, as compared with 36.3% and 16.0% in 2002, respectively. The decreases in gross profit and operating income margins from 2002 to 2003 were primarily due to the decrease in year-over-year sales during 2003, allowing for less absorption of fixed overhead costs, which adversely affected gross profit margin by approximately 1.7%, and the weakening of the U.S. dollar versus foreign currencies, which adversely affected gross profit margin by approximately 1.0%.

During 2003, we sought to maintain our profitability by continuing our efforts, initiated in early 2001, to aggressively manage expenditures and reduce hourly headcount in response to declining sales volumes.

Interest Expense

Interest expense during 2003 was $20.2 million, a decrease of $6.3 million from interest expense in 2002. The decrease was the result of lower interest rates on our variable-rate debt, which reduced interest expense by $1.7 million, the redemption on March 28, 2003 of the remaining 10.875% senior subordinated notes funded through our then-existing credit facility, which reduced interest expense by $3.3 million because this credit facility had lower interest rates than the senior subordinated notes, and the overall reduction of debt, which reduced interest expense by $3.5 million. All of these offset net settlement payments of $6.6 million under our interest rate collar and swap agreements during 2003 versus a net payment of $4.4 million in 2002. The higher settlement payments resulted from the termination on March 11, 2003 of our two interest rate swap agreements that, historically, partially offset the payments required under our three interest rate collar agreements.

Other Income (Expense), Net

Other expense for 2003 includes a net foreign exchange transaction loss of $7.7 million, a loss of $0.8 million related to the termination of our two interest rate swap agreements, and a $7.3 million net gain related to our interest rate collar agreements. See Note 12 to the consolidated financial statements for further discussion of these derivative financial instruments. The net foreign exchange transaction loss consists primarily of the loss incurred with respect to unhedged short-term operating receivables of a Canadian subsidiary that are payable from our U.S. operations. Other expense also includes a $1.1 million loss on the early redemption of the remaining $57.3 million principal amount of our 10.875% senior subordinated notes due 2006.

Other income for 2002 includes a net gain of $4.9 million related to our interest rate collar agreements. See Note 12 to the consolidated financial statements for further discussion of these derivative financial instruments. Other income for 2002 also includes a $1.9 million loss on the early redemption of $50.0 million of our senior subordinated notes due 2006 and a net foreign exchange transaction loss of $0.4 million.

Income Tax Expense

Our effective tax rate is directly affected by changes in our consolidated pretax income and mix of pretax income and by the varying effective tax rates in the countries in which we operate. Our geographic mix of pretax income and these varying tax rates were primarily responsible for the increase in the effective tax rate to 43.1% in 2003 from 40.5% in 2002. Non U.S. tax losses for which a tax benefit was not recorded increased the 2003 effective tax rate by approximately 3%.

Liquidity and Capital Resources

The following table highlights certain key cash flows and capital information pertinent to the discussion that follows:

	Year Ended December 31, 2004	Nine Months Ended September 30, 2005
		(unaudited)
	(in thousands)
Cash provided by operating activities	$60,303	$50,650
Capital expenditures	13,131	7,631
Net cash used in investing activities	(13,131)	(7,616)
Purchase of common stock	220	1,193
Net proceeds from (repayment of) debt	11,896	(59,098)
Payment of dividend	70,601	7,665
Net proceeds from issuance of stock	13,216	29,524
Net cash used for financing activities	(51,528)	(38,432)

Historically, cash generated by operating activities has been used to fund working capital, capital expenditures and scheduled payments of principal and debt service. Our capital expenditures are typically for new product tooling and manufacturing equipment. These capital expenditures support new products and continuous improvements in our manufacturing processes.

Net cash provided by operating activities was $60.3 million in 2004, $79.0 million in 2003 and $95.4 million in 2002. The decrease in operating cash flow in 2004 was largely a result of an investment in working capital of $3.3 million as well as a $7.7 million decrease in net income, adjusted for non-cash items, due to increased operating expenses. In addition, cash flows from operating activities in 2003 included $4.8 million in proceeds received from the termination of our interest rate swap agreements and $1.5 million in proceeds received from the settlement of one of our foreign currency contracts. The decrease in operating cash flows in 2003 was the result of lower sales during that year compared to the prior year. The decrease in sales in 2003 was primarily attributable to continued weakness in the U.S. economy and specifically in the macroeconomic factors (corporate profitability, business confidence and service-sector employment growth) that drive demand for our products.

In 2004, we used available cash, including the $60.3 million of net cash from operations, $425.0 million of proceeds from our credit facility, and $13.2 million of proceeds from the issuance of stock to fund $13.1 million in capital expenditures, repay $413.1 million of existing debt, and fund a dividend payment to shareholders totaling $70.6 million. In 2003, we used available cash, including the $79.0 million of net cash from operations and $49.8 million of net borrowings under our then-existing revolving credit facility, to fund $9.7 million of capital expenditures, repay $121.1 million of debt and pay $1.0 million of premiums for the early extinguishment of debt. In 2002, we used available cash, including the $95.4 million of net cash provided from operations and $7.0 million of net borrowings under our then-existing revolving credit facility, to fund $18.1 million of capital expenditures, repay $102.6 million of debt and pay $1.8 million of premium for the early extinguishment of debt.

Cash used in investing activities was $13.1 million in 2004, $10.1 million in 2003 and $18.1 million in 2002. Fluctuations in cash used in investing activities are primarily attributable to the levels of capital expenditures. Capital expenditure levels are the result of aggressive management of discretionary expenditures, one of the steps we took during this recessionary period to help maintain our gross profit and operating income margins. Our capital expenditures were approximately $11.0 million in 2005, and we estimate approximately $15.0 million in capital expenditures in 2006.

Operating cash flows were $50.7 million and $36.2 million for the nine month period ended September 30, 2005 and 2004. Operating cash flow in 2005 was largely the result of $45.6 million provided by net income plus non-cash amortizations, $8.1 million from the tax benefit of stock options, offset by $(3.1) million of changes in assets and liabilities. Operating cash flows in 2004 resulted from $40.2 million provided by net income plus non-cash amortizations offset by $4.0 million of changes in assets and liabilities.

For the nine month period ended September 30, 2005, we used available cash, including the $50.7 million of net cash from operations and $29.5 million of proceeds from the issuance of common stock to fund $7.6 million in capital expenditures, repay $59.1 million of existing debt and fund dividend payments to shareholders totaling $7.7 million. For the nine month period ended September 30, 2004 we used available cash, including the $36.2 million of net cash from operations and $45.0 million of net borrowings under our then-existing credit facility, to fund $7.2 million of capital expenditures and pay $68.2 million in dividends to shareholders.

Cash used in investing activities was $7.6 million for the nine month period ended September 30, 2005 and $7.2 million for the same period in 2004. Fluctuations in cash used in investing activities are primarily attributable to the levels of capital expenditures.

During the third quarter of 2005, we made an additional $6.6 million contribution to our defined benefit pension plan. This payment resulted in increasing the value of the plan assets to over 90% of the projected benefit obligation.

On October 3, 2005, we amended and restated our existing credit facility in order to extend the maturities of our outstanding debt, obtain greater financial flexibility and take advantage of favorable debt capital markets to reduce our borrowing costs. In connection with our amended and restated credit facility, we increased our revolving credit facility to $200.0 million and reduced our term loan facility to $250.0 million. Our amended and restated credit facility with various lenders and Bank of America, N.A., as Administrative Agent, and UBS Securities LLC, as Syndication Agent, permits us to borrow an aggregate principal amount of up to $450.0 million, consisting of a $200.0 million revolving credit facility and $250.0 million term loan facility. Our amended and restated credit facility is guaranteed by all our existing and future domestic wholly owned subsidiaries. As of October 3, 2005, our outstanding indebtedness was approximately $342.7 million, a net decrease of approximately $50.2 million from December 31, 2004, and we had outstanding borrowings of $92.0 million on our revolving credit facility.

In addition to our amended and restated credit facility, our foreign subsidiaries maintain local credit facilities to provide credit for overdraft, working capital and other purposes. As of September 30, 2005, total credit available under such facilities was approximately $10.4 million, or the foreign currency equivalent.

We continue to have significant liquidity requirements. In addition to the cash requirements for debt service, we have commitments under our operating leases for certain machinery and equipment as well as manufacturing, warehousing, showroom and other facilities used in our operations.

We are currently in compliance with all of the covenants and conditions under our credit facility. We believe that existing cash balances and internally generated cash flows, together with borrowings available under our new revolving credit facility, will be sufficient to fund normal working capital needs, capital spending requirements, debt service requirements and dividend payments for at least the next twelve months. In addition, we believe that we will have adequate funds available to meet long-term cash requirements and that we will be able to comply with the covenants under the credit agreement. Future principal debt payments may be paid out of cash flows from operations from future refinancing of our debt or equity issuances. However, our ability to make scheduled payments of principal, to pay interest on or to refinance our indebtedness, to satisfy our other debt obligations and to pay dividends to stockholders will depend upon our future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control.

Contractual Obligations

The following summarizes our fixed long-term contractual obligations as of September 30, 2005 (in thousands):

	Payments due by period
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Long-term debt	$26,588	$59,303	$59,024	$345,933	$490,848
Operating leases	8,226	14,795	9,876	9,563	42,460
Purchase commitments	1,566	—	—	—	1,566
Pension obligations	1,253	1,786	—	—	3,039
Post retirement benefit plan obligations	1,430	3,565	4,313	11,852	21,160

Total	39,063	79,449	73,213	367,348	559,073

Contractual obligations for long-term debt include principal and interest payments. Interest has been included at either the fixed rate or the variable rate in effect as of September 30, 2005, as applicable.

Environmental Matters

Our past and present business operations and the past and present ownership and operation of manufacturing plants on real property are subject to extensive and changing federal, state, local and foreign environmental laws and regulations, including those relating to discharges to air, water and land, the handling and disposal of solid and hazardous waste and the cleanup of properties affected by hazardous substances. As a result, we are involved from time to time in administrative and judicial proceedings and inquiries relating to environmental matters and could become subject to fines or penalties related thereto. We cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist. Compliance with more stringent laws or regulations, or stricter interpretation of existing laws, may require additional expenditures by us, some of which may be material. We have been identified as a potentially responsible party pursuant to CERCLA for remediation costs associated with waste disposal sites that we previously used. The remediation costs and our allocated share at some of these CERCLA sites are unknown. We may also be subject to claims for personal injury or contribution relating to CERCLA sites. We reserve amounts for such matters when expenditures are probable and reasonably estimable.

Off-Balance Sheet Arrangements

We do not currently have, nor have we ever had, any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts. As a result, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

Section 404 of the Sarbanes-Oxley Act of 2002

Beginning in late 2004, we began a process to document and evaluate our internal controls over financial reporting in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations, which require annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments in 2005. In this regard, management has dedicated internal resources, engaged outside consultants and adopted a detailed work plan to (i) assess and document the adequacy of internal controls over financial reporting, (ii) take steps to improve control processes, where appropriate, (iii) validate through testing that controls are functioning as documented and (iv) implement a continuous reporting and improvement process for internal control over financial reporting. Our efforts to commence compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our assessment of our internal controls over financial reporting have resulted, and are likely to continue to result, in increased expenses. We have spent approximately $3 million in 2005 on Section 404 compliance related expenses. We expect that our Section 404 compliance related expenditures will decrease in 2006.

Management and our audit committee have given our compliance with Section 404 the highest priority. We cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we fail to correct any issues in the design or operating effectiveness of internal controls over financial reporting or fail to prevent fraud, current and potential shareholders could lose confidence in our financial reporting, which could harm our business and the trading price of our common stock.

Quantitative and Qualitative Disclosures about Market Risk

During the normal course of business, we are routinely subjected to market risk associated with interest rate movements and foreign currency exchange rate movements. Interest rate risk arises from our debt obligations and related interest rate collar and swap agreements. Foreign currency exchange rate risk arises from our non-U.S. operations and purchases of inventory from foreign suppliers.

We have risk in our exposure to certain material costs. Our largest raw material costs are for steel and plastics. Steel is the primary raw material used in the manufacture of our products. The prices of plastic are sensitive to the cost of oil, which is used in the manufacture of plastics. Both raw materials experienced significant price increases during 2004. As a result, material costs increased by $8.9 million in 2004. In 2005, as a result of energy price inflation, our transportation costs and the cost of plastics have increased significantly. To date, we have been largely successful in offsetting these price changes in materials and energy through our global sourcing initiatives and price increases to our products, however we have not been successful in offsetting the increase in our foreign exchange rate costs.

Interest Rate Risk

We have both fixed and variable rate debt obligations that are denominated in U.S. dollars. Changes in interest rates have different impacts on the fixed and variable-rate portions of our debt. A change in interest rates impacts the interest incurred and cash paid on the variable-rate debt but does not impact the interest incurred or cash paid on the fixed rate debt.

We use interest rate swap and cap agreements for other than trading purposes in order to manage our exposure to fluctuations in interest rates on our variable-rate debt. Such agreements effectively convert $212.5 million of our variable-rate debt at the end of the year to a fixed-rate basis, utilizing the three-month London Interbank Offered Rate, or LIBOR, as a floating rate reference. Fluctuations in LIBOR affect both our net financial instrument position and the amount of cash to be paid or received by us, if any, under these agreements.

The following table summarizes our market risks associated with our debt obligations and interest rate swap and cap agreements as of December 31, 2004. For debt obligations, the table presents principal cash flows and related weighted average interest rates by year of maturity. Variable interest rates presented for variable-rate debt represent the weighted average interest rates on our credit facility borrowings as of December 31, 2004. For interest rate swaps and caps, the table presents the notional amounts and related weighted average interest rates by year of maturity.

	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
	(dollars in thousands)
Rate Sensitive Liabilities
Long-term Debt:
Fixed Rate	$108	$113	$117	$122	$126	$272	$858	$858
Average Interest Rate	4.11%	4.11%	4.11%	4.11%	4.11%	4.11%
Variable Rate	—	$3,970	$3,970	$3,970	$3,970	$376,120	$392,000	$392,000
Average Interest Rate	—	5.34%	5.34%	5.34%	5.34%	4.11%

	2004	2005	2006	2007	2008	Thereafter	Total	Fair Value
	(dollars in thousands)
Rate Sensitive Derivative Financial Instruments
Interest Rate Caps:
Notional Amount	—	$162,500	—	—	—	—	$162,500	$275,313
Strike Rate	—	4.25%	—	—	—	—
Interest Rate Swap:
Notional Amount	—	$50,000	—	—	—	—	$50,000	$250,636
Pay Fixed Interest Rate		3.01%
Receive Variable Interest Rate (at 12/31/04)		2.01%

A 1% interest rate increase would increase interest expense by $3.9 million. We will continue to review our exposure to interest rate fluctuations and evaluate whether we should manage such exposure through derivative transactions.

Foreign Currency Exchange Rate Risk

We manufacture our products in the United States, Canada and Italy and sell our products in those markets as well as in other European countries. Our foreign sales and certain expenses are transacted in foreign currencies. Our production costs, profit margins and competitive position are affected by the strength of the currencies in countries where we manufacture or purchase goods relative to the strength of the currencies in countries where our products are sold. Additionally, as we report currency in the U.S. dollar, our financial position is affected by the strength of the currencies in countries where we have operations relative to the strength of the U.S. dollar. The principal foreign currencies in which we conduct business are the Canadian dollar and the Euro. Approximately 10.3% of our revenues in 2004 and 10.0% in 2003, and 32.2% of our cost of goods sold in 2004 and 34.0% in 2003, were denominated in currencies other than the U.S. dollar. Foreign currency exchange rate fluctuations resulted in a $3.4 million loss in 2004 and a $7.7 million loss in 2003.

From time to time, we enter into foreign currency forward exchange contracts and foreign currency option contracts for other than trading purposes in order to manage our exposure to foreign exchange rates associated with short-term operating receivables of a Canadian subsidiary that are payable by our U.S. operations. The terms of these contracts are generally less than a year. Changes in the fair value of such contracts are reported in earnings in the period the value of the contract changes. The net gain or loss upon settlement and the remaining change in fair value is recorded as a component of other income (expense). The aggregate fair market value of the foreign currency option contract outstanding at December 31, 2004 and 2003 was $(87) thousand and $200 thousand, respectively, all of which was included in prepaid and other current assets in our consolidated balance sheet as of December 31, 2004 and 2003. During 2004 and 2003, we recognized a corresponding net loss and gain, respectively, related to the agreements. We also realized a net gain of $1.5 million related to agreements initiated and settled during 2003.

Recent Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs” (“SFAS 151”). This statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing”, to clarify accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities, however, in periods of abnormally high production, the amount of fixed overhead allocated to products is decreased so that inventories are not measured above cost. The provisions of SFAS 151 are effective for inventory costs incurred in fiscal years beginning after June 15, 2005. As such, we are required to adopt these provisions on January 1, 2006 and is currently evaluating the impact of SFAS 151 on the consolidated financial statements.

In December 2004, the FASB issued a revision of SFAS No. 123, “Share-Based Payment” (“SFAS 123(R)”), which supersedes SFAS No. 123 and APB Opinion No. 25. This statement focuses primarily on transactions in which an entity obtains employee services in exchange for share-based payments. The pro forma disclosure previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. Under SFAS 123(R), a public entity generally is required to measure the cost of employee services received in exchange for the award of an equity instrument based on the grant-date fair value of the award, with such cost recognized over the applicable vesting period. In addition, SFAS 123(R) requires an entity to provide certain disclosures in order to assist in understanding the nature of share-based payment transactions and the effects of those transactions on the financial statements. We adopted the provisions of SFAS 123(R) as of January 1, 2006. Under SFAS No. 123(R), we must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. The permitted transition methods include either retrospective or modified prospective adoption. Under the retrospective option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The modified prospective method requires that compensation expense be recorded for all unvested stock options at the beginning of the first quarter of adoption of SFAS No. 123(R), while the retrospective method would record compensation expense for all unvested stock options beginning with the first period presented.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information concerning our executive officers and directors as of the date of this prospectus supplement:

Name	Age	Position
Burton B. Staniar	64	Chairman of the Board
Andrew B. Cogan	43	Chief Executive Officer, Knoll, Inc., and Director
Kathleen G. Bradley	56	President and Chief Executive Officer, Knoll North America, and Director
Arthur C. Graves	59	Senior Vice President—Sales and Distribution
Stephen A. Grover	53	Senior Vice President—Operations
Barry L. McCabe	58	Senior Vice President and Chief Financial Officer
Patrick A. Milberger	48	Senior Vice President, General Counsel and Secretary
Benjamin A. Pardo	44	Senior Vice President and Director of Design
Marcia A. Thompson	49	Vice President—Human Resources
Jeffrey A. Harris	50	Director
Sidney Lapidus	68	Director
Kewsong Lee	40	Director
Kevin Kruse	35	Director
John F. Maypole	66	Director
Anthony P. Terracciano	67	Director
Stephen F. Fisher	53	Director

Burton B. Staniar has served as Chairman of the Board since his appointment in December 1993. Mr. Staniar served as our Chief Executive Officer from December 1993 to January 1997. Prior to that time, Mr. Staniar held a number of assignments at Westinghouse, including President of Group W Cable and Chairman and Chief Executive Officer of Westinghouse Broadcasting. Mr. Staniar is also a director of Church and Dwight Co., Inc. and Journal Register, Co.

Andrew B. Cogan has served as a director since February 1996 and assumed the role of Chief Executive Officer of Knoll, Inc. in April 2001 after serving as Chief Operating Officer since December 1999. Mr. Cogan has held several positions in the design and marketing group worldwide since joining us in 1989, including Executive Vice President—Marketing and Product Development and Senior Vice President. Mr. Cogan is also a director of the Chinati Foundation in Marfa, Texas.

Kathleen G. Bradley has served as a director since November 1999 and assumed the role of President and Chief Executive Officer, Knoll North America, in April 2001. She was named as our President in December 1999, after serving as Executive Vice President—Sales, Distribution and Customer Service since August 1998, Senior Vice President since 1996 and Divisional Vice President for Knoll’s southeast division since 1988. Prior to that time, Ms. Bradley was regional manager for our Atlanta region, a position to which she was promoted in 1983. She began her career with Knoll in 1979.

Arthur C. Graves has served as our Senior Vice President—Sales and Distribution since October 1999. He began his career with us in 1989 and has held several senior sales management positions with us since that time. Prior to joining us, Mr. Graves was with Herman Miller, Inc. from 1979 to 1989 where he held several sales and management positions. Mr. Graves’ career in the contract office furniture industry has spanned 25 years.

Stephen A. Grover has served as our Senior Vice President of Operations since May 1999 and is responsible for our Purchasing, Logistics, Product Development and Manufacturing teams. Prior to joining us, he was the Global Manufacturing Manager for General Electric’s Magnetic Resonance Imaging business. Over his 19-year career at GE, he also worked across the plastics business and medical systems business in progressively larger roles.

Barry L. McCabe was appointed as our Senior Vice President and Chief Financial Officer in May of 2002, after serving as Senior Vice President, Treasurer and Controller since January 2000 and serving as Vice President, Treasurer and Controller since January 1995. Prior to joining us in August 1990, Mr. McCabe worked with a number of Westinghouse business units during his 16 year career at Westinghouse.

Patrick A. Milberger was appointed as our Senior Vice President, General Counsel and Secretary in January 2000, after serving as Vice President, General Counsel and Secretary. Mr. Milberger joined us as Vice President and General Counsel in April 1994. Prior to joining us, Mr. Milberger served as an assistant general counsel and in a number of other positions in the Westinghouse law department, which he joined in 1986.

Benjamin A. Pardo was appointed as our Senior Vice President and Design Director in September 2005. Prior to joining us, Mr. Pardo was President of Unifor, Inc., where he had been employed since 1988.

Marcia A. Thompson was appointed as our Senior Vice President—Human Resources in January 2005. She was named Director of Human Resources in April 2003, after serving as Manager Human Resources since 1993. Ms. Thompson’s career in Human Resources has spanned 20 years.

Jeffrey A. Harris has served as a director since February 1996. Mr. Harris is a Managing Director of Warburg Pincus LLC, where he has been employed since 1983. Mr. Harris is also a director of Bill Barrett Corporation, Nuance Communications, Inc. and several private companies.

Sidney Lapidus has served as a director since February 1996. Mr. Lapidus is a Managing Director and Senior Advisor of Warburg Pincus LLC, where he has been employed since 1967. Mr. Lapidus is a director of Lennar Corporation, The Neiman Marcus Group, Inc., as well as a number of non-profit organizations.

Kewsong Lee has served as a director since February 1996. Mr. Lee is a Managing Director of Warburg Pincus LLC, where he has been employed since 1992. Mr. Lee is a director of Arch Capital Group Ltd., The Neiman Marcus Group, Inc., TransDigm Holding Company, TransDigm Inc. and several private companies.

Kevin Kruse has served as a director since December 2003. Mr. Kruse is a Managing Director of Warburg Pincus LLC since January 2006 and has been employed by Warburg Pincus LLC since February 2002. Prior to joining Warburg Pincus, Mr. Kruse was employed by AEA Investors Inc. Prior to that, he was employed by Bain & Co., a management consulting firm. Mr. Kruse is also a director of Polypore International, Inc., Polypore, Inc., TransDigm Holding Company, TransDigm Inc. and Wellman, Inc.

John F. Maypole has served as a director since December 2004. Mr. Maypole has, for over 20 years, served as an independent consultant to various corporations and providers of financial services. Mr. Maypole is also a director of MassMutual Financial Group and Church and Dwight Co., Inc.

Anthony P. Terracciano has served as a director since December 2004. Mr. Terracciano is the former Chairman of the Board of Riggs National Corporation. Mr. Terracciano also served as Vice Chairman of the board of directors of American Water Works Company Inc. from 1998 until January

2003. From July 2000 to January 2002, he was chairman of Dime Bancorp. Prior to that, he was President of First Union Corporation, Chairman and CEO of First Fidelity Bancorporation, President of Mellon Bank Corp. and Vice Chairman of Chase Manhattan Bank. Mr. Terracciano is also a director of Avaya, Inc. and IKON Office Solutions and a member of the Board of Trustees for Monmouth Medical Center.

Stephen F. Fisher has served as a director since December 2005. Mr. Fisher is the Executive Vice President and Chief Financial Officer of Entercom Communications Corp., a position he has held since November 1998. Prior to joining Entercom Communications, Mr. Fisher was a Managing Director of a private equity firm.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information known to us regarding the beneficial ownership of our common stock as of December 31, 2005, and as adjusted to reflect the common stock offered in this offering by:

•	each person known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.

Except as indicated in the footnotes to this table and pursuant to state community property laws, each stockholder named in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage of ownership is based on 52,338,171 shares of our common stock outstanding on December 31, 2005. Unless otherwise indicated, the address for each of the stockholders in the table below is c/o Knoll, Inc., 1235 Water Street, East Greenville, Pennsylvania 18041. Any increase (decrease) in the number of shares offered by this prospectus supplement would correspondingly increase (decrease) the number of shares being offered by the selling stockholders listed below and correspondingly decrease (increase) such selling stockholders’ beneficial ownership after completion of the offering under this prospectus supplement in the table below.

	Beneficial Ownership Prior to any Offering under this Prospectus Supplement				Beneficial Ownership After Completion of the Offering under this Prospectus Supplement
Name	Shares	Percent(1)	Shares Being Offered(2)		Shares	Percent(1)
Stockholders owning approximately 5% or more :
Warburg, Pincus Ventures, L.P.(3)	29,867,952	57.1%	10,000,000	(4)	19,867,952	38.0%
FMR Corp.(5)	3,313,604	6.3%	—		3,313,604	6.3%

Directors and Executive Officers:
Burton B. Staniar(6)	1,199,014	2.3%	300,000	(7)	899,014	1.7%
Andrew B. Cogan(6)	1,442,690	2.7%	—		1,442,690	2.7%
Kathleen G. Bradley(6)	1,503,692	2.8%	—		1,503,692	2.8%
Stephen A. Grover(6)	531,600	1.0%	—		531,600	1.0%
Arthur C. Graves(6)	240,506	*	—		240,506	*
Jeffrey A. Harris(8)	29,867,952	57.1%	—		19,867,952	38.0%
Sidney Lapidus(9)	29,867,952	57.1%	—		19,867,952	38.0%
Kewsong Lee(10)	29,867,952	57.1%	—		19,867,952	38.0%
Kevin Kruse(11)	29,867,952	57.1%	—		19,867,952	38.0%
Anthony P. Terracciano(12)	12,850	*	—		12,850	*
John F. Maypole(12)	11,550	*	—		11,550	*
Stephen F. Fisher(12)	—	—	—		—	—
All directors and executive officers as a group(16 persons)(12)(13)	35,341,070	62.7%	—		25,041,070	44.5%

*	Represents less than 1%
(1)

Percentages are calculated pursuant to Rule 13d-3 under the Exchange Act. Percentage calculations assume, for each person and group, that all shares that may be acquired by such person or group pursuant to options currently exercisable or that become exercisable within 60 days following December 31, 2005 are outstanding for the purpose of computing the percentage of common stock owned by such person or group. However, those unissued shares of common stock described above are not deemed to be outstanding for calculating the percentage of common stock owned by any other person.

(2)	Assumes no exercise of the underwriters’ over-allotment option.
(3)	Includes 29,323,884 shares directly owned and 544,068 shares beneficially owned through Warburg Pincus & Co. The sole general partner of Warburg Pincus Ventures, L.P., or Warburg Pincus, is Warburg Pincus Partners LLC, a New York limited liability company that is managed by Warburg Pincus & Co. Warburg Pincus LLC manages Warburg Pincus. Charles R. Kaye and Joseph P. Landy are each Managing General Partners of Warburg Pincus & Co. and Co-Presidents and Managing Members of Warburg Pincus LLC. Messrs. Harris, Kruse, Lapidus and Lee are General Partners of Warburg Pincus & Co. and Managing Directors of Warburg Pincus LLC. Each of these individuals disclaims beneficial ownership of the shares held by Warburg Pincus except to the extent of any pecuniary interest therein. The address of the Warburg Pincus entities is 466 Lexington Avenue, New York, NY 10017.
(4)	Warburg Pincus has granted the underwriters a 30-day option to purchase up to 1,500,000 shares of common stock it holds solely to cover over-allotments, if any. In the event the over-allotment option is exercised in full, Warburg Pincus will beneficially own 18,367,952 shares, or 35.1% of the outstanding common stock after the offering.
(5)	FMR Corp., a holding company, filed with the SEC a Schedule 13G on February 14, 2005 indicating that, as of December 31, 2004 (a) it (directly or indirectly) has sole dispositive power over all these shares, (b) it has sole voting power over 2,453,300 of these shares and no shared voting power, (c) these shares are, for the most part, held by investment companies and institutional accounts managed by Fidelity Management & Research Company and Fidelity Management Trust Company, wholly owned subsidiaries of FMR Corp., and (d) the family of Edward C. Johnson 3d, including Mr. Johnson, the Chairman of FMR Corp., and his daughter Abigail Johnson, a director, may be deemed to form a controlling group with respect to FMR Corp. The address of FMR Corp. is 82 Devonshire Street, Boston, MA 02109.
(6)	Excludes 80,000, 320,000, 144,000, 144,000, and 320,000 shares of common stock that are held by Messrs. Staniar, Cogan, Graves, Grover, and Ms. Bradley, respectively, which shares are subject to forfeiture if the respective executive officer or director ceases to be an employee or director prior to December 13, 2010, subject to earlier vesting if we meet certain operating targets or the executive officer or director is terminated on account of death, disability or a termination by us without cause.
(7)	Mr. Staniar has granted the underwriters a 30-day option to purchase up to 45,000 shares of common stock he holds solely to cover over-allotments, if any. In the event the over-allotment option is exercised in full, Mr. Staniar will beneficially own 854,014 shares, or 1.6% of the common stock outstanding after the offering.
(8)	Mr. Harris, a director of Knoll, Inc., is a managing director and member of Warburg Pincus LLC and a general partner of Warburg Pincus & Co. All shares indicated as owned by Mr. Harris are included because of his affiliation with the Warburg Pincus entities. Mr. Harris owns no shares individually and disclaims beneficial ownership of all shares owned by the Warburg Pincus entities. His address is c/o Warburg Pincus LLC, 466 Lexington Avenue, New York, NY 10017.
(9)	Mr. Lapidus, a director of Knoll, Inc., is a managing director, member and senior advisor of Warburg Pincus LLC and a general partner of Warburg Pincus & Co. All shares indicated as owned by Mr. Lapidus are included because of his affiliation with the Warburg Pincus entities. Mr. Lapidus owns no shares individually and disclaims beneficial ownership of all shares owned by the Warburg Pincus entities. His address is c/o Warburg Pincus LLC, 466 Lexington Avenue, New York, NY 10017.
(10)

Mr. Lee, a director of Knoll, Inc., is a managing director and member of Warburg Pincus LLC and a general partner of Warburg Pincus & Co. All shares indicated as owned by Mr. Lee are included because of his affiliation with the Warburg Pincus entities. Mr. Lee owns no shares individually and disclaims beneficial ownership of all shares owned by the Warburg Pincus entities. His address is c/o Warburg Pincus LLC, 466 Lexington Avenue, New York, NY 10017.
(11)	Mr. Kruse, a director of Knoll, Inc., is a managing director and member of Warburg Pincus LLC and a general partner of Warburg Pincus & Co. All shares indicated as owned by Mr. Kruse are included because of his affiliation with the Warburg Pincus entities. Mr. Kruse owns no shares individually and disclaims beneficial ownership of all shares owned by the Warburg Pincus entities. His address is c/o Warburg Pincus LLC, 466 Lexington Avenue, New York, NY 10017.
(12)	Excludes options to purchase 18,750, 18,750, 25,000, and 137,500 shares of common stock held by Messrs. Maypole, Terracciano, Fisher and all directors and executive officers as a group, respectively, that will not vest within 60 days of December 31, 2005.
(13)	Excludes (A) 1,266,000 shares of common stock that are held by our directors and executive officers as a group, which shares are subject to forfeiture if the respective executive officer or director ceases to be an employee or director prior to December 13, 2010, subject to earlier vesting if we meet certain operating targets or the executive officer or director is terminated on account of death, disability or a termination by us without cause, and (B) options to purchase 163,000 shares of common stock that are held by our directors and executive officers as a group that will not vest within 60 days of December 31, 2005.

Lock-up Agreements

In connection with this offering, we, the selling stockholders, our directors and our Section 16 officers have entered into lock-up agreements with the underwriters, whereby we, the selling stockholders, our directors and our Section 16 officers have agreed, with certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any common stock or any securities convertible into or exercisable or exchangeable for common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such common stock, whether any such transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise, without the prior written consent of Goldman, Sachs & Co. and Banc of America Securities LLC on behalf of the underwriters during the period ending 90 days after the date of this prospectus supplement. In the case of our Section 16 officers, the lock-up does not apply to sales in an amount not to exceed 15% of such Section 16 officer’s ownership of us (including vested options, options that will vest within sixty days following December 31, 2005, and restricted shares of Common Stock) as of December 31, 2005. These restrictions, and certain exceptions, are described in more detail under “Underwriting.”

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary of the material provisions of the instruments evidencing our material indebtedness. It does not include all of the provisions of our material indebtedness, copies of which have been filed as exhibits to our reports filed with the SEC.

General.    On October 3, 2005, we amended and restated our existing credit facility. Our amended and restated credit facility with various lenders and Bank of America, N.A., as administrative agent, and UBS Securities LLC, as syndication agent, permits us to borrow an aggregate principal amount of up to $450.0 million, consisting of a $200.0 million revolving credit facility and $250.0 million term loan facility. Our revolving credit facility can be increased from $200.0 million to $212.0 million and our term loan facility can be increased from $250.0 million to $350.0 million, in each case if we obtain additional commitments, which increase can be effected without the consent of the lenders. Our credit facility is guaranteed by all our existing and future direct and indirect domestic subsidiaries. Our credit facility includes a letter of credit subfacility. We used the proceeds of the term loan facility and a $92.0 million borrowing under our revolving credit facility to repay our prior revolving and term loan credit facility, including accrued interest, in the aggregate amount of approximately $333 million, and to pay related fees and expenses.

Security.    Our indebtedness under our amended and restated credit facility is currently secured by a first priority security interest in substantially all of our assets and properties, as well as those of our domestic subsidiaries. Following an improvement of our debt ratings to specified levels, the indebtedness under our amended and restated credit facility will be secured only by a pledge of the capital stock of each of our domestic subsidiaries and 65% of the capital stock of each of our, and our wholly-owned domestic subsidiaries’, direct foreign subsidiaries.

Interest.    Indebtedness under our amended and restated credit facility bears interest at a floating rate based, at our option, upon (i) LIBOR (the London Interbank Offered Rate) for one, two, three or six months, plus 2.0% in the case of both the revolving loans and term loans or (ii) the greater of (A) the federal funds rate, plus 0.5% or (B) the prime rate, plus 1.0% in the case of both the revolving credit facility loans and term loans. In each case, these rates are subject to change based on our ratio of total debt to EBITDA.

Maturity.    Loans made pursuant to the revolving credit facility may be borrowed, repaid and reborrowed from time to time until October 3, 2010, subject to satisfaction of certain conditions on the date of any such borrowing. No letter of credit can have an expiration date that is more than one year after the issuance date thereof or that is less than 15 days prior to the termination date of the revolving credit facility (unless cash collateralized). The loan made under the term loan facility was made in a single drawing on October 3, 2005 and will mature on October 3, 2012. The term loan facility is subject to quarterly amortization of principal, which will commence on December 31, 2005, equal to 0.25% of the original aggregate principal amount of the term loans. Our amended and restated credit facility will be permanently reduced with specified portions of the proceeds of asset sales that are not reinvested in assets useful in our business or the business of our subsidiaries within specified time periods.

Certain Fees.    We are also required to pay to the lenders a commitment fee equal to 0.5% per annum on the committed undrawn amount of the revolving credit facility, subject to adjustment based upon our ratio of total debt to EBITDA and letter of credit fees equal to the applicable margin payable on revolving credit facility loans maintained as LIBOR loans, subject to adjustment under similar circumstances.

Covenants.    Our amended and restated credit facility contains two financial covenants. Compliance with these financial covenants is determined based on a calculation of adjusted EBITDA, in which certain types of income are excluded from EBITDA and certain non-recurring items are added back to EBITDA. The types of income excluded from EBITDA include income of any of our subsidiaries if such subsidiary is not able to pay dividends at that time, income of any of our subsidiaries or acquired assets accrued prior to the date such subsidiary became a subsidiary or such assets were acquired, the income of any subsidiary in which any other person (other than us or any of our wholly owned subsidiaries) has a joint interest, except to the extent of the amount of dividends or other distributions actually paid by such subsidiary to us or any of our wholly owned subsidiaries, gains or losses attributable to sales of assets outside the ordinary course of business in excess of $2.5 million and gains and losses relating to fluctuations in currency values. The items added back to EBITDA include cash charges resulting from the refinancing that arise within six months of the closing of the refinancing, non-cash charges, impairments and expenses other than depreciation and amortization, restructuring and acquisition integration costs not to exceed $10.0 million, extraordinary losses and cash charges incurred in connection with equity or debt financings.

One financial covenant, tested quarterly, requires that we maintain a funded debt to adjusted EBITDA ratio of no greater than 4.00 to 1.00 for the first fiscal quarter of our amended and restated credit facility ending on December 31, 2005 and becomes increasingly restrictive in quarter-point increments during the term of our amended and restated credit facility, requiring us to maintain a funded debt to adjusted EBITDA ratio of no greater than 3.00 to 1.00 for each four-fiscal quarter period ending on and after March 31, 2010. The other financial covenant, tested quarterly, requires us to maintain an adjusted EBITDA to interest ratio of at least 2.75 to 1.00 for the first fiscal quarter of our amended and restated credit facility ending on December 31, 2005 and becomes increasingly restrictive in quarter point increments during the term of our amended and restated credit facility, requiring us to maintain an adjusted EBITDA to interest ratio of at least 3.50 to 1.00 for each four-fiscal quarter period ending on and after September 30, 2007.

In addition, our amended and restated credit facility also contains covenants that limit, subject to certain exceptions, (i) the incurrence of additional indebtedness; (ii) capital expenditures in excess of a specified amount in any fiscal year with a two-year carry-over; (iii) sale/leaseback transactions; (iv) declaration or payment of dividends and stock repurchases; (v) loans to and investments in third parties; (vi) most transactions with affiliates other than on terms substantially as favorable as would be obtainable in a comparable arm’s length transaction; (vii) sales or leases of assets; (viii) acquisitions; (ix) mergers and consolidations, provided that any of our subsidiaries may be merged into one another or into us; (x) prepayments of subordinated indebtedness; (xi) liens and encumbrances; and (xii) changes to our fiscal year and other matters customarily restricted in such agreements. Our amended and restated credit facility also requires us: to pledge after-acquired assets, including stock of after-acquired or formed subsidiaries, and to deliver guarantees by wholly owned domestic subsidiaries, with limited exceptions; to maintain its interest rate protection agreements for a period of not less than two years in an amount equal to 50% or more of the outstanding principal amount under our amended and restated credit facility; and maintain insurance.

Events of Default.    Our amended and restated credit facility contains standard events of default, including (i) defaults in the payment of principal or interest, (ii) defaults in the observance of covenants contained in our amended and restated credit facility and related documentation, (iii) breach of representations contained in our amended and restated credit facility and related documentation, (iv) events that cause the guarantees to cease to be in full force and effect, (v) certain bankruptcy and insolvency events with respect to us and certain of our subsidiaries, (vi) cross defaults on at least $15.0 million of other indebtedness of ours or any of our subsidiaries, (vii) judgments, orders or decrees entered against us or certain of our subsidiaries involving $15.0 million or more, (viii) certain events related to ERISA, (ix) loss of liens on collateral and (x) a change of control. After consummation of this offering, a change of control is deemed to occur if, among other events, any person or group becomes the beneficial owner of more than 40% of the voting stock, other than Warburg Pincus and our senior management, or if a majority of the seats on our board of directors are occupied by persons who were neither nominated by the board of directors nor appointed by directors so nominated.

UNDERWRITING

Knoll, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Banc of America Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Banc of America Securities LLC
UBS Securities LLC.
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,545,000 shares from the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,545,000 additional shares.

Paid by the Selling Stockholders	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $             per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms.

We, the selling stockholders, and our directors and Section 16 officers, have entered into lock-up agreements, whereby we, the selling stockholders, and our directors and Section 16 officers, agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any shares of common stock or securities convertible into or exchangeable for shares of our common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. and Banc of America Securities LLC. Additionally, shares subject to a lock-up may be transferred by bona fide gift, or to a trust for the benefit of the party granting the lock-up so long as the trustee is bound by the terms of the lock-up and such transfer is not a disposition for value. The lock-up does not apply to sales to the underwriters; certain de minimis repurchases by us; or, in the case of our Section 16 officers other than Burt Staniar, sales of the common stock in an amount not to exceed 15% of such Section 16 officer’s ownership of us (including vested options, options that will vest within sixty days following December 31, 2005, and restricted shares of Common Stock) on December 31, 2005. The parties granting the lock-up may also establish a Rule 10b5-1 trading plan, so long as such plan does not transfer any shares during the lock-up period. This agreement does not apply to any existing employee benefit plans.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange in the over-the-counter market or otherwise.

Each of the underwriters has represented and agreed that:

(a)	it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (“FSMA”) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (“FSA”);

(b)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(c)	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares offered hereby (the “Shares”) to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the “Securities and Exchange Law”) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

A prospectus in electronic format may be made available on the website maintained by one or more of the lead managers of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $400,000.

We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us and for Warburg Pincus or its affiliates, for which they have received or will receive customary fees and expenses. In particular, each of the underwriters served as underwriters in connection with our initial public offering in December 2004, for which they received customary fees and expenses. Certain affiliates of the underwriters have also acted as arrangers, agents and lenders in connection with our amended and restated credit facility, for which they received customary fees and expenses. Certain of the underwriters and their respective affiliates own individually and in the aggregate less than five percent of our outstanding common stock. An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated holds a passive, non-voting interest in the general partner of Warburg Pincus Ventures, L.P.

VALIDITY OF SECURITIES

The validity of our common stock offered by this prospectus supplement will be passed upon for us by Willkie Farr & Gallagher LLP, New York, New York. The validity of the common stock offered by this prospectus supplement will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements of Knoll, Inc. appearing in Knoll, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2004 (including the schedule appearing therein) have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report included therein and incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed with the SEC a registration statement on Form S-3, as amended, to register the securities being offered in this prospectus supplement. This prospectus supplement and the accompanying prospectus do not contain all of the information included in the registration statement. For further information about us or the selling stockholders and the shares of common stock offered in this prospectus supplement, you should refer to the registration statement and its exhibits.

Our annual reports on Form 10-K, along with all other reports and amendments filed with or furnished to the SEC are publicly available free of charge on the investor relations section of our website as soon as reasonably practicable after we file such materials with, or furnish them to, the SEC. Our website is located at http://www.knoll.com. The information on our website is not part of this or any other report we file with, or furnish to, the SEC. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You may also read and copy any documents we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operations of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

INCORPORATION BY REFERENCE

We are incorporating by reference in this prospectus supplement the information we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. We are incorporating by reference our documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus supplement until all of the securities offered under this prospectus supplement are sold:

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2004;

•	Our quarterly reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005, and September 30, 2005;

•	Our proxy statement on Schedule 14-A filed on March 31, 2005;

•	Our current reports on Form 8-K filed on October 4, 2005, December 7, 2005, January 12, 2006 and January 25, 2006; and

•	The description of our common stock contained in our registration statement on Form 8-A, filed on December 3, 2004, including any amendment or report filed for the purpose of updating such description.

We will provide a copy of these filings at no cost, upon your request, by writing or telephoning us at the following address:

Knoll, Inc.

1235 Water Street

East Greenville, PA 18041

(215) 679-7991

Attn: Investor Relations

You should rely only on the information incorporated by reference or provided in this prospectus supplement or the accompanying prospectus. Neither we nor the selling stockholders have authorized anyone else to provide you with different information. The selling stockholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of those documents.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

KNOLL, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Knoll, Inc.

We have audited the accompanying consolidated balance sheets of Knoll, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Knoll, Inc. at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/    Ernst & Young LLP

Philadelphia, Pennsylvania

January 28, 2005

KNOLL, INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2004 AND 2003

(in thousands, except per share data)

	2004	2003
ASSETS
Current assets:
Cash and cash equivalents	$9,052	$11,517
Customer receivables, net	92,452	91,271
Inventories	49,586	38,354
Deferred income taxes	12,240	14,338
Prepaid and other current assets	6,364	5,702

Total current assets	169,694	161,182
Property, plant, and equipment, net	150,992	154,653
Goodwill	45,408	45,101
Intangible assets, net	191,974	190,365
Other non-trade receivables	5,465	5,602
Other noncurrent assets	3,176	4,098

Total Assets	$566,709	$561,001

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Current maturities of long-term debt	$108	$81,340
Accounts payable	46,075	54,502
Income taxes payable	1,163	—
Other current liabilities	59,690	53,578

Total current liabilities	107,036	189,420
Long-term debt	392,750	299,531
Deferred income taxes	46,823	39,908
Postretirement benefits other than pension	23,513	21,149
Pension liability	7,597	8,768
International retirement obligation	5,771	5,313
Other noncurrent liabilities	4,564	5,031

Total liabilities	$588,054	$569,120

Stockholders’ deficit:
Common stock, $0.01 par value; authorized 200,000,000 shares; 49,475,364 shares issued and outstanding (net of 118,600 treasury shares) in 2004 and 46,306,858 shares issued and outstanding (net of 105,400 treasury shares) in 2003	495	463
Additional paid-in capital	45,275	1,937
Unearned stock grant compensation	(23,833)	—
Accumulated deficit	(55,925)	(12,068)
Accumulated other comprehensive income	12,643	1,549

Total stockholders’ deficit	(21,345)	(8,119)

Total Liabilities and Stockholders’ Deficit	$566,709	$561,001

See accompanying notes to the consolidated financial statements.

KNOLL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002

(in thousands, except per share data)

	2004	2003	2002
Sales	$706,390	$697,246	$773,263
Cost of sales	465,379	460,911	492,902

Gross profit	241,011	236,335	280,361
Selling, general, and administrative expenses	169,706	149,739	156,314

Operating income	71,305	86,596	124,047
Interest expense	19,452	20,229	26,541
Other (expense) income, net	(5,316)	(2,473)	2,933

Income before income tax expense	46,537	63,894	100,439
Income tax expense	19,793	27,545	40,667

Net income	$26,744	$36,349	$59,772

Earnings per share:
Basic	$.58	$.78	$1.29
Diluted	$.55	$.75	$1.23

Weighted-average shares outstanding:
Basic	46,353,253	46,317,530	46,345,714
Diluted	48,319,483	48,414,374	48,474,648

See accompanying notes to the consolidated financial statements.

KNOLL, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002

(in thousands, except per share data)

	Common Stock	Additional Paid-In Capital	Unearned Stock grant Compensation	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity (Deficit)
Balance at January 1, 2002 (46,363,658 shares)	$463	$2,975	$—	$(108,189)	$(17,549)	$(122,318)
Net income	—	—	—	59,772	—	59,772
Foreign currency translation adjustment	—	—	—	—	2,568	2,568
Minimum pension liability (net of income tax effect of $1,766)	—	—	—	—	(2,651)	(2,651)

Total comprehensive income						59,689

Purchase of common stock (27,600 shares)	—	(494)	—	—	—	(494)

Balance at December 31, 2002	$463	$2,463	$—	$(48,417)	$(17,632)	$(63,123)
Net income	—	—	—	36,349	—	36,349
Foreign currency translation adjustment	—	—	—	—	18,980	18,980
Minimum pension liability (net of income tax effect of $133)	—	—	—	—	201	201

Total comprehensive income						55,530

Purchase of common stock (29,200 shares)	—	(526)	—	—	—	(526)

Balance at December 31, 2003	$463	$1,937	$—	$(12,068)	$1,549	$(8,119)
Net income	—	—	—	26,744	—	26,744
Foreign currency translation adjustment	—	—	—	—	8,501	8,501
Unrealized gain on derivatives (net of income tax effect of $101)	—	—	—	—	150	150
Minimum pension liability (net of income tax effect of $1,629)	—	—	—	—	2,443	2,443

Total comprehensive income						37,838

Shares issued for consideration:
Exercise of stock options, including tax benefit of $5,501 (1,581,706 shares)	16	19,574	—	—	—	19,590
Shares issued under stock incentive plan (1,600,000 shares)	16	23,984	(24,000)	—	—	—
Earned stock grant compensation	—	—	167	—	—	167
Cash dividend ($1.525 per share)	—	—	—	(70,601)	—	(70,601)
Purchase of common stock (13,200 shares)	—	(220)	—	—	—	(220)

Balance at December 31, 2004 (49,475,364 shares)	$495	$45,275	$(23,833)	$(55,925)	$12,643	$(21,345)

See accompanying notes to the consolidated financial statements.

KNOLL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2004, 2003, AND 2002

(in thousands)

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$26,744	$36,349	$59,772
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	20,080	28,217	28,768
Amortization of intangible assets	1,692	1,382	1,424
Loss on early extinguishment of debt	—	1,151	1,940
Write-off of deferred financing fees	2,518	—	—
Foreign currency loss	2,944	6,509	27
Proceeds from settlement of foreign currency contracts	—	1,484	—
Proceeds from termination of interest rate swap agreements	—	4,770	—
Premium paid for interest rate cap agreement	(425)	—	—
Tax benefit from exercise of stock options	5,501	—	—
Other noncash items	102	(6,388)	(4,690)
Changes in assets and liabilities:
Customer receivables	299	3,117	9,832
Inventories	(9,932)	11,505	13,404
Accounts payable	(9,847)	(5,132)	(4,014)
Current and deferred income taxes	8,125	1,217	10,462
Other current assets	2,503	920	(1,493)
Other current liabilities	7,883	(15,894)	(23,501)
Other noncurrent assets and liabilities	2,116	9,768	3,435

Cash provided by operating activities	60,303	78,975	95,366

CASH FLOWS FOR INVESTING ACTIVITIES
Capital expenditures	(13,131)	(9,722)	(18,114)
Proceeds from sale of assets	—	235	37
Purchase of license agreement	—	(630)	—

Cash used in investing activities	(13,131)	(10,117)	(18,077)

CASH FLOWS FOR FINANCING ACTIVITIES
(Repayment) proceeds from revolving credit facility, net	(223,750)	49,750	7,000
Proceeds from issuance of long term debt	425,000	—	—
Repayment of long-term debt	(189,354)	(121,086)	(102,570)
Deferred financing fees	(5,819)	—	—
Premium paid for early extinguishment of debt	—	(1,037)	(1,813)
Payment of dividend	(70,601)	—	—
Purchase of common stock	(220)	(526)	(494)
Net proceeds from issuance of common stock	13,216	—	—

Cash used in financing activities	(51,528)	(72,899)	(97,877)

Effect of exchange rate changes on cash and cash equivalents	1,891	2,685	1,248

Decrease in cash and cash equivalents	(2,465)	(1,356)	(19,340)

Cash and cash equivalents at beginning of year	11,517	12,873	32,213

Cash and cash equivalents at end of year	$9,052	$11,517	$12,873

See accompanying notes to the consolidated financial statements.

KNOLL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004

1. NATURE OF OPERATIONS

Knoll, Inc. and its subsidiaries (the “Company” or “Knoll”) are engaged in the design, manufacture and sale of office furniture products and accessories, focusing on the middle to high-end segments of the contract furniture market. The Company has operations in the United States (“U.S.”), Canada and Europe and sells its products primarily through its direct sales representatives and independent dealers.

The Company’s Registration Statement (SEC File No. 333-118901) for its initial public offering was declared effective by the Securities and Exchange Commission on December 13, 2004. The Company’s common stock commenced trading on the New York Stock Exchange on December 14, 2004 under the trading symbol “KNL”. The Company sold 12,702,150 shares of common stock at an initial public offering price of $15.00 per share. The shares in the offering were offered by Warburg, Pincus Ventures, L.P., Knoll’s principal stockholder, and by certain current and former employees of Knoll. The number of shares sold included 1,656,802 shares sold pursuant to the full exercise of the underwriters’ option to purchase additional securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements of the Company include the accounts of Knoll, Inc. and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

The results of the European subsidiaries are reported and included in the consolidated financial statements on a one-month lag to allow for the timely presentation of consolidated information. The effect of this presentation is not material to the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and highly liquid investments with maturities of three months or less at the date of purchase.

Revenue Recognition and Accounts Receivable

Revenue from the sale of products is recognized upon transfer of title to the client, which occurs at the time of shipment.

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its clients and dealers to make required payments. The allowance is determined through an analysis of the aging of accounts receivable and assessments of risk that are based on historical trends and an evaluation of the impact of current and projected economic conditions. The Company evaluates the past-due status of its trade receivables based on the contractual terms of sale. If the financial condition of the Company’s clients and dealers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Accounts receivable are charged off against the allowance for doubtful accounts when the Company determines that recovery is unlikely. Losses have been consistent with the Company’s expectations.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

KNOLL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Property, Plant, Equipment and Depreciation

Property, plant, and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The useful lives are as follows: 45 years for buildings and 3 to 12 years for machinery and equipment.

Intangible Assets

Intangible assets consist of goodwill, trademarks and deferred financing fees. Goodwill is recorded at the amount by which cost exceeds the net assets of acquired businesses, and all other intangible assets are recorded at cost.

Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) requires the Company to annually, or more frequently if deemed necessary, compare the estimated fair value of the defined reporting unit to the reported carrying amount of the reporting unit. If the fair market value is less than the carrying value, goodwill may be impaired, and will be written down to its estimated fair market value, if necessary. In adopting the above Standard, the Company assigned an indefinite useful life to its trademarks and discontinued the amortization of both its goodwill and trademarks.

The Company has identified North America and Europe as its two reporting units and all of the Company’s goodwill is in North America. The Company completed the transitional goodwill impairment test as of January 1, 2002 and its annual impairment tests as of October 1 of each year thereafter. The first step of the goodwill impairment test was performed, as prescribed by SFAS 142, to identify potential impairment. This first step included estimating the fair value of the reporting unit to which the Company’s goodwill is attributable and comparing that fair value to the carrying amount of the reporting unit. Fair value was estimated using discounted cash flows and comparable company market multiples. Step one yielded a fair value that exceeded the carrying amount of each reporting unit. As a result, goodwill was considered not impaired.

The annual impairment test of trademarks is completed as of October 1 of each year and the transitional impairment testing was completed as of January 1, 2002. It was determined that no impairment existed based on the impairment tests for each year through 2004. The fair value of the trademarks was estimated using a discounted cash flow method.

The Company continues to amortize its deferred financing fees over the life of the respective debt.

Shipping and Handling

Amounts billed to clients for shipping and handling of products are classified as sales in the consolidated statements of operations. Costs incurred by the Company for shipping and handling are classified as cost of sales.

Research and Development Costs

Research and development expenses, which are expensed as incurred, were $12.8 million for 2004, $9.3 million for 2003, and $9.7 million for 2002.

KNOLL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income Taxes

Deferred tax assets and liabilities are recognized for the future income tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse.

Derivative Financial Instruments

The Company uses derivative financial instruments, to reduce its exposure to adverse fluctuations in foreign currency exchange and interest rates. In accordance with Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”, on the date a derivative instrument is entered into, the Company designates the derivative as (i) a fair value hedge, (ii) a cash flow hedge, (iii) a hedge of a net investment in a foreign operation, or (iv) a risk management instrument not eligible for hedge accounting. The Company recognizes all derivatives on the consolidated balance sheet at fair value. The interest rate swap agreement entered into in October 2004 (see further discussion in Note 12) was classified as a cash flow hedge and as such the effective portion of the change in the value of the contract is recorded in other comprehensive income, net of tax, and reclassified into earnings in the period or periods during which the hedged transactions affect earnings. Any ineffective portion of the change in the value of the contracts is immediately recognized in earnings. The interest rate cap agreement, also entered into in October 2004, was not considered to be a highly effective hedge, and thus, the change in the value of the contract is recognized immediately in earnings. All derivatives in effect during 2003 and 2002 were classified as risk management instruments not eligible for hedge accounting. Changes in the fair value of derivatives classified as risk management instruments not eligible for hedge accounting are reported in earnings in the period the value of the contract changes.

Foreign Currency Translation

Results of foreign operations are translated into U.S. dollars using average exchange rates during the period, while assets and liabilities are translated into U.S. dollars using exchange rates in effect at the balance sheet date. The resulting translation adjustments are recorded in accumulated other comprehensive income. As of December 31, 2004 and 2003, the accumulated foreign currency translation adjustments included in other comprehensive income amounted to $12,500,000 and $3,999,000, respectively.

Transaction gains and losses resulting from exchange rate changes on transactions denominated in currencies other than the functional currency are included in income in the period in which the change occurs.

Stock-Based Compensation

At December 31, 2004, the Company has three stock incentive plans, which are described more fully in Note 19. Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), encourages entities to record compensation expense for stock-based employee compensation plans at fair value but provides the option of measuring compensation expense using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). The Company accounts for stock-based compensation in accordance with APB 25. No stock-based employee compensation cost related to the three stock incentive plans is reflected in net income, as all options granted under those plans had an exercise price equal to the fair value of the underlying common stock on the date of grant.

KNOLL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table illustrates the effect on net income if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

	Twelve Months Ended December 31,
	2004	2003	2002
	(in thousands except per share data)
Net income, as reported	$26,744	$36,349	$59,772
Add:
Earned stock grant compensation	167	—	—
Other stock-based compensation expense (income)	747	(363)	138
Deduct:
Total stock-based employee compensation expense determined under fair-value-based method, net of related tax effects	(2,540)	(1,867)	(4,216)

As adjusted net income	$25,118	$34,119	$55,694

Earnings per share:
Basic—as reported	$.58	$.78	$1.29

Diluted—as reported	$.55	$.75	$1.23

Basic—as adjusted	$.54	$.74	$1.20

Diluted—as adjusted	$.52	$.70	$1.15

The weighted average per share fair value of options was $4.07 for 2004 grants and $5.23 for 2002 grants. There were no options granted in 2003.

The fair value of the options and stock purchase rights was estimated at the date of grant using (i) a Black-Scholes option pricing model for grants made prior to March 24, 1999 and (ii) a minimum value method for grants made on or subsequent to March 24, 1999. The following assumptions were used for the Black-Scholes model in 1999: risk-free interest rate of 6.5%, dividend yield of zero, expected volatility of the market price of the common stock of 35.0% and weighted average expected lives of 7 years for the options and 3 months for the stock purchase rights. Under the minimum value method, the Company used the following assumptions: risk-free interest rate of 4.8% in 2004 and 4.9% in 2002; dividend yield of zero in 2004 and 2002; and weighted average expected lives of 7 years in 2004 and 2002. Volatility was not considered under the minimum value method. The estimated fair value of the options was amortized to expense over the vesting period of the options for purposes of determining as adjusted net income.

KNOLL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss), net of tax are as follows (in thousands):

	Beginning Balance	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount	Ending Balance
December 31, 2002
Minimum pension liability	$—	$(4,417)	$1,766	$(2,651)	$(2,651)
Foreign currency translation adjustment	(17,549)	2,568	—	2,568	(14,981)

Accumulated other comprehensive (loss) income, net of tax	$(17,549)	$(1,849)	$1,766	$(83)	$(17,632)

December 31, 2003
Minimum pension liability	$(2,651)	$334	$(133)	$201	$(2,450)
Foreign currency translation adjustment	(14,981)	18,980	—	18,980	3,999

Accumulated other comprehensive (loss) income, net of tax	$(17,632)	$19,314	$(133)	$19,181	$1,549

December 31, 2004
Minimum pension liability	$(2,450)	$4,072	$(1,629)	$2,443	$(7)
Foreign currency translation adjustment	3,999	8,501	—	8,501	12,500
Unrealized gain (loss) on derivative	—	251	(101)	150	150

Accumulated other comprehensive income (loss), net of tax	$1,549	$12,824	$(1,730)	$11,094	$12,643

Earnings per Share

Basic earnings per share excludes the dilutive effect of common shares that could potentially be issued, due to the exercise of stock options, and is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted earnings per share include the effect of shares and potential shares issued under the stock incentive plans.

	Twelve Months Ended December 31,
	2004	2003	2002
	(in thousands)
Weighted average shares of common stock outstanding—basic	46,353	46,318	46,346
Potentially dilutive shares resulting from stock plans	1,966	2,096	2,129

Weighted average common shares—diluted	48,319	48,414	48,475

Antidilutive options not included in the weighted average common shares-diluted calculation	1,590	1,005	1,075

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, revenues and expenses and the disclosure of certain contingent assets and liabilities. Actual results may differ from such estimates of certain assets, liabilities, revenues and expenses and the disclosure of certain contingent assets and liabilities. Actual results may differ from such estimates.

KNOLL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

New Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 introduces a new consolidation model that determines control (and consolidation) based on potential variability in gains and losses of the entity being evaluated for consolidation. In December 2003, the FASB issued FIN 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46-R”) to address certain FIN 46 implementation issues. The consolidation requirements did not have an effect on the Company’s financial statements.

In the fourth quarter of 2003, Congress passed the Medicare Prescription Drug Act of 2003, which authorized Medicare to provide prescription drug benefits to retirees. To encourage employers to retain or provide postretirement drug benefits for their Medicare-eligible employees, beginning in 2006, the federal government will begin to make subsidy payments to employers who sponsor postretirement benefit plans under which retirees receive prescription drug benefits that are “actuarially equivalent” to the prescription drug benefits provided under Medicare. In May 2004, FASB Staff Position No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“FSP No. 106-2”), was issued which provides guidance on accounting for the effects of the new Medicare legislation. Adoption of FSP No. 106-2, which was effective in the third quarter of 2004, did not materially impact Knoll’s consolidated financial statements.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs” (“SFAS 151”). This statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing”, to clarify accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS 151 are effective for inventory costs incurred in fiscal years beginning after June 15, 2005. As such, the Company is required to adopt these provisions on January 1, 2006. The Company is currently evaluating the impact of SFAS 151 on its consolidated financial statements.

In December 2004, the FASB issued a revision of SFAS No. 123, “Share-Based Payment” (“SFAS 123(R)”), which supersedes SFAS No. 123 and APB Opinion No. 25. This statement focuses primarily on transactions in which an entity obtains employee services in exchange for share-based payments. The pro forma disclosures previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. Under SFAS 123(R), a public entity generally is required to measure the cost of employee services received in exchange for an award of an equity instrument based on the grant-date fair value of the award, with such cost recognized over the applicable vesting period. In addition, SFAS 123(R) requires an entity to provide certain disclosures in order to assist in understanding the nature of share-based payment transactions and the effects of those transactions on the financial statements. The provisions of SFAS 123(R) are required to be applied as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. As such, the Company is required to adopt the provisions of SFAS 123(R) at the beginning of the third quarter in 2005. Under SFAS No. 123(R), the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. The permitted transition methods include either retrospective or prospective adoption. Under the retrospective option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The prospective method requires that compensation expense be recorded for all unvested stock options at the beginning of the first quarter of adoption of SFAS No. 123(R), while the retrospective method would record

KNOLL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

compensation expense for all unvested stock options beginning with the first period presented. The Company is currently evaluating the requirements of SFAS 123(R) and expects that adoption of SFAS No. 123(R) will have a material impact on the Company’s consolidated financial position and results of operations. Since the Company has not yet determined the method of adoption or its effect, it has not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures under SFAS No. 123 included above.

3. CUSTOMER RECEIVABLES

Customer receivables are presented net of an allowance for doubtful accounts of $7,372,000 and $7,468,000 at December 31, 2004 and 2003, respectively. Management performs ongoing credit evaluations of its clients and generally does not require collateral. As of December 31, 2004 and 2003, the U.S. government and agencies thereof, represented approximately 18.8% and 23.2%, respectively, of gross customer receivables.

4. INVENTORIES

	2004	2003
	(in thousands)
Raw materials	$23,427	$20,125
Work in process	6,129	5,893
Finished goods	20,030	12,336

Inventories	$49,586	$38,354

Inventory reserves for obsolescence and other estimated losses were $6,347 and $6,559 at December 31, 2004 and 2003, respectively.

5. PROPERTY, PLANT, AND EQUIPMENT

	2004	2003
	(in thousands)
Land and buildings	$87,334	80,334
Machinery and equipment	277,978	268,942
Construction in progress	6,397	5,784

Property, plant and equipment	371,709	355,060
Accumulated depreciation	(220,717)	(200,407)

Property, plant and equipment, net	$150,992	$154,653

KNOLL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. INTANGIBLE ASSETS

Information regarding the Company’s goodwill and other intangible assets follows (in thousands):

	2004			2003
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Unamortizable intangible assets:
Goodwill	$53,766	$(8,358)	$45,408	$53,351	$(8,250)	$45,101
Trademarks	219,900	(32,069)	187,831	219,900	(32,069)	187,831

Amortizable intangible assets:
Deferred financing fees	4,297	(154)	4,143	8,098	(5,564)	2,534

Total	$277,93	$(40,581)	$237,382	$281,349	$(45,883)	$235,466

On March 30, 2004, the Company executed a second amendment to its existing senior credit facility. As a result, approximately $1,522,000 of deferred financing fees were recorded. However, on September 30, 2004, the Company terminated its previously existing senior credit facility and entered into a new senior secured credit facility. As a result of this transaction, approximately $2,518,000 of deferred financing fees, net of accumulated amortization of $7,102,000 were written off and approximately $4,297,000 of new deferred financing fees were recorded.

The Company recorded amortization of deferred financing fees of approximately $1,692,000 for the year ended December 31, 2004 and approximately $1,382,000 and $1,424,000 for the years ended December 31, 2003 and 2002. This amortization was recorded as a component of interest expense. The Company estimates that it will record amortization expense of approximately $614,000 for each of the succeeding five fiscal years.

7. OTHER CURRENT LIABILITIES

	2004	2003
	(in thousands)
Accrued employee compensation	$29,271	$23,160
Accrued product warranty	5,019	5,647
Accrued pension costs	6,962	6,251
Accrued group insurance	2,371	3,207
Deferred rent	3,205	—
Accrued freight	1,989	2,808
Other	10,873	12,505

Other current liabilities	$59,690	$53,578

KNOLL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8. INDEBTEDNESS

The Company’s long-term debt is summarized as follows:

	2004	2003
	(in thousands)
Term loans, variable rate (5.34% at December 31, 2004 and 2.515% at December 31, 2003), due through 2011	$392,000	$156,250
Revolving loans, variable rate (2.515%-4.375% at December 31, 2003)	—	223,750
Other	858	871

Less current maturities	392,858	380,871
	(108)	(81,340)

Long-term debt	$392,750	$299,531

Senior Subordinated Notes

On March 28, 2003, the Company redeemed the remaining principal amount ($57,250,000) of its 10.875% Senior Subordinated Notes due 2006 at a redemption price of 101.812% of principal amount, plus accrued interest. The redemption was funded with borrowings under the senior revolving credit facility. The Company recorded a loss on the early extinguishment of debt of $1,151,000.

On April 30, 2002, the Company redeemed $50,000,000 aggregate principal amount of the Senior Subordinated Notes at 103.625% of principal amount. The Company recorded a loss on the early extinguishment of debt of $1,940,000.

Term and Revolving Loans

On September 30, 2004, the Company terminated its previously existing senior credit facility and entered into a new $488 million senior secured credit facility consisting of a $425 million term loan and a $63 million revolving credit line. The Company used the proceeds of the term loan to repay amounts outstanding under the previously existing senior credit facility, plus accrued interest, totaling $355.2 million and to pay transaction costs associated with the new credit facility of $3.9 million. In addition, the proceeds from the borrowing funded a $70.6 million dividend to the Company’s stockholders (see Note 9).

The $425 million term loan is subject to a 0.25% quarterly principal amortization equal to $1.0625 million per quarter with the remaining principal due on September 30, 2011. As of December 31, 2004, $392.0 million remains outstanding following the Company’s prepayment of approximately $32.0 million of principal. Terms of the credit agreement require optional prepayments to be applied first in chronological order to the installments of principal scheduled to be paid within 12 months after such prepayment and secondly prorata against the remaining scheduled installments of principal. Obligations under the credit facility are secured by substantially all of the Company’s assets, including the capital stock of the Company. Borrowings under the credit agreement bear interest at a floating rate based, at the Company’s option, upon (i) a LIBOR rate plus an applicable percentage or (ii) the greater of the federal funds rate plus 0.5% or the prime rate, plus an applicable percentage. Under the terms of the credit facility, the Company is required to prepay certain principal in the event of any termination of all the Revolving Credit Commitments.

KNOLL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The senior credit agreement contains a letter of credit subfacility that allows for the issuance of up to $15,000,000 in letters of credit and a swing-line loan subfacility that allows for the issuance of up to $10,000,000 in swing-line loans. The amount available for borrowing under the revolving credit facility is reduced by the total outstanding letters of credit and swing-line loans. At December 31, 2004, the Company had $5,641,000 of letters of credit outstanding, no outstanding borrowings under the revolving credit facility and approximately $57,359,000 available for borrowing under the revolving credit facility. The letters of credit have expiration dates of May 30, 2005 and December 31, 2005, both with auto-renewal provisions, and October 31, 2005.

The Company pays a commitment fee initially through March 31, 2005 of 0.50% of the unused portion of the revolving credit facility. After March 31, 2005, the commitment fee will depend on the Company’s leverage ratio, ranging from 0.375% to 0.50%, on the unused portion of the revolving credit facility. In addition, the Company is required to pay a letter of credit fee of 2.50% through March 31, 2005 and thereafter ranging from 2.00% to 2.50%, depending on the Company’s leverage ratio and an issuing lender fee equal to 0.25% on the amount available to be drawn under letters of credit.

The credit agreement subjects the Company to various affirmative and negative covenants. Among other things, the covenants limit the Company’s ability to incur additional indebtedness, declare or pay annual dividends in an amount exceeding $11,432,000, purchase Company stock and require the Company to maintain certain financial ratios with respect to funded debt leverage and interest coverage. The credit agreement specifically allowed for payment of the 2004 dividend (see further discussion in Note 9). The Company was in compliance with the credit agreement covenants at December 31, 2004.

In October 2004, as required by the Company’s new credit facility, the Company entered into an interest rate swap agreement and an interest rate cap agreement for purposes of managing its risk in market interest rate fluctuations. These agreements hedge interest rate risk on a notional amount of approximately $212.5 million of the Company’s borrowings under the new credit facility. See further discussion at Note 12.

The Company also has several revolving credit agreements with various European financial institutions. These credit agreements provide credit primarily for overdraft and working capital purposes. As of December 31, 2004, total credit available under such agreements was approximately $11,369,000. There is currently no expiration date on these agreements. The interest rates on borrowings are variable and are based on the monetary market rate that is linked to each country’s prime rate. As of December 31, 2004, the Company had $1,064,000 outstanding under the European credit facilities.

Interest Paid

During 2004, 2003 and 2002, the Company made interest payments including amounts paid related to the Company’s interest rate collar swap and cap agreements totaling $17,081,000, $20,606,000, and $26,577,000, respectively.

KNOLL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maturities

Aggregate maturities of the Company’s indebtedness as of December 31, 2004 are as follows (in thousands):

2005	$108
2006	4,083
2007	4,087
2008	4,092
2009	4,096
Subsequent years	376,392

$392,858

9. DIVIDENDS

On September 27, 2004, the Company’s Board of Directors declared a $1.525 per share cash dividend payable to stockholders of record as of that date resulting in total dividends of $70.6 million.

10. PREFERRED STOCK

The Company’s Certificate of Incorporation authorizes the issuance of 10,000,000 shares of preferred stock with a par value of $1.00 per share. Subject to applicable laws, the Board of Directors is authorized to provide for the issuance of preferred shares in one or more series, for such consideration and with designations, powers, preferences and relative, participating, optional or other special rights and the qualifications, limitations or restrictions thereof, as shall be determined by the Board of Directors. There was no Preferred Stock outstanding as of December 31, 2004 and 2003.

11. STOCK SPLIT

On November 14, 2004, a two-for-one stock split of the Company’s common stock was authorized by the Company’s Board of Directors. The stock split was effective December 13, 2004. All references in the consolidated financial statements to common shares, common stock options, common share prices and per share amounts have been adjusted retroactively for all periods presented to reflect this split. In connection with this split, the Company’s Board of Directors also approved an increase in the number of authorized shares of common stock from 100 million shares to 200 million shares. The Company’s authorized preferred shares and per share amounts are not impacted by the stock split.

12. DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments, to reduce its exposure to adverse fluctuations in foreign currency exchange and interest rates.

Interest Rate Collar and Swap Agreements

In February 2001, the Company negotiated modifications to its existing interest rate collar agreements that increased the aggregate notional principal amount from $135.0 million to $200.0 million, decreased the weighted average minimum rate from 5.64% to 5.12%, and extended the termination date to February 2004. Such agreement effectively set agreed-upon maximum and minimum rates on a notional principal amount and utilized the London Interbank Offered Rate (“LIBOR”) as a variable-rate reference.

KNOLL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In May 2002, the Company entered into two interest rate swap agreements that effectively converted the fixed rate floor on the Company’s interest rate collar agreements to a floating rate of interest. Under the interest rate swap agreements, the Company received a fixed rate of interest of 5.12% and paid a variable rate of interest equal to the three-month LIBOR, as determined on the last day of each quarterly settlement period, plus 1.35% on an aggregate notional principal amount of $200.0 million. On March 11, 2003, the Company terminated its two interest rate swap agreements for cash proceeds of $4,770,000, recognizing a loss of $758,000.

In October 2004, as required by the Company’s new credit facility, the Company entered into an interest rate swap agreement and an interest rate cap agreement for purposes of managing its risk in market interest rate fluctuations. These agreements hedge interest rate risk on a notional amount of approximately $212.5 million of the Company’s borrowings under the new credit facility. Under the interest rate swap agreement, the Company pays a fixed rate of interest of 3.010% and receives a variable rate of interest equal to three-month LIBOR, as determined on the last day of each quarterly settlement period on an aggregated notional principal amount of $50.0 million. Changes in the fair value of interest rate swap agreement are recorded in the period the value of the contract changes. The net amount paid or received upon quarterly settlements is recorded as an adjustment to interest expense, while the change in fair value is recorded as a component of accumulated other comprehensive income in the equity section of the balance sheet. The interest rate cap agreement sets a maximum interest rate on a notional amount and utilizes LIBOR as a variable-rate reference. Under the new cap agreement, the Company paid a premium of $425,000 for a cap rate of 4.250% on $162.5 million of the Company’s borrowings under the new credit facility. Because the interest rate cap did not offset the change in cash flows related to the interest payments on the debt, the interest rate cap agreement is considered ineffective and the change in fair value of the contract is reported in earnings in the period the value of the contract changes as a component of other income (expense). Both the interest rate swap agreement and the interest rate cap agreement mature on September 30, 2006.

The aggregate fair market value of the interest rate hedge agreements as of December 31, 2004 was $526 thousand. The fair value of the interest rate agreements is included in other non-current assets in the Company’s consolidated balance sheet as of December 31, 2004. During 2004, the Company recognized an aggregate net gain related to the agreements of $121 thousand, of which $966 thousand was recorded as interest expense, $695 thousand was recorded as a component of other income (expense) in the Company’s consolidated statement of operations, and $150 thousand was recorded as other comprehensive income in the Company’s consolidated statement of changes in stockholder’s equity. The aggregate fair market value of the interest rate collars as of December 31, 2003 was ($2.1 million), all of which was included in other current liabilities in the Company’s consolidated balance sheet as of December 31, 2003. During 2003, the Company recognized an aggregate net gain related to the agreements of $720 thousand, of which $6.56 million was recorded as interest expense and $7.28 million was recorded as a component of other income in the Company’s consolidated statement of operations. The aggregate fair value of the interest rate collar and swap agreements as of December 31, 2002 was ($3.7 million), of which $7.7 million was recorded as a current liability, $5.7 million was recorded as a current asset and $1.7 million was recorded as a noncurrent liability in the Company’s consolidated balance sheet as of December 31, 2002. During 2002, the Company recognized an aggregate net gain related to these agreements of $.5 million, of which $4.4 million was recorded as interest expense and $4.9 million was recorded as a component of other income in the Company’s consolidated statement of operations.

The Company will continue to review its exposure to interest rate fluctuations and evaluate whether it should manage such exposure through derivative transactions.

KNOLL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Foreign Currency Contracts

From time to time, the Company enters into foreign currency forward exchange contracts and foreign currency option contracts to manage its exposure to foreign exchange rates associated with short-term operating receivables of a Canadian subsidiary that are payable by the U.S. operations. The terms of these contracts are generally less than a year. Changes in the fair value of such contracts are reported in earnings in the period the value of the contract changes. The net gain or loss upon settlement and the remaining change in fair value is recorded as a component of other income (expense).

The aggregate fair market value of the foreign currency option contract outstanding at December 31, 2004 and 2003 was $(87) thousand and $200 thousand, respectively, all of which was included in prepaid and other current assets in the Company’s consolidated balance sheet as of December 31, 2004 and 2003. During 2004 and 2003, the Company recognized a corresponding net loss and gain, respectively, related to the agreements. The Company also realized a net gain of $1.5 million related to agreements initiated and settled during 2003.

13. CONTINGENT LIABILITIES AND COMMITMENTS

The Company is currently involved in matters of litigation, including environmental contingencies, arising in the ordinary course of business. The Company accrues for such matters when expenditures are probable and reasonably estimable. Management is of the opinion that such litigation, either individually or in the aggregate, will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

The Company offers a warranty for all of its products. The specific terms and conditions of those warranties vary depending upon the product sold. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company’s liability include historical product-failure experience and estimated repair costs for identified matters for each specific product category. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Adjustments to recorded reserves for pre-existing warranties are not material for each period presented.

Changes in the Company’s warranty reserve during the years ended December 31, 2004, 2003, and 2002 are as follows:

	2004	2003	2002
	(in thousands)
Balance, beginning of the year	$5,647	$7,110	$8,113
Provision for warranty claims	6,127	4,729	4,452
Warranty claims paid	(6,809)	(6,070)	(5,457)
Exchange rate impact	54	(122)	2

Balance, end of the year	$5,019	$5,647	$7,110

The Company is currently involved in various agreements in which it guarantees a percentage of the contract value between certain clients and a financing company. Under the terms of the agreements, the Company is liable for the guaranteed amount upon nonpayment by the client. As of December 31, 2004, the arrangements have expiration dates that range from 2005 to 2008 and the Company has recorded a liability of $535,000, which is the maximum potential liability under these guarantees. No recourse provisions or collateral exists which would allow the Company to recover amounts paid.

KNOLL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143 (“Statement 143”), “Accounting for Asset Retirement Obligations”. The Statement requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. The Company adopted Statement 143 on January 1, 2003 and recorded an asset retirement obligation of $390,000 related to the removal of leasehold improvements that have been made to one of the Company’s manufacturing and distribution centers. Such improvements must be removed upon termination of the lease agreement. As of December 31, 2004, the fair value of that obligation is $440,000.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values of cash and cash equivalents, accounts receivable, and accounts payable, approximate their carrying amounts due to their immediate or short-term periods to maturity. The stated interest rates on the Company’s long-term debt approximates market rates for debt instruments with similar terms and maturities, and accordingly, the fair value of the Company’s long-term debt, described in Note 8, approximates its carrying amount. The derivative instruments described in Note 12, are recorded at fair value as estimated by the dealer.

15. INCOME TAXES

Income (loss) before income tax expense consists of the following:

	2004	2003	2002
	(in thousands)
U.S. operations	$43,748	$67,024	$96,775
Foreign operations	2,789	(3,130)	3,664

	$46,537	$63,894	$100,439

Income tax expense is comprised of the following:

	2004	2003	2002
	(in thousands)
Current:
Federal	$10,141	$11,817	$20,452
State	2,399	3,202	4,773
Foreign	1,221	857	2,296

Total current	13,761	15,876	27,521

Deferred:
Federal	4,651	9,698	10,436
State	956	1,914	2,437
Foreign	425	57	273

Total deferred	6,032	11,669	13,146

Income tax expense	$19,793	$27,545	$40,667

Income taxes paid, net of refunds received, by the Company during 2004, 2003, and 2002 totaled $6,407,000, $19,032,000, and $30,242,000, respectively.

KNOLL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the tax effects of temporary differences that give rise to the deferred tax assets and liabilities:

	2004	2003
	(in thousands)
Deferred tax assets:
Accounts receivable, principally due to allowance for doubtful accounts	$2,574	$2,876
Inventories	2,109	2,395
Net operating loss carryforwards	15,361	16,229
Obligation for postretirement benefits other than pension	9,660	8,920
Accrued liabilities and other items	12,546	14,615

Gross deferred tax assets	42,250	45,035
Valuation allowance	(15,994)	(17,033)

Net deferred tax assets	26,256	28,002

Deferred tax liabilities:
Intangibles, principally due to differences in amortization	42,055	35,744
Plant and equipment, principally due to differences in depreciation and assigned values	18,784	17,828

Gross deferred tax liabilities	60,839	53,572

Net deferred tax liabilities	(34,583)	(25,570)

As of December 31, 2004, the Company had net operating loss carryforwards totaling approximately $45,209,000 in various foreign tax jurisdictions, of which $549,000 expire in 2007, $254,000 in 2008, $498,000 in 2009, $940,000 in 2010, $836,000 in 2011 and $42,132,000 may be carried forward for an unlimited time.

Future tax benefits recognized through reductions of the valuation allowance for net operating loss carryforwards that existed as of February 29, 1996, the date the Company was formed, will generally reduce goodwill. The Company provides a valuation allowance against net foreign deferred tax assets due to the uncertainty that they can be realized.

The following table sets forth a reconciliation of the statutory federal income tax rate to the effective income tax rate:

	2004	2003	2002
	(in thousands)
Federal statutory tax rate	35.0%	35.0%	35.0%
Increase (decrease) in the tax rate resulting from:
State taxes, net of federal effect	5.1	5.4	4.7
Effect of tax rates of other countries	0.3	0.1	(0.3)
Non-deductible IPO expense	2.2	—	—
Other	(0.1)	2.6	1.1

Effective tax rate	42.5%	43.1%	40.5%

The Company has not made provisions for U.S. federal and state income taxes as of December 31, 2004 on $55,991,000 of foreign earnings that are expected to be reinvested indefinitely. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be

KNOLL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

subject to U.S. federal and state income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of the unrecognized deferred tax liability is not practicable.

In the fourth quarter of 2004, the United States Congress passed The American Jobs Creation Act of 2004 (the Act), which introduced a new tax deduction for computing taxable profits from the sale of products manufactured in the United States and a special one-time dividends received deduction on the repatriation of certain foreign earnings upon meeting certain criteria. The Act provides for a deduction of 85% of foreign earnings that are repatriated. The deduction is available to the Company through December 31, 2005. The Company is currently evaluating the provisions of the Act for purposes of determining whether or not it will repatriate previously unremitted foreign earnings in Canada, and whether or not such repatriation will meet the necessary criteria, and, therefore are unable to estimate a range of amounts that are being considered for repatriation and the related income tax effects. The Company’s evaluation is expected to be completed by June 30, 2005. No income tax expense has been recognized in the December 31, 2004 consolidated financial statements related to the provisions of the Act.

In December 2004, the FASB issued Staff Position No. 109-1, “Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004” (“FSP 109-1”). FSP 109-1 clarifies that the benefit of the manufacturer’s tax deduction provided by the new tax law constitutes a special deduction and not a change in tax rate. Consequently, the enactment of the Act does not affect deferred tax assets and liabilities existing at the enactment date.

16. LEASES

The Company has commitments under operating leases for certain machinery and equipment as well as manufacturing, warehousing, showroom and other facilities used in its operations. Some of the leases contain renewal provisions and generally require the Company to pay certain operating expenses, including utilities, insurance and taxes, which are subject to escalation. Total rental expense for 2004, 2003, and 2002 was $9,934,000, $10,184,000 and $10,593,000, respectively. Future minimum rental payments required under those operating leases that have an initial or remaining noncancelable lease term in excess of one year are as follows (in thousands):

2005	$9,936
2006	8,480
2007	7,171
2008	6,229
2009	5,257
Subsequent years	13,124

Total minimum rental payments	$50,197

17. PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company has two domestic defined benefit pension plans and two plans providing for other postretirement benefits, including medical and life insurance coverage. One of the pension plans and one of the other postretirement benefits plans cover eligible U.S. nonunion employees while the other pension plan and other postretirement benefits plan cover eligible U.S. union employees.

KNOLL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth a reconciliation of the benefit obligation, plan assets and accrued benefit cost related to the pension and other postretirement benefits provided by the Company:

	Pension Benefits		Other Benefits
	2004	2003	2004	2003
	(in thousands)
Change in benefit obligation:
Benefit obligation at January 1	$73,115	$58,204	$26,419	$23,085
Service cost	8,990	8,729	871	835
Interest cost	4,550	3,967	1,619	1,533
Participant contributions	251	222	—	—
Actuarial (gain) loss	(1,923)	2,617	2,916	2,261
Benefits paid	(767)	(624)	(1,312)	(1,295)

Benefit obligation at December 31	$84,216	$73,115	$30,513	$26,419

Change in plan assets:
Fair value of plan assets at January 1	$47,582	$34,969	$—	$—
Actual return on plan assets	5,227	6,054	—	—
Employer contributions	6,038	6,961	1,312	1,295
Participant contributions	251	222	—	—
Benefits paid	(767)	(624)	(1,312)	(1,295)

Fair value of plan assets at December 31	$58,331	$47,582	$—	$—

Funded status	$(25,885)	$(25,533)	$(30,513)	$(26,419)
Unrecognized net loss	11,498	14,838	9,277	6,630
Unrecognized prior service cost (benefit)	629	705	(2,456)	(2,679)

Net amount recognized	$(13,758)	$(9,990)	$(23,692)	$(22,468)

Amounts recognized in the consolidated balance sheet consist of:
Accrued benefit cost	$(14,398)	$(14,778)	$(23,692)	$(22,468)
Intangible asset	629	705	—	—
Accumulated other comprehensive income	11	4,083	—	—

Net amount recognized	$(13,758)	$(9,990)	$(23,692)	$(22,468)

Weighted-average assumptions used to determine benefit obligations of the Company’s pension and other postretirement benefit plans as of December 31, 2004 and 2003, are as follows:

Discount rate	6.25%
Rate of compensation increase	4.00

KNOLL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the components of the net periodic benefit cost for the Company’s pension and other postretirement benefits plans:

	Pension Benefits			Other Benefits
	2004	2003	2002	2004	2003	2002
	(in thousands)
Service cost	$8,990	$8,729	$8,009	$871	$835	$748
Interest cost	4,550	3,967	3,231	1,619	1,533	1,479
Expected return on plan assets	(4,166)	(3,761)	(3,063)	—	—	—
Amortization of prior service cost	77	77	35	(223)	(223)	(223)
Recognized actuarial loss	356	137	—	269	161	90

Net periodic benefit cost	$9,807	$9,149	$8,212	$2,536	$2,306	$2,094

Additional Information
(Decrease) increase in minimum liability included in other comprehensive income	$(4,072)	$(334)	$4,417	$—	$—	$—

Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31 are as follows:

	Pension Benefits		Other Benefits
	2004	2003	2004	2003
	(in thousands)
Discount rate	6.25%	6.75%	6.25%	6.75%
Expected return on plan assets	8.50	8.50	N/A	N/A
Rate of compensation increase	4.00	4.00	4.00	4.00

The expected long-term rate of return on assets is based on management’s expectations of long-term average rates of return to be earned on the investment portfolio. In establishing this assumption, management considers historical and expected returns for the asset classes in which the plan assets are invested.

As discussed in Note 2, in accordance with the Medicare Prescription Drug Act of 2003, the federal government will begin to make subsidy payments to employers who sponsor postretirement benefit plans under which retirees receive prescription drug benefits that are “actuarially equivalent” to the prescription drug benefits provided under Medicare. In May 2004, FASB Staff Position No. 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (“FSP No. 106-2”), was issued which provides guidance on accounting for the effects of the new Medicare legislation. Adoption of FSP No. 106-2, which was effective in the third quarter of 2004, did not materially impact our consolidated financial statements.

At December 31, 2004, the Company’s nonunion defined benefit pension plans had an accumulated benefit obligation in excess of plan assets. The accumulated benefit obligation was $59,218,000, and the fair value of the related plan assets was $46,592,000. The projected benefit obligation at December 31, 2004 was $68,297,000.

At December 31, 2003, both of the Company’s defined benefit pension plans had an accumulated benefit obligation in excess of plan assets. The accumulated benefit obligation applicable to both plans was $62,361,000, and the fair value of the related plan assets was $47,582,000. The projected benefit obligation for both plans at December 31, 2003 was $73,115,000.

KNOLL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For purposes of measuring the benefit obligation and the net periodic benefit cost as of and for the year ended December 31, 2004, respectively, associated with the Company’s other postretirement benefits plans, an 8.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2005. The rate was then assumed to decrease 1.0% per year to an ultimate rate of 5.0% for 2008 and thereafter. Increasing the assumed health care cost trend rate by 1.0% would increase the benefit obligation as of December 31, 2004 by $2,461,000 and increase the aggregate of the service and interest cost components of net periodic benefit cost for 2004 by $264,000. Decreasing the assumed health care cost trend rate by 1.0% would decrease the benefit obligation as of December 31, 2004 by $2,318,000 and decrease the aggregate of the service and interest cost components of net periodic benefit cost for 2004 by $245,000.

The Company’s pension plans’ weighted-average asset allocations as of December 31, 2004 and 2003, by asset category are as follows:

	Plan Assets at December 31
Asset Category	2004	2003
Temporary Investment Funds	1%	1%
Equity Investment Funds	62	60
Fixed Income Funds	37	39

Total	100%	100%

The Company’s pension plans’ investment policy includes an asset mix based on the Company’s risk posture. The investment policy states a target allocation of 60% equity funds and 40% fixed income funds. Inclusion of the fixed income funds is to provide growth through income and these funds should primarily invest in fixed income instruments of the U.S. Treasury and government agencies and investment-grade corporate bonds. The equity fund investments can consist of a broadly diversified domestic equity fund, an actively managed domestic equity fund and an actively managed international equity fund. The purpose of these funds is to provide the opportunity for capital appreciation, income, and the ability to diversify investments outside the U.S. equity market. Mutual funds are used as the plans’ investment vehicle since they have clearly stated investment objectives and guidelines, offer a high degree of investment flexibility, offer competitive long-term results, and are cost effective for small asset balances.

The Company expects to contribute $6,962,000 to its pension plans and $2,063,000 to its other postretirement benefit plans in 2005. Estimated future benefit payments under our pension and other postretirement plans are as follows:

	Pension Benefits	Other Benefits
	(in thousands)
2005	$997	$2,063
2006	1,213	2,082
2007	1,497	2,137
2008	1,895	2,253
2009	2,361	2,293
2010-2014	22,997	13,788

Employees of the Canadian, Belgium and United Kingdom operations participate in defined contribution pension plans sponsored by the Company. The Company’s expense related to these plans for 2004, 2003, and 2002 was $937,000, $944,000, and $721,000 respectively.

KNOLL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company also sponsors a 401(k) retirement savings plan for all U.S. employees. Under this plan, participants may defer a portion of their earnings up to the annual contribution limits established by the Internal Revenue Service. The Company matches 40.0% of participant contributions up to the first 6.0% of compensation for nonunion employees and matches 50.0% of participant contributions up to the first 6.0% of compensation for union employees. For participants who are nonunion employees, the plan provides for additional employer matching based on the achievement of certain profitability goals. The plan also provides that the Company may make discretionary contributions of common stock to participant accounts on behalf of all actively employed U.S. participants. Contributed shares of common stock are restricted from transfer or withdrawal while participants remain employed. However, upon retirement, death or termination of employment, participants must sell vested shares of common stock back to the plan or the Company, and any shares that are not vested at such time are forfeited by the participant and held by the plan. Company contributions generally vest ratably over a five-year period. A Knoll common stock fund consisting of 1,000,000 shares of common stock into which participants may invest the compensation they elect to defer was established on December 14, 2004. Participant contributions into the Knoll common stock fund will be limited to no more than 10% of their total account balance in the plan. Participant contributions in the Knoll common stock fund may be transferred into other investment alternatives and distributed in the form of shares of Knoll common stock if so invested at the time of distribution.

The Company’s total expense under the 401(k) plan was $2,915,000, $2,805,000, and $3,707,000 for 2004, 2003 and 2002, respectively.

18. LONG-TERM INCENTIVE PLAN

In 2003, the Company adopted the Knoll Inc. Long-Term Incentive Plan (LTIP). The purpose of the plan was to attract, retain, and motivate key employees of the Company and promote long-term growth and profitability. The Plan provided long-term incentives, contingent upon a change in control or upon meeting certain corporate performance goals. The plan was terminated on December 13, 2004 in connection with the Company’s initial public offering.

19. STOCK PLANS

Stock Incentive Plans

The Company sponsors three stock incentive plans under which awards denominated or payable in shares or options to purchase shares of Knoll common stock may be granted to officers, certain other key employees, directors and consultants of the Company. As of December 31, 2004, a combined maximum of 24,430,398 shares were authorized for issuance under the plans. A Stock Option Committee currently consisting of the Company’s entire Board of Directors (“Stock Option Committee”) has sole discretion concerning administration of the plans, including selection of individuals to receive awards, types of awards, the terms and conditions of the awards and the time at which awards will be granted. Options that are granted have a maximum contractual life of ten years. Grants to employees generally become partially vested one year from the date of the award agreement. On such date, 30% of the shares covered by the options become available for exercise. An additional 20% vest and become available on the second and third anniversaries and an additional 30% on the fourth anniversary. In addition, the options generally have accelerated vesting provisions upon a change of control of the Company.

On November 22, 2004, the Company’s Board of Directors passed a resolution to amend its 1999 Stock Incentive Plan to increase the number of shares of common stock authorized for issuance under that plan by 3,000,000 shares.

KNOLL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In lieu of and effective upon the termination of the LTIP, the Company has granted, under the Amended and Restated 1999 Stock Incentive Plan, performance-based restricted stock awards to former LTIP participants and certain other key employees aggregating 1,600,000 shares of common stock. These awards provide for the delivery of shares of common stock to award recipients upon the satisfaction of certain vesting requirements. The restricted stock awards will vest as to one-sixth of the shares underlying each award to the extent that the average Knoll operating profit for any two-year period is equal to $100.0 million. An additional one-sixth will vest based on additional increments to operating profit of $15.0 million over such a period, with full vesting upon the achievement of $175.0 million in average operating profit over such a period. In any event, the awards will fully vest on the sixth anniversary of the date of the grant and will be subject to pro rata vesting upon a change of control of the Company, if earlier, regardless of whether the operating profit targets are met. The Company recorded the fair value of the shares on the date of grant as unearned stock grant compensation, which is a separate component of stockholders’ equity (deficit), and is recognizing compensation expense ratably over the vesting period.

The following table summarizes the Company’s stock option activity in the years indicated:

	2004		2003		2002
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at beginning of year	9,617,862	$11.78	9,896,226	$11.81	8,951,468	$11.05
September 2004 adjustment to outstanding	1,088,412	11.09	—	—	—	—
Exercised	(1,581,706)	8.91	—	—	—	—
Granted	1,402,000	15.91	—	—	1,095,000	18.00
Expired	(202,490)	10.96	(95,278)	11.22	—	—
Forfeited	(11,048)	16.72	(183,086)	13.89	(150,242)	11.57

Outstanding at end of year	10,313,030	11.55	9,617,862	11.78	9,896,226	11.81

Exercisable at end of year	8,134,902	10.58	8,574,454	11.21	6,842,950	10.76

Available for future grants	1,971,924		1,696,838		1,418,474

Options were granted with an exercise price that equals the market price of a share of Knoll common stock on the date of grant, while the Company’s stock was publicly traded, or the estimated fair value of a share of Knoll common stock on the date of grant, subsequent to November 4, 1999 through December 13, 2004, when the Company’s stock was not publicly traded. Options that were granted generally vest in installments over either a four- or five-year period, beginning one year from the date of grant.

In September 2004, the Stock Option Committee approved certain adjustments to the outstanding options as well as the number of options available for grant under the stock incentive plans in response to dilution created by the cash dividend paid in September 2004. The adjustments included increasing the number of shares under option from 10,690,696 to 11,779,108, lowering the range of exercise prices from $6.74–$18.00 to $6.12–$16.34, and increasing the number of options available for future grants as of the time of adjustment from 624,004 to 687,528. These adjustments consequently increased the aggregate number of shares that are authorized for issuance under the stock incentive plans from 20,278,438 to 21,430,398. All vesting and term provisions of each award remained unchanged. No compensation expense was recognized in connection with these adjustments since

KNOLL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(i) the adjustments were executed in response to an equity restructuring and (ii) the modifications to the awards did not increase the aggregate intrinsic value of each award and did not reduce the per share ratio of the exercise price to the market value.

The following table summarizes information regarding stock options outstanding and exercisable at December 31, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$6.12 - $8.15	1,526,608	2.85 years	$ 6.80	1,526,608	$ 6.80
$9.28 - $10.27	117,094	1.59	9.87	117,094	9.87
$10.74 - $10.94	5,588,656	4.16	10.78	5,588,656	10.78
$12.71 - $17.80	3,080,672	8.06	15.31	902,544	15.85

$6.12 - $17.80	10,313,030	5.10	11.55	8,134,902	10.58

Other Stock-Based Compensation Plans

On November 4, 1999, the Company established The Knoll Stock Ownership Award Plan, under which it may grant notional stock units to substantially all individuals employed by the Company in Canada as of the effective date of the plan. Participants vest their interest in notional stock units ratably according to years of service, with such units being 100% vested at the end of five years of service. On November 4, 1999, the Company granted a total of 109,800 notional stock units, with an estimated fair value of $14.00 per unit, to eligible employees. In September 2004 and in January 2001, the number of notional units outstanding was adjusted, in accordance with the plan provisions, in response to special cash dividends that were paid to stockholders. Compensation expense is recognized based on the estimated fair value of notional stock units and vesting provisions. Total compensation expense (income) incurred in connection with this award was $747,000 for 2004, $(363,000) for 2003 and $138,000 for 2002. Units forfeited totaled 102; 256; and 434 in 2004, 2003 and 2002, respectively.

As of December 31, 2004, approximately 123,069 notional units were outstanding and fully vested.

As discussed in Note 17, the Company may contribute shares of Knoll common stock into participant 401(k) plan accounts at its discretion. The Company contributed 300,200 shares into the 401(k) plan for substantially all individuals employed by the Company in the U.S. as of November 4, 1999. In connection with this award, the Company recognized $4,203,000 of compensation expense, which was based on a value of $14.00 per share. During 2004, 2003, and 2002 the Company repurchased 13,200; 29,200; and 27,600 of the contributed common shares, respectively, from the 401(k) plan at a weighted average price per share of $16.67 during 2004, $18.01 during 2003, and $17.90 during 2002, respectively. Such shares are held in treasury.

20. SEGMENT AND GEOGRAPHIC REGION INFORMATION

In accordance with Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information,” management evaluates the Company as one reporting segment in the office furniture industry. The Company is engaged worldwide in the design,

KNOLL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

manufacture and sale of office furniture products and accessories through its wholly owned subsidiaries. Throughout the world, the product offerings, the production processes, the methods of distribution, and the customers serviced are similar. The Company’s product offerings consist primarily of office furniture systems, seating, files and storage, and other specialty products. These product offerings are marketed, distributed, and managed primarily as a group of similar products on an overall portfolio basis.

The Company’s net sales by product category are as follows:

	Year Ended December 31,
	2004	2003	2002
	(in thousands)
Office Systems	$402,313	$428,555	$498,594
Specialty Products	116,570	110,078	121,293
Seating	69,038	54,597	48,821
Files and Storage	51,616	47,162	53,000
European Products	54,411	50,139	46,108
Other	12,442	6,715	5,447

Total	$706,390	$697,246	$773,263

The Company markets its products in the United States and internationally, with its principal international markets being Canada and Europe. The table below contains information about the geographical areas in which the Company operates. Sales to clients are attributed to the geographic areas based on the origin of sale.

	United States	Canada	Europe	Consolidated
	(in thousands)
2004
Sales to clients	$633,787	$18,192	$54,411	$706,390
Property, plant and equipment, net	103,225	33,722	14,045	150,992
2003
Sales to clients	$627,844	19,263	$50,139	$697,246
Property, plant and equipment, net	111,213	30,448	12,992	154,653
2002
Sales to clients	$708,409	$18,746	$46,108	$773,263
Property, plant and equipment, net	128,256	25,814	11,434	165,504

A number of U.S. government agencies purchase the Company’s products through multiple contracts with the General Services Administration (“GSA”). Sales under GSA contracts amounted to $120,495,000 in 2004, $122,839,000 in 2003, and $129,288,000 in 2002.

KNOLL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

21. QUARTERLY RESULTS (UNAUDITED)

The following tables contain selected unaudited Consolidated Statements of Operations data for each quarter for the years ended December 31, 2004 and 2003. The operating results for any quarter are not necessarily indicative of results for any future period.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
	(in thousands, except per share data)
2004
Sales	$153,324	$178,821	$181,441	$192,804	$706,390
Gross profit	47,061	62,174	63,002	68,774	241,011
Net income	5,226	8,799	5,965	6,754	26,744
Earnings per share—basic	$.11	$.19	$.13	$.15	$.58
Earnings per share—diluted	$.11	$.18	$.12	$.14	$.55

2003
Sales	$164,630	$177,014	$176,563	$179,039	$697,246
Gross profit	55,751	59,291	59,924	61,369	236,335
Net income	6,299	9,048	11,724	9,278	36,349
Earnings per share—basic	$.14	$.20	$.25	$.20	$.78
Earnings per share—diluted	$.13	$.19	$.24	$.19	$.75

22. OTHER (EXPENSE) INCOME

The components of other (expense) income are as follows:

	Year Ended December 31,
	2004	2003	2002
	(in thousands)
Foreign exchange transaction loss	$(3,427)	$(7,733)	$(409)
Loss on termination of interest rate swap agreements	—	(758)	—
Unrealized gain on derivatives	695	7,278	4,937
Loss on early extinguishment of debt	—	(1,151)	(1,940)
Write-off of deferred financing fees	(2,517)	—	—
Other	(67)	(109)	345

Other (expense) income, net	$(5,316)	$(2,473)	$2,933

KNOLL, INC.

CONSOLIDATED CONDENSED BALANCE SHEETS

(in thousands, except per share data)

	September 30, 2005	December 31, 2004
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$13,309	$9,052
Customer receivables, net	107,254	98,440
Inventories	52,647	49,586
Deferred income taxes	11,182	12,240
Prepaid and other current assets	12,652	9,886

Total current assets	197,044	179,204

Property, plant and equipment, net	144,576	150,992
Goodwill	45,388	45,408
Intangible assets, net	191,507	191,974
Other non-trade receivables	4,533	5,465
Other noncurrent assets	1,299	1,196

Total Assets	$584,347	$574,239

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Current maturities of long-term debt	$102	$108
Accounts payable	52,767	45,613
Income taxes payable	7,879	4,246
Other current liabilities	58,227	61,745

Total current liabilities	118,975	111,712

Long-term debt	333,586	392,750
Deferred income taxes	52,448	46,823
Postretirement benefits other than pension	24,639	23,513
Pension liability	4,450	7,597
International retirement obligation	5,337	5,771
Other noncurrent liabilities	7,377	7,418

Total liabilities	546,812	595,584

Stockholders’ equity (deficit):
Common stock, $0.01 par value; 200,000,000 shares authorized; 52,273,101 issued and outstanding (net of 183,139 treasury shares) in 2005 and 49,475,364 shares issued and outstanding (net of 118,600 treasury shares) in 2004	522	495
Additional paid-in-capital	81,771	45,275
Unearned stock grant compensation	(21,758)	(23,833)
Accumulated deficit	(37,175)	(55,925)
Accumulated other comprehensive income	14,175	12,643

Total stockholders’ equity (deficit)	37,535	(21,345)

Total Liabilities and Stockholders’ Equity (Deficit)	$584,347	$574,239

See accompanying notes

KNOLL, INC.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

(in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Net sales	$209,333	$181,444	$586,188	$513,586
Cost of goods sold	137,900	118,439	388,479	341,349

Gross profit	71,433	63,002	197,709	172,237
Selling, general and administrative expenses	45,110	41,804	130,272	121,501

Operating income	23,323	21,198	67,437	50,736
Interest expense	6,214	4,866	18,301	13,233
Other expense, net	1,933	4,932	1,081	2,185

Income before income tax expense	18,176	11,400	48,055	35,318
Income tax expense	9,980	5,435	21,640	15,328

Net income	$8,196	$5,965	$26,415	$19,990

Net earnings per share:
Basic	$.16	$.13	$.52	$.43

Diluted	$.15	$.12	$.50	$.42

Dividend per share	$.05	$1.53	$.15	$1.53

Weighted-average shares of common stock outstanding:
Basic	51,972,198	46,297,630	50,852,279	46,300,556

Diluted	53,792,442	47,960,812	52,698,150	47,964,546

See accompanying notes.

KNOLL, INC.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands)

	Nine Months Ended September 30,
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$26,415	$19,990
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	13,947	15,921
Amortization of intangible assets	468	1,539
Loss on disposal of fixed assets	253	—
Write-off of deferred financing fees	—	2,517
Foreign currency loss	1,692	996
Tax benefit from exercise of stock options	8,128	—
Amortization of stock grants	3,013	—
Unrealized gain on foreign currency exchange contract	(85)	—
Other non-cash items	(114)	(795)
Changes in assets and liabilities:
Customer receivables	(9,674)	(4,058)
Inventories	(3,285)	(7,662)
Accounts payable	7,123	(270)
Current and deferred income taxes	7,094	10,605
Other current assets	(666)	(3,525)
Other current liabilities	(2,704)	(3,246)
Other noncurrent assets and liabilities	(955)	4,189

Cash provided by operating activities	50,650	36,201

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(7,631)	(7,146)
Proceeds from disposal of property, plant, and equipment	15	1

Cash used in investing activities	(7,616)	(7,145)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds (repayment) from revolving credit facilities, net	—	(223,750)
Proceeds from the issuance of long term debt	—	425,000
Repayment of long-term debt	(59,098)	(156,250)
Deferred Financing Fees	—	(5,431)
Payment of dividends	(7,665)	(68,183)
Net proceeds from issuance of common stock	29,524	—
Purchase of common stock for treasury	(1,193)	(186)

Cash used in financing activities	(38,432)	(28,800)

Effect of exchange rate changes on cash and cash equivalents	(345)	563

Increase in cash and cash equivalents	4,257	819

Cash and cash equivalents at beginning of period	9,052	11,517

Cash and cash equivalents at end of period	$13,309	$12,336

See accompanying notes.

KNOLL, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

SEPTEMBER 30, 2005

NOTE 1: BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements of Knoll, Inc. (the “Company”) have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. The consolidated balance sheet of the Company, as of December 31, 2004, was derived from the Company’s audited consolidated balance sheet as of that date (See Note 12). All other consolidated financial statements contained herein are unaudited and reflect all adjustments which are, in the opinion of management, necessary to summarize fairly the financial position of the Company and the results of the Company’s operations and cash flows for the periods presented. All of these adjustments are of normal recurring nature. All intercompany balances and transactions have been eliminated in consolidation. These consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in the Company’s Form 10-K for the year ended December 31, 2004.

NOTE 2: NEW ACCOUNTING PRONOUNCEMENTS

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs” (“SFAS 151”). This statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing”, to clarify accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities however, in periods of abnormal high production, the amount of fixed overhead allocated to products is decreased so that inventories are not measured above cost. The Company is required to adopt these provisions on January 1, 2006 and does not believe there will be a material impact from SFAS 151 on the consolidated financial statements.

In December 2004, the FASB issued a revision of SFAS No. 123, “Share-Based Payment” (“SFAS 123(R)”), which supersedes SFAS No. 123 and APB Opinion No. 25. This statement focuses primarily on transactions in which an entity obtains employee services in exchange for share-based payments. The pro forma disclosure previously permitted under SFAS No. 123 will no longer be an alternative to financial statement recognition. Under SFAS 123(R), a public entity generally is required to measure the cost of employee services received in exchange for the award of an equity instrument based on the grant-date fair value of the award, with such cost recognized over the applicable vesting period. In addition, SFAS 123(R) requires an entity to provide certain disclosures in order to assist in understanding the nature of share-based payment transactions and the effects of those transactions on the financial statements. The Company is required to adopt the provisions of SFAS 123(R) by January 1, 2006. Under SFAS No. 123(R), the Company must determine the appropriate fair value model to be used for valuing share-based payments, the amortization method for compensation cost and the transition method to be used at the date of adoption. The permitted transition methods include either retrospective or modified prospective adoption. Under the retrospective option, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. The modified prospective method requires that compensation expense be recorded for all unvested stock options at the beginning of the first quarter of adoption of SFAS No. 123(R), while the retrospective method would record compensation expense for all unvested stock options beginning with the first period presented.

KNOLL, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

The Company is currently evaluating the requirements of SFAS 123(R) and expects to use the Black-Scholes option-pricing model to value all of its unvested stock options and the modified-prospective method in applying the requirements of SFAS No. 123(R) beginning January 1, 2006. The Company has not yet finalized the effect of applying these methods but most likely the effect will result in amounts that are similar to the current pro forma disclosures under SFAS No. 123(See Note 9).

NOTE 3: INVENTORIES

Inventories, net consist of:

	September 30, 2005	December 31, 2004
	(in thousands)
Raw Materials	$28,109	$23,427
Work-in-Process	6,106	6,129
Finished Goods	18,432	20,030

	$52,647	$49,586

Inventory reserves for obsolescence and other estimated losses were $6,010 and $6,347 at September 30, 2005 and December 31, 2004, respectively.

NOTE 4: INCOME TAXES

In the fourth quarter of 2004, the United States Congress passed The American Jobs Creation Act of 2004 (the Act), which introduced a new tax deduction for computing taxable profits from the sale of products manufactured in the United States and a special one-time dividends received deduction on the repatriation of certain foreign earnings upon meeting certain criteria. The Act provides for a deduction of 85% of foreign earnings that are repatriated. The deduction is available through December 31, 2005. On July 27, 2005, the Company formalized a plan to repatriate $45 million of foreign earnings from its Canadian operations. The Company repatriated $20 million during the third quarter of 2005 and expects to repatriate the remaining $25 million during the fourth quarter of 2005.

The Company’s income tax provision consists of federal, state and foreign income taxes. The tax provisions for the three months and nine months ended September 30, 2005 and 2004 were based on the estimated effective tax rates applicable for the full years ending December 31, 2005 and 2004, after giving effect to items specifically related to the interim periods. The Company’s effective tax rate was 55% and 48% for the three months ended September 30, 2005 and 2004, respectively and 45% and 43% for the nine months ended September 30, 2005 and 2004, respectively. The Company’s effective tax rate for the three months and nine months ended September 30, 2005 was higher than federal, state and foreign statutory rates as a result of the $3.1 million tax effect related to the Company’s plan to repatriate $45 million of foreign earnings from its Canadian operations. $20 million has been repatriated during the third quarter of 2005. The Company’s effective tax rate for the three months and nine months ended September 30, 2004 was higher than federal, state and foreign statutory rates as a result of losses realized in certain non-U.S. jurisdictions for which no tax benefits have been recognized and the inclusion of $654,000 non-deductible IPO costs. The Company’s non-U.S. operations are expected to approximate breakeven in 2005 and consequently the taxes on current year operating results will have negligible impact on the consolidated effective tax rate.

KNOLL, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

In December 2004, the FASB issued Staff Position No. 109-1, “Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004” (“FSP 109-1”). FSP 109-1 clarifies that the benefit of the manufacturer’s tax deduction provided by the new tax law constitutes a special deduction and not a change in tax rate.

NOTE 5: DERIVATIVE FINANCIAL INSTRUMENTS

In October 2004, as required by the Company’s credit facility, the Company entered into an interest rate swap agreement and an interest rate cap agreement for purposes of managing its risk in market interest rate fluctuations. These agreements hedge interest rate risk on a notional amount of approximately $212.5 million of the Company’s borrowings under the credit facility. Under the interest rate swap agreement, the Company pays a fixed rate of interest of 3.010% and receives a variable rate of interest equal to three-month London Interbank Offered Rate (LIBOR), as determined on the last day of each quarterly settlement period on an aggregated notional principal amount of $50.0 million. Changes in the fair value of interest rate swap agreement are recorded in the period the value of the contract changes. The net amount paid or received upon quarterly settlements is recorded as an adjustment to interest expense, while the change in fair value is recorded as a component of accumulated other comprehensive income in the equity section of the balance sheet. The interest rate cap agreement sets a maximum interest rate on a notional amount and utilizes LIBOR as a variable-rate reference. Under the new cap agreement, the Company paid a premium of $425 thousand for a cap rate of 4.250% on $162.5 million of the Company’s borrowing under the new credit facility. Because the interest rate cap did not offset the change in cash flows related to the interest payments on the debt, the interest rate cap agreement is considered ineffective and the change in fair value of the contract is reported in earnings in the period the value of the contract changes as a component of other income (expense). Both the interest rate swap agreement and the interest rate cap agreement mature on September 30, 2006.

The aggregate fair market value of the interest rate swap and cap agreements as of September 30, 2005 was $1.1 million and is included in other non-current assets in the Company’s consolidated balance sheet as of September 30, 2005. For the three month period ended September 30, 2005, the Company recognized an aggregate net gain related to the agreements of $469 thousand, of which $61 thousand was recorded as interest income, $250 thousand was recorded as other income in the Company’s consolidated statement of operations, and $158 thousand pre-tax was recorded in other comprehensive income. For the three month period ended September 30, 2004, the Company recognized no benefit or loss related to the agreements.

For the nine month period ended September 30, 2005, the Company recognized an aggregate net benefit related to the agreements of $580 thousand, of which $14 thousand was recorded as interest income, $133 thousand was recorded as a component of other income in the Company’s consolidated statement of operations, and $433 thousand pre-tax was recorded as other comprehensive income. The aggregate fair market value of the interest rate agreements as of December 31, 2004 was $526 thousand, all of which was included in other non-current assets in the Company’s consolidated balance sheet as of December 31, 2004. The Company’s interest rate collar agreements expired in February 2004. For the nine month period ended September 30, 2004, the Company recognized an aggregate net loss related to the agreements of $3 thousand, of which $847 thousand was recorded as interest expense and $844 thousand was recorded as a component of other income in the Company’s consolidated statement of operations.

KNOLL, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

The Company will continue to review its exposure to interest rate fluctuations and evaluate whether it should manage such exposure through derivative transactions.

Foreign Currency Contracts

From time to time, the Company enters into foreign currency forward exchange contracts and foreign currency option contracts to manage its exposure to foreign exchange rates associated with short-term operating receivables of a Canadian subsidiary that are payable by the U.S. operations. The terms of these contracts are generally less than a year. Changes in the fair value of such contracts are reported in earnings in the period the value of the contract changes. The net gain or loss upon settlement and the remaining change in fair value is record as a component of other income (expense).

As of September 30, 2005, the Company had no outstanding foreign currency contracts. The aggregate fair market value of the foreign currency option contract outstanding at December 31, 2004 was $(87) thousand all of which was included in prepaid and other current assets in the Company’s consolidated balance sheet. For the three month period ended September 30, 2005 the Company recognized no gain or loss related to the agreements. For the three month period ended September 30, 2004, the Company recognized a net loss of $505 thousand. For the nine month period ended September 30, 2005, the Company recognized a net gain of $85 thousand related to an agreement settled during the period. For the nine month period ended September 30, 2004 the Company recognized a net loss of $202 thousand.

NOTE 6: DIVIDENDS

On September 30, 2005, June 30, 2005 and March 30, 2005, the Company paid a $.05 per share cash dividend to stockholders of record on September 15, 2005, June 15, 2005 and March 16, 2005, respectively, resulting in aggregate dividends of $7.7 million (approximately $2.5 million per declaration).

In August 2005, the Board of Directors announced its intention to declare and pay quarterly cash dividends of $.10 per share beginning in the fourth quarter of 2005.

NOTE 7: CONTINGENT LIABILITIES AND COMMITMENTS

The Company is currently involved in matters of litigation, including environmental contingencies, arising in the ordinary course of business. The Company accrues for such matters when expenditures are probable and reasonably estimable. Based upon information presently known, management is of the opinion that such litigation, either individually or in the aggregate, will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

The Company offers a warranty for all of its products. The specific terms and conditions of those warranties vary depending upon the product sold. The Company estimates the costs that may be incurred under its warranties and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company’s liability include historical product-failure experience and estimated repair costs for identified matters for each specific product category. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Adjustments to recorded reserves for pre-existing warranties are not material for each period presented.

KNOLL, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

	Nine Months Ended
	September 30, 2005	September 30, 2004
	(in thousands)
Balance at beginning of period	$5,019	$5,647
Provision for warranty claims	4,967	4,413
Warranty claims paid	(4,842)	(5,136)

Balance at end of period	$5,144	$4,924

The Company is currently involved in various agreements in which it guarantees a percentage of the contract value between certain clients and a financing company. Under the terms of the agreements, the Company is liable for the guaranteed amount upon nonpayment by the client. As of September 30, 2005, the arrangements have expiration dates that range from 2005 to 2008 and the Company has recorded a liability of $535,000, which is the maximum potential liability under these guarantees. No recourse provisions or collateral exists which would allow the Company to recover amounts paid.

NOTE 8: PENSIONS

The following table presents the interim disclosure requirements of components of the Company’s net periodic cost (benefit) related to its defined benefit pension plans for the three months and nine months ended September 30, 2005 and 2004, respectively:

	Pension Benefits Three months ended		Other Benefits Three months ended
	September 30, 2005	September 30 2004	September 30, 2005	September 30, 2004
	(in thousands)
Service cost	$2,157	$2,248	$219	$218
Interest cost	1,310	1,138	466	405
Expected return on plan assets	(1,225)	(1,042)	—	—
Amortization of prior service cost	19	19	(56)	(56)
Recognized actuarial loss	45	89	108	67

Net periodic benefit cost	$2,306	$2,452	$737	$634

	Pension Benefits Nine months ended		Other Benefits Nine months ended
	September 30, 2005	September 30 2004	September 30, 2005	September 30, 2004
	(in thousands)
Service cost	$6,471	$6,742	$657	$653
Interest cost	3,930	3,413	1,398	1,215
Expected return on plan assets	(3,675)	(3,125)	—	—
Amortization of prior service cost	57	58	(168)	(168)
Recognized actuarial loss	135	267	324	202

Net periodic benefit cost	$6,918	$7,355	$2,211	$1,902

During the third quarter of 2005, the Company made an additional contribution to its defined benefit pension plan of $6.6 million from the cash received from the foreign earnings repatriation and pursuant to the conditions of the American Jobs Creation Act of 2004.

KNOLL, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

NOTE 9: STOCK PLANS

Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”), encourages entities to record compensation expense for stock-based employee compensation plans at fair value but provides the option of measuring compensation expense using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). The Company accounts for stock-based compensation in accordance with APB 25. No stock-based employee compensation cost related to the three stock incentive plans is reflected in net income, as all options granted under those plans had an exercise price equal to the fair value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

	Three months ended		Nine months ended
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
	(in thousands, except per share data)
Net income-as reported	$8,196	$5,965	$26,415	$19,990

Add:
Earned stock grant compensation	1,013	—	3,013	—
Other stock-based compensation (income)	188	92	141	357

Deduct:
Total stock-based employee compensation determined under the fair value based method	(1,573)	(684)	(4,701)	(1,394)

As adjusted net income	$7,824	$5,373	$24,868	$18,953

Earnings per share:
Basic—as reported	$.16	$.13	$.52	$.43
Diluted—as reported	$.15	$.12	$.50	$.42
Basic—as adjusted	$.15	$.12	$.49	$.41
Diluted—as adjusted	$.15	$.11	$.47	$.40

KNOLL, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

NOTE 10: OTHER COMPREHENSIVE INCOME

Comprehensive income (loss) consists of net earnings, foreign currency translation adjustments, minimum pension liability, and unrealized gains (losses) on derivatives. Comprehensive income was approximately $12.6 million and $11.1 million for the three months ended September 30, 2005 and September 30, 2004, respectively. For the nine months ended September 30, 2005 and September 30, 2004, comprehensive income totaled $28.0 million and $22.2 million, respectively. The following presents the components of “Accumulated Other Comprehensive Income (Loss)” for the period indicated.

Nine months ended:	Beginning Balance	Before-Tax Amount	Tax Benefit (Expense)	Net-of-Tax Amount	Ending Balance
	(in thousands)
September 30, 2005
Minimum pension liability	$(7)	$—	$—	$—	$(7)

Foreign currency translation adjustment	12,500	1,272	—	1,272	13,772
Unrealized gain (loss) on derivative	150	433	(173)	260	410

Accumulated other comprehensive income (loss), net of tax	$12,643	$1,705	$(173)	$1,532	14,175

NOTE 11: COMMON STOCK AND EARNINGS PER SHARE

Basic earnings per share excludes the dilutive effect of common shares that could potentially be issued, due to the exercise of stock options, and is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted earnings per share include the effect of shares and potential shares issued under the stock incentive plans.

	Three months ended		Nine months ended
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
	(in thousands)
Weighted average shares of common stock outstanding-basic	51,972	46,298	50,852	46,301
Potentially dilutive shares resulting from stock plans	1,820	1,663	1,846	1,664

Weighted average common shares-diluted	53,792	47,961	52,698	47,965

Antidilutive options not included in the weighted average common shares—diluted	75	2,793	125	2,535

Common stock activity for the nine months ended September 30, 2005 and 2004, included the repurchase of approximately 64,500 shares for $1.2 million and 11,100 shares for $186 thousand, respectively. For the nine months ended September 30, 2005 common stock activity also included the issuance of 2,862,382 shares for $28.4 million under the Company’s stock based compensation plan.

NOTE 12: RECLASSIFICATIONS

Certain reclassifications have been made to the prior year balance sheet to conform to the current year presentation.

KNOLL, INC.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS—(Continued)

NOTE 13: SUBSEQUENT EVENT

On October 3, 2005, the Company amended and restated its existing senior credit facility. The new senior secured facility permits the Company to borrow an aggregate principal amount of up to $450 million, consisting of a $200 million revolving credit facility and a $250 million term loan facility. The Company used the proceeds of the term loan facility and a $92 million borrowing under the revolving credit facility to repay amounts outstanding under the previously existing senior credit facility of $333 million, plus accrued interest and to pay related fees and expenses.

The $250 million term loan is subject to a 0.25% quarterly principal amortization equal to $625 thousand per quarter with the remaining principal due on October 2, 2012. Loans made pursuant to the revolving credit facility may be borrowed, repaid and reborrowed from time to time until October 2, 2010, subject to satisfaction of certain conditions on the date of any such borrowing. Obligations under the credit facility are currently secured by a first security interest in substantially all of the Company’s assets and properties, as well as those of the Company’s domestic subsidiaries. Following an improvement of the Company’s debt ratings to specified levels, the indebtedness will be secured only by a pledge of the capital stock of each of the Company’s wholly owned domestic subsidiaries and 65% of the capital stock of each of the Company’s, and the wholly owned domestic subsidiaries’, first tier international subsidiaries. Borrowings under the credit agreement bear interest at a floating rate based, at the Company’s option, upon (i) a LIBOR rate plus an applicable percentage or (ii) the greater of the federal funds rate plus 0.5% or the prime rate, plus an applicable percentage.

The senior credit agreement contains a letter of credit subfacility that allows for the issuance of up to $15,000,000 in letters of credit and a swing-line loan subfacility that allows for issuance of up to $10,000,000 in swing-line loans. The amount available for borrowing under the revolving credit facility is reduced by the total outstanding letters of credit and swing-line loans.

The Company is required to pay a commitment fee equal to 0.5% per annum on the unused portion of the revolving credit facility, subject to adjustment based upon the Company’s leverage ratio. In addition, the Company is required to pay a letter of credit equal to the applicable margin payable on revolving credit facility loans maintained as LIBOR loans, subject to adjustment under similar circumstances.

In addition, the credit agreement also contains various affirmative and negative covenants that among other things, limit, subject to certain exceptions, the incurrence of additional indebtedness; capital expenditures in excess of a specified amount in any fiscal year (with a two-year carry-over); and declaration or payment of dividends and stock repurchases.

As a result of completing the Company’s amended credit facility, the Company expects to incur approximately $1.0 million of costs related to putting the new facility in place and to write-off approximately $3.7 million of deferred financing fees related to the old facility.

PROSPECTUS

15,000,000 Shares

Knoll, Inc.

Common Stock

The shares of common stock of Knoll, Inc. covered by this prospectus may be offered and sold to the public by the selling stockholders, from time to time, in one or more offerings. We will not receive any of the proceeds from such sales.

This prospectus provides you with a general description of the shares that may be offered under this prospectus. Each time a selling stockholder offers to sell shares pursuant to this prospectus, the selling stockholder will provide a prospectus supplement that will contain specific information about the terms of that offering. You should carefully read this prospectus and any applicable prospectus supplement before you decide to invest in these securities.

Our common stock is listed on the New York Stock Exchange under the symbol “KNL.” On January 24, 2006, the reported last sale price of our common stock was $16.77 per share.

Before buying any shares, you should carefully consider the risk factors described under the heading “ Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 24, 2006.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under this shelf process, the selling stockholders may from time to time offer and sell up to 15,000,000 shares of our common stock described in this prospectus in one or more offerings. This prospectus provides you with a general description of the shares that the selling stockholders may offer hereunder. Each time the selling stockholders use this prospectus to offer shares of common stock, the selling stockholders will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus, including without limitation, adding additional selling stockholders. You should read both this prospectus and any prospectus supplement, together with additional information described below under the heading “Where You Can Find More Information” and “Incorporation by Reference”.

References in this prospectus to “we,” “us,” “our,” or the “Company” refer to Knoll, Inc.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. Neither we nor the selling stockholders have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders will not make an offer of these securities in any jurisdiction where it is unlawful. You should assume that the information in this prospectus or any prospectus supplement, as well as the information we have previously filed with the SEC and incorporated by reference in this prospectus, is accurate only as of the date of the documents containing the information.

i

SUMMARY

About Knoll, Inc.

We are a leading designer and manufacturer of branded office furniture products and textiles. Our commitment to innovation and modern design has yielded a comprehensive portfolio of products designed to provide enduring value and help clients shape their workplaces with imagination and vision. Our products are recognized for high quality and a sophisticated image and are targeted at the middle to upper end of the market. We sell our products primarily in North America through a direct sales force of approximately 300 professionals and a broad network of approximately 275 independent dealers. Our distinctive operating approach has driven industry leading operating income margins among our primary publicly-held competitors.

Since our founding in 1938, we have been recognized worldwide as a design leader within our industry. Our products are exhibited in major art museums worldwide, including more than 40 pieces in the permanent Design Collection of The Museum of Modern Art in New York. This design legacy continues to flourish today and is embodied in recently introduced, award winning products, including the innovative LIFE™ chair and AutoStrada™ office furniture system. Our design excellence is complemented by a management philosophy that fosters a strong collaborative culture, client-driven processes and a lean, agile operating structure. Our employees are performance-driven and motivated by a variable incentive compensation system and broad-based equity ownership in the company. Together, these core attributes have enabled us to achieve superior financial performance and have positioned us for profitable growth.

We offer a comprehensive and expanding portfolio of high quality office furniture and textiles across five product categories. Historically, we have derived most of our revenues from office systems, which are modular workspaces with integrated panels, work surfaces, storage and lighting, and from specialty products, including our KnollStudio ® collection of signature design classics furnishings, KnollTextiles ™, Spinneybeck ® leather and KnollExtra ® accessories. However, in recent years, we have significantly expanded our product offerings in seating and files and storage. Our products and knowledgeable sales force have generated strong brand recognition and loyalty among architects, designers and corporate facility managers, all of whom are key decision makers in the office furniture purchasing process. Our clients are typically Fortune 1000 companies, governmental agencies and other medium to large sized organizations in a variety of industries. We have an over $6 billion installed base of office systems, which provides a strong platform for recurring and add-on sales of products across all our categories.

Our principal executive offices are located at 1235 Water Street, East Greenville, Pennsylvania 18041. Our telephone number is (215) 679-7991. We were incorporated in 1995 under Delaware law. Our website is located at http://www.knoll.com. The information on our website is not a part of this prospectus.

All trademarks or trade names referred to in this prospectus are the property of their respective owners.

Our Strategy

We pursue profitable growth by working closely with clients, architects, designers and dealers to identify areas of opportunity, while maintaining and enhancing our brand image and reputation for design and quality. We will seek to drive gains in market share, revenues and profitability by pursuing the following initiatives:

•	build on our strength in office systems;

•	expand our market opportunity in seating, storage and casegoods;

•	capture a greater share of our dealer network’s sales;

•	grow our high margin specialty businesses through expanded distribution and new product introductions; and

•	improve our margins through our continuous improvement program and global sourcing initiatives.

Our Principal Stockholder

Our principal stockholder is Warburg, Pincus Ventures, L.P. As of December 31, 2005, Warburg Pincus and its affiliates beneficially owned approximately 57.1% of our outstanding common stock.

The Offering

Under this prospectus, the selling stockholders may, from time to time, sell up to 15,000,000 shares of our common stock in one or more offerings.  See “Plan of Distribution” below.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the other information contained or incorporated by reference in this prospectus, before making your decision to invest in shares of our common stock.

Risks Related to Our Business

Our product sales are tied to corporate spending and service-sector employment, which are outside of our control. Our sales and/or growth in sales would be adversely affected by a recessionary economy characterized by decreased corporate spending and service-sector employment.

Our sales are significantly impacted by the level of corporate spending primarily in North America, which, in turn, is a function of the general economic environment. In a recessionary economy, service-sector employment, corporate cash flows and non-residential commercial construction decrease, which typically leads to a decrease in demand for office furniture. For example, from 2001 to 2003, our industry experienced a sales decline of more than 36% as the economy suffered significant reductions in corporate profitability, business confidence, service-sector employment and commercial real estate occupancy rates. In addition, a recessionary economy may also result in saturation of the market by “just new” used office systems, leading to a decrease in demand. Sales of office systems, which have historically accounted for more than half of our revenues, represent longer term and higher cost investments for our clients. As a result, sales of office systems are more severely impacted by decreases in corporate spending than sales of seating, files and storage and casegoods, and demand for office systems typically takes longer to respond to an economic recovery. From 2001 to 2003, industry-wide shipments in the office systems category declined by more than 47% due to the deferral of infrastructure investments by our clients and a saturation of the market by “just new” used office systems created by the increase in vacated office space. Due to a combination of these factors, we experienced a significant decrease in sales and operating profits during the recent economic recession.

Geopolitical uncertainties, terrorist attacks, acts of war, natural disasters, increases in energy and other costs or combinations of such and other factors that are outside of our control could at any time have a significant effect on the North American economy, and, therefore, our business. The occurrence of any of these or similar events in the future could result in downward pressure on the economy, which we would expect to cause demand for our products to decline and competitive pricing pressures to increase.

We may have difficulty increasing or maintaining our prices as a result of price competition, which could lower our profit margins. Our competitors may develop new product designs that give them an advantage over us in making future sales.

Office furniture companies compete on the basis of, among other things, price and product design. Since our competitors offer products that are similar to ours, we face significant price competition from our competitors, which tends to intensify during an industry downturn. This price competition impacts our ability to implement price increases or, in some cases, such as during an industry downturn, maintain prices, which could lower our profit margins. Additionally, our competitors may develop new product designs that achieve a high level of customer acceptance, which could give them a competitive advantage over us in making future sales.

Our efforts to introduce new products that meet customer and workplace requirements may not be successful, which could limit our sales growth or cause our sales to decline.

To keep pace with workplace trends, such as changes in workplace design and increases in the use of technology, and with evolving regulatory and industry requirements, including environmental, health, safety and similar standards for the workplace and for product performance, we must periodically introduce new products. The introduction of new products requires the coordination of the design, manufacturing and marketing of such products, which may be affected by factors beyond our control. The design and engineering of certain of our new products can take up to a year or more, and further time may be required to achieve client acceptance. In addition, we may face difficulties in introducing new products if we cannot successfully align ourselves with independent architects and designers who are able to design, in a timely manner, high quality products consistent with our image. Accordingly, the launch of any particular product may be later or less successful than originally anticipated by us. Difficulties or delays in introducing new products or lack of customer acceptance of new products could limit our sales growth or cause our sales to decline.

We may not be able to manage our business effectively if we are unable to retain our experienced management team or recruit other key personnel.

The success of our operations is highly dependent upon our ability to attract and retain qualified employees and upon the ability of our senior management and other key employees to implement our business strategy. We believe there are only a limited number of qualified executives in the industry in which we compete. We rely substantially upon the services of Andrew B. Cogan, our Chief Executive Officer, and Kathleen G. Bradley, our President and Chief Executive Officer – Knoll, North America. The loss of the services of either of these individuals or other key members of our management team could seriously harm our efforts to successfully implement our business strategy. While we currently maintain key person life insurance policies with respect to Mr. Cogan and Ms. Bradley, this insurance may not be sufficient to compensate us for any harm to our business resulting from loss of their services. The inability to attract and retain other talented personnel could also affect our ability to successfully implement our business strategy.

We are dependent on the pricing and availability of raw materials and components, and price increases and unavailability of raw materials and components could lower sales, increase our cost of goods sold and reduce our profits and margins.

We require substantial amounts of raw materials, which we purchase from outside sources. Raw materials comprised our single largest total cost for the year ended December 31, 2004 and the nine months ended September 30, 2005. Steel, plastics and wood related materials are the main raw materials used in the manufacture of our products. The prices of plastics are sensitive to the cost of oil, which is used in the manufacture of plastics, and have increased significantly during 2005. To date, we have been successful in largely offsetting these recent price changes in raw materials through our global sourcing initiatives, primarily from China, Taiwan, Italy and Germany, our continuous improvement programs and price increases to our products. However, if the prices of certain raw materials continue to increase, we may be unable to continue to offset any further increased costs through our global sourcing initiatives and continuous improvement programs. Our raw materials costs for key commodities have increased by approximately $10 million during the first nine months of 2005. The prices and availability of raw materials may in the future be subject to change or curtailment due to, among other things, the supply of, and demand for, such raw materials, changes in laws or regulations, including duties and tariffs, suppliers’ allocations to other purchasers, interruptions in production by raw materials or component parts suppliers, changes in exchange rates and worldwide price levels. Future changes in the price for, or supply of, these raw materials and components could increase our cost of goods sold and reduce our profits and margins.

In addition, contracts with most of our suppliers are short-term contracts. These suppliers may not continue to provide raw materials and components to us at attractive prices, or, at all, and we may not be able to obtain the raw materials we need in the future from these or other providers on the scale and within the time frames we require. Moreover, we do not carry significant inventories of raw materials, components or finished goods that could mitigate an interruption or delay in the availability of raw materials and components. Any failure to obtain raw materials and components on a timely basis, or any significant delays or interruptions in the supply of raw materials, could prevent us from being able to manufacture products ordered by our clients in a timely fashion, which could have a negative impact on our reputation and our dealership network, and could cause our sales to decline.

We are affected by the cost of energy, and increases in energy prices could reduce our margins and profits.

The profitability of our operations is sensitive to the cost of energy through our transportation costs, the costs of petroleum-based materials, like plastics, and the costs of operating our manufacturing facilities. As a result of recent energy price increases, during the first nine months of 2005 our transportation costs increased by $2.9 million and our petroleum-based material costs increased by $1.0 million, in each case, over the comparable period during 2004. Although we have been successful in countering these recent energy price increases, primarily through our global sourcing initiatives and continuous improvement programs, we may not be able to continue to offset such costs at current price levels, or if energy prices further increase. If the price of petroleum-based products, the cost of operating our manufacturing facilities and our transportation costs continue to increase it could have a negative impact on our gross margins and profitability.

We rely upon independent furniture dealers, and a loss of a significant number of dealers could affect our business, financial condition and results of operations.

We rely on a network of independent dealers for the joint marketing of our products to small and mid-sized accounts, and to assist us in the marketing of our products to large accounts. We also rely upon these dealers to provide a variety of important specification, installation and after-market services to our clients. Our dealers operate, generally, under one-year, non-exclusive agreements. There is nothing to prevent our dealers from terminating their relationships with us. In addition, individual dealers may not continue to be viable and profitable. If dealers go out of business or are restructured, we may suffer losses because they may not be able to pay us for furniture previously delivered to them. The loss of a dealer relationship could also negatively affect our ability to maintain market share in the affected geographic market and to compete for and service clients in that market until a new dealer relationship is established. The loss or termination of a significant number of dealer relationships could cause difficulties for us in marketing and distributing our products, resulting in a decline in our sales.

One of our largest clients currently is the U.S. government, which is subject to uncertain future funding levels and federal procurement laws and requires restrictive contract terms; any of these factors could curtail current or future business with the U.S. government.

For the year ended December 31, 2004, we derived approximately 11% of our revenue from sales to over 60 agencies and departments within the U.S. government. Our ability to compete successfully for and retain business with the U.S. government is highly dependent on cost-effective performance. Until recently, federal procurement laws required government agencies to purchase furniture products from Federal Prison Industries, Incorporated. If these or similar laws would be re-instituted, it would make it more difficult for us to sell our furniture to agencies and departments of the U.S. government. Our government business is also sensitive to changes in national and international priorities and U.S. government budgets.

The U.S. government typically can terminate or modify any of its contracts with us either for its convenience or if we default by failing to perform under the terms of the applicable contract. A termination arising out of our default could expose us to liability and impede our ability to compete in the future for contracts and orders. Furthermore, if we were found to have committed fraud or a criminal offense in connection with any government contract, we could be suspended or debarred from all further government contracting.

We are highly leveraged, and a significant amount of cash will be required to service our indebtedness. Restrictions imposed by the terms of our indebtedness may limit our operating and financial flexibility.

At October 3, 2005, we had total consolidated outstanding debt of approximately $344.5 million, which consisted of $250.0 million under our fully-drawn term loan facility, $92.0 million under our revolving credit facility, $0.7 million under local credit facilities maintained by our foreign subsidiaries and $1.8 million outstanding under our European line of credit. We also had $4.7 million outstanding under letters of credit. As of October 3, 2005, the total remaining credit available to us under our credit facility and those of our foreign subsidiaries was $113.8 million. Assuming we borrowed the maximum available to us under our credit facility and those of our foreign subsidiaries as of October 3, 2005, we would have had total consolidated outstanding debt of approximately $462 million. The high level of our indebtedness could have important consequences to holders of our common stock, given that:

•	a substantial portion of our cash flow from operations must be dedicated to fund scheduled payments of principal and debt service and will not be available for other purposes;

•	our ability to obtain additional debt financing in the future for working capital, capital expenditures, research and development or acquisitions may be limited by the terms of our credit facility; and

•	the terms of our credit facility also impose other operating and financial restrictions on us, which could limit our flexibility in reacting to changes in our industry or in economic conditions generally.

Our credit facility prevents us from incurring any additional indebtedness other than (i) borrowings under our revolving credit facility; (ii) certain types of indebtedness that may be incurred subject to aggregate dollar limitations identified in the credit facility, including, without limitation, purchase money indebtedness and capital lease obligations not to exceed $30.0 million in the aggregate and unsecured indebtedness not to exceed $50.0 million in the aggregate, and (iii) other types of indebtedness that are not limited to specific dollar limitations, such as indebtedness incurred in the ordinary course of business and unsecured, subordinated indebtedness. The aggregate amount of indebtedness that we may incur pursuant to these exceptions is further limited by the financial covenants in our credit facility and, therefore, will depend on our future results of operations and cannot be determined at this time. Furthermore, although we may incur unlimited amounts of certain types of indebtedness, subject to compliance with these financial covenants, the amount of indebtedness that we may actually be able to incur will depend on the terms on which such types of debt financing are available to us, if available at all.

As a result of the foregoing, we may be prevented from engaging in transactions that might further our growth strategy or otherwise be considered beneficial to us. A breach of any of the covenants in our credit facility could result in a default thereunder. If payments to the lenders under our credit facility were to be accelerated, our assets could be insufficient to repay in full our indebtedness under our credit facility and our other liabilities. Any such acceleration could also result in a foreclosure on all or substantially all of our subsidiaries’ assets, which would have a negative impact on the value of our common stock and jeopardize our ability to continue as a going concern.

We may require additional capital in the future, which may not be available or may be available only on unfavorable terms.

Our capital requirements depend on many factors, including capital improvements, tooling and new product development. To the extent that our existing capital is insufficient to meet these requirements and cover any losses, we may need to raise additional funds through financings or curtail our growth and reduce our assets. Any equity or debt financing, if available at all, may be on terms that are not favorable to us. Equity financings could result in dilution to our stockholders, and the securities may have rights, preferences and privileges that are senior to those of our common stock. If our need for capital arises because of significant losses, the occurrence of these losses may make it more difficult for us to raise the necessary capital.

An inability to protect our intellectual property could have a significant impact on our business.

We attempt to protect our intellectual property rights, both in the United States and in foreign countries, through a combination of patent, trademark, copyright and trade secret laws, as well as licensing agreements and third-party nondisclosure and assignment agreements. Because of the differences in foreign trademark, patent and other laws concerning proprietary rights, our intellectual property rights do not generally receive the same degree of protection in foreign countries as they do in the United States. In some parts of the world, we have limited protections, if any, for our intellectual property. Our ability to compete effectively with our competitors depends, to a significant extent, on our ability to maintain the proprietary nature of our intellectual property. The degree of protection offered by the claims of the various patents, trademarks and service marks may not be broad enough to provide significant proprietary protection or competitive advantages to us, and patents, trademarks or service marks may not be issued on our pending or contemplated applications. In addition, not all of our products are covered by patents. It is also possible that our patents, trademarks and service marks may be challenged, invalidated, cancelled, narrowed or circumvented.

In the past, certain of our products have been copied and sold by others. We try to enforce our intellectual property rights, but we have to make choices about where and how we pursue enforcement and where we seek and maintain patent protection. In many cases, the cost of enforcing our rights is substantial, and we may determine that the costs of enforcement outweigh the potential benefits. If we are unable to maintain the proprietary nature of our intellectual property with respect to our significant current or proposed products, our competitors may be able to sell copies of our products, which could adversely affect our ability to sell our original products and could also result in competitive pricing pressures.

If third parties claim that we infringe upon their intellectual property rights, we may incur liability and costs and may have to redesign or discontinue an infringing product.

We face the risk of claims that we have infringed third parties’ intellectual property rights. Companies operating in our industry routinely seek patent protection for their product designs, and many of our principal competitors have large patent portfolios. Prior to launching major new products in our key markets, we normally evaluate existing intellectual property rights. However, our competitors may also have filed for patent protection which is not, at the time of our evaluation, a matter of public knowledge. Our efforts to identify and avoid infringing third parties’ intellectual property rights may not be successful. Any claims of patent or other intellectual property infringement, even those without merit, could (i) be expensive and time consuming to defend; (ii) cause us to cease making, licensing or using products that incorporate the challenged intellectual property; (iii) require us to redesign, reengineer, or rebrand our products or packaging, if feasible; or (iv) require us to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property.

We could be required to incur substantial costs to comply with environmental requirements. Violations of, and liabilities under, environmental laws and regulations may increase our costs or require us to change our business practices.

Our past and present ownership and operation of manufacturing plants are subject to extensive and changing federal, state, local and foreign environmental laws and regulations, including those relating to discharges to air, water and land, the handling and disposal of solid and hazardous waste and the cleanup of properties affected by hazardous substances. As a result, we are involved from time to time in administrative and judicial proceedings and inquiries relating to environmental matters and could become subject to fines or penalties related thereto. We cannot predict what environmental legislation or regulations will be enacted in the future, how existing or future laws or regulations will be administered or interpreted or what environmental conditions may be found to exist. Compliance with more stringent laws or regulations, or stricter interpretation of existing laws, may require additional expenditures by us, some of which may be material. We have been identified as a potentially responsible party pursuant to the Comprehensive Environmental Response Compensation and Liability Act, or CERCLA, for remediation costs associated with waste disposal sites previously used by us. In general, CERCLA can impose liability for costs to investigate and remediate contamination without regard to fault or the legality of disposal and, under certain circumstances, liability may be joint and several, resulting in one party being held responsible for the entire obligation. Liability may also include damages for harm to natural resources. The remediation costs and our allocated share at some of these CERCLA sites are unknown. We may also be subject to claims for personal injury or contribution relating to CERCLA sites. We reserve amounts for such matters when expenditures are probable and reasonably estimable.

We are subject to potential labor disruptions, which could have a significant impact on our business.

Certain of our employees located in Grand Rapids, Michigan and Italy are represented by unions. The collective bargaining agreement for our Grand Rapids location has an initial term that expires on August 27, 2006, with evergreen one-year terms thereafter, but may be terminated by either party on August 27, 2006 and anniversaries thereof with 60 days’ notice. While we have good relations with our Grand Rapids associates and the union, we may be unsuccessful in negotiating and agreeing upon a new collective bargaining agreement at that time if the current collective bargaining agreement is terminated. We have also had sporadic, to date unsuccessful, attempts to unionize our other North American manufacturing locations and have experienced a number of brief work stoppages in recent years at our facilities in Italy as a result of national and local issues. While we believe that we have good relations with our workforce, we may experience work stoppages or other labor problems in the future, and further unionization efforts may be successful. Any prolonged work stoppage could have an adverse effect on our reputation, our vendor relations and our dealership network. Moreover, because substantially all of our products are manufactured to order, we do not carry finished goods inventory that could mitigate the effects of a prolonged work stoppage.

Our insurance may not adequately insulate us from expenses for product defects.

We maintain product liability and other insurance coverage that we believe to be generally in accordance with industry practices, but our insurance coverage does not extend to field visits to repair, retrofit or replace defective products, or to product recalls. As a result, our insurance coverage may not be adequate to protect us fully against substantial claims and costs that may arise from product defects, particularly if we have a large number of defective products that we must repair, retrofit, replace or recall.

We may be vulnerable to the effects of currency exchange rate fluctuations, which could increase our expenses.

We primarily sell our products and report our financial results in U.S. dollars, but we generate some of our revenues and pay some of our expenses in other currencies. Paying our expenses in other currencies can result in a significant increase or decrease in the amount of those expenses in U.S. dollar terms, which affects our profits. In the future, any foreign currency appreciation relative to the U.S. dollar would increase our expenses that are denominated in that currency. Additionally, as we report currency in the U.S. dollar, our financial position is affected by the strength of the currencies in countries where we have operations relative to the strength of the U.S. dollar. The principal foreign currencies in which we conduct business are the Canadian dollar and the Euro. For the nine months ended September 30, 2005, approximately 11.8% of our revenues and 35.9% of our cost of goods sold were denominated in currencies other than the U.S. dollar.

From time to time we review our foreign currency exposure and evaluate whether we should enter into hedging transactions. We generally do not hedge our foreign currency exposure, and, to the extent that we determine not to do so in the future, we may be vulnerable to the effects of currency exchange rate fluctuations.

Risks Related to Our Common Stock

Our principal stockholder and its affiliates have significant influence on matters requiring stockholder approval and could discourage the purchase of our outstanding shares at a premium.

As of December 31, 2005, our principal stockholder, Warburg Pincus, beneficially owned approximately 57.1% of our outstanding common stock. As a result of Warburg Pincus’ share ownership and representation on our board of directors, Warburg Pincus has significant influence on affairs and actions of our company, including matters requiring stockholder approval such as the election of directors and approval of significant corporate transactions. The interests of Warburg Pincus may differ from the interests of the other stockholders. For example, Warburg Pincus could oppose a third party offer to acquire us that you might consider attractive, and the third party may not be able or willing to proceed unless Warburg Pincus supports the offer. Accordingly, this concentration of ownership may have the effect of delaying or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale or merger of our company and may negatively affect the market price of our common stock. Transactions that could be affected by this concentration of ownership include proxy contests, tender offers, mergers or other purchases of common stock that could give you the opportunity to realize a premium over the then-prevailing market price for shares of our common stock.

Future sales of our common stock in the public market could lower our share price.

As of December 31, 2005, approximately 20.6 million shares of our common stock (or approximately 39.4% of our total outstanding shares) are publicly traded, and approximately 29.9 million shares of our common stock (or approximately 57.1% of our total outstanding shares) are held by Warburg Pincus. Our remaining outstanding shares, as well as the shares held by Warburg Pincus, are restricted and may only be sold pursuant to an effective registration statement or a valid exemption from registration. We and our existing stockholders who hold restricted shares may sell additional shares of common stock into the public markets after the date of this prospectus. We may also issue convertible debt securities to raise capital in the future. If Warburg Pincus or any other selling stockholders elect to offer and sell shares covered by this prospectus, or we or any of our existing stockholders who hold restricted shares elect to sell additional shares of common stock into the public market after the date of this prospectus, the distribution of such shares could adversely affect the market price of our common stock.

Our corporate documents and Delaware law contain provisions that could discourage, delay or prevent a change in control of our company.

Provisions in our amended and restated certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition involving us that our stockholders may consider favorable. For example, our amended and restated certificate of incorporation authorizes our board of directors to issue up to 10,000,000 shares of “blank check” preferred stock. Without stockholder approval, the board of directors has the authority to attach special rights, including voting and dividend rights, to this preferred stock. With these rights, preferred stockholders could make it more difficult for a third party to acquire us. In addition, our amended and restated certificate of incorporation provides for a staggered board of directors, whereby directors serve for three-year terms, with approximately one third of the directors coming up for reelection each year. Having a staggered board will make it more difficult for a third party to obtain control of our board of directors through a proxy contest, which may be a necessary step in an acquisition of us that is not favored by our board of directors.

We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Under these provisions, if anyone becomes an “interested stockholder,” we may not enter into a “business combination” with that person for three years without special approval, which could discourage a third party from making a takeover offer and could delay or prevent a change of control. For purposes of Section 203, “interested stockholder” means, generally, someone owning 15% or more of our outstanding voting stock or an affiliate of ours that owned 15% or more of our outstanding voting stock during the past three years, subject to certain exceptions as described in Section 203. Under one such exception, Warburg Pincus and its affiliates do not constitute an “interested stockholder.”

Upon any change in control, the lenders under our credit facility would have the right to require us to repay all of our outstanding obligations under the facility.

Our stock price may be volatile, and your investment in our common stock could suffer a decline in value.

There has been significant volatility in the market price and trading volume of equity securities, which is unrelated to the financial performance of the companies issuing the securities. These broad market fluctuations may negatively affect the market price of our common stock. You may not be able to resell your shares at or above the public offering price due to fluctuations in the market price of our common stock caused by changes in our operating performance or prospects and other factors.

Some specific factors that may have a significant effect on our common stock market price include:

•	actual or anticipated fluctuations in our operating results or future prospects;

•	our announcements or our competitors’ announcements of new products;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	changes in our growth rates or our competitors’ growth rates;

•	our inability to raise additional capital;

•	conditions of the office furniture industry as a result of changes in financial markets or general economic conditions, including those resulting from war, incidents of terrorism and responses to such events;

•	sales of common stock by us or members of our management team; and

•	changes in stock market analyst recommendations or earnings estimates regarding our common stock, other comparable companies or the office furniture industry generally.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Statements and financial discussion and analysis contained in this prospectus that are not historical facts are forward-looking statements. These statements discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to or affecting us, based on our current beliefs as well as assumptions made by us and information currently available to us. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Although we believe these forward-looking statements are reasonable, they are based upon a number of assumptions concerning future conditions, any or all of which may ultimately prove to be inaccurate. Important factors that could cause actual results to differ materially from the forward-looking statements include, without limitation: the risks described on the previous pages; changes in the financial stability of our clients; changes in relationships with clients; the mix of products sold and of clients purchasing our products; the success of new technology initiatives; and changes in business strategies and decisions. The factors identified above are believed to be important factors (but not necessarily all of the important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement. Unpredictable or unknown factors could also have material adverse effects on us. All forward-looking statements included in this report are expressly qualified in their entirety by the foregoing cautionary statements. Except as required under the Federal securities laws and rules regulations of the SEC, we undertake no obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events, or otherwise.

USE OF PROCEEDS

The proceeds from the sale of shares of common stock offered pursuant to this prospectus are solely for the account of the selling stockholders. We will not receive any proceeds from the sale of shares by the selling stockholders.

DIVIDEND POLICY

We did not declare or pay any cash dividends during the year ended December 31, 2003. We declared and paid cash dividends of $1.525 per share and $0.25 per share during the years ended December 31, 2004 and 2005, respectively. Our board of directors currently intends to declare and pay quarterly dividends of $0.10 per share on our common stock. The declaration and payment of dividends is subject to the discretion of our board of directors and depends on various factors, including our net income, financial condition, cash requirements and future prospects and other factors deemed relevant by our board of directors. Our credit facility imposes restrictions on our ability to pay dividends, and thus our ability to pay dividends on our common stock will depend upon, among other things, our level of indebtedness at the time of the proposed dividend and whether we are in default under any of our debt obligations. Our future dividend policy will also depend on the requirements of any future financing agreements to which we may be a party and other factors considered relevant by our board of directors.

SELLING STOCKHOLDERS

Each prospectus supplement for any offering of common stock by the selling stockholders pursuant to the registration statement to which this prospectus is a part will include the following information:

•	the number of shares of common stock then held by the selling stockholders;

•	the number of shares of common stock then being offered by the selling stockholders; and

•	the number of shares (and, if one percent or more, the percentage) of common stock owned by the selling stockholders after completion of the offering.

The following table sets forth certain information with respect to the common stock held by the selling stockholders listed below as of December 31, 2005. Although we have asked certain additional persons whether they are interested in participating in offerings pursuant to this prospectus, to date only the selling shareholders listed below have advised us that they wish to be included in this prospectus. A prospectus supplement, which will be filed each time the selling stockholders use this prospectus to offer shares of common stock, may add additional selling stockholders who hold shares that were (i) initially offered when we became the successor in interest by merger to the business and operations of The Knoll Group, Inc. and related entities on February 29, 1996, (ii) initially offered in connection with option grants made by us pursuant to our 1996, 1997 or 1999 stock incentive plans or (iii) issued in respect of the foregoing in connection with stock splits and dividends on our common stock, and, in each case, whose identity has been omitted. To the extent we add additional selling stockholders in the future, the shares of common stock being offered by the selling stockholders listed below will be reduced.

	Beneficial Ownership Prior to any Offering under this Prospectus				Beneficial Ownership After the Completion of the Offering(s) under this Prospectus(1)
Name	Shares	Percent (2)	Shares Being Offered		Shares	Percent(2)
Warburg, Pincus Ventures, L.P.(3)	29,867,952	57.1%	14,700,000	(2)	15,167,952	29.0%
Burton B. Staniar(4)	1,199,014	2.3%	300,000	(2)	899,014	1.7%

(1)	Assumes that each selling stockholder sells the maximum number of shares registered under this prospectus.
(2)	The number and percentages of shares beneficially owned are calculated pursuant to Rule 13d-3 under the Exchange Act. Number and percentage calculations assume, for each person and group, that all shares that may be acquired by such person or group pursuant to options currently exercisable or that become exercisable within 60 days following December 31, 2005 are outstanding for the purpose of computing the percentage of common stock owned by such person or group. However, those unissued shares of common stock described above are not deemed to be outstanding for calculating the percentage of common stock owned by any other person. Except as otherwise indicated, the persons in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and subject to the information contained in the footnotes to this table. The number of shares outstanding for these purposes as of December 31, 2005 was 52,338,171 shares of common stock.
(3)

Includes 29,323,884 shares directly owned and 544,068 shares beneficially owned through Warburg Pincus & Co. The sole general partner of Warburg, Pincus Ventures, L.P., or Warburg Pincus, is Warburg Pincus Partners, LLC, a New York limited liability company that is managed by Warburg Pincus & Co. Warburg Pincus LLC manages Warburg Pincus. Charles R. Kaye and Joseph P. Landy are each Managing General Partners of Warburg Pincus & Co. and Co-Presidents and Managing Members of Warburg Pincus LLC. Messrs. Harris, Lapidus and Lee are

General Partners of Warburg Pincus & Co. and Managing Directors of Warburg Pincus LLC. Each of these individuals disclaims beneficial ownership of the shares held by Warburg Pincus except to the extent of any pecuniary interest therein.

(4)	Excludes 80,000 shares of common stock that are held by Mr. Staniar, which shares are subject to forfeiture if Mr. Staniar ceases to be an employee or director prior to December 13, 2010, subject to earlier vesting if we meet certain operating targets or Mr. Staniar is terminated on account of death, disability or a termination by us without cause.

Relationship of Warburg, Pincus Ventures, L.P. and Knoll

Warburg, Pincus Ventures, L.P. is currently our largest stockholder. Jeffrey A. Harris, Sidney Lapidus, Kewsong Lee and Kevin Kruse, each members of our board of directors, are affiliated with Warburg, Pincus Ventures, L.P. and its general partner, Warburg Pincus & Co.

PLAN OF DISTRIBUTION

The selling stockholders may sell the securities from time to time as follows:

•	through agents;

•	to dealers or underwriters for resale;

•	directly to purchasers; or

•	through a combination of any of these methods of sale.

In some cases, the selling stockholders or dealers acting with them or on their behalf may also purchase securities and reoffer them to the public by one or more of the methods described above. This prospectus may be used in connection with any offering of our securities through any of these methods or other methods described in the applicable prospectus supplement.

The securities the selling stockholders distribute by any of these methods may be sold to the public, in one or more transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

The selling stockholders may solicit offers to purchase securities directly from the public from time to time. The selling stockholders may also designate agents from time to time to solicit offers to purchase securities from the public on their behalf. The prospectus supplement relating to any particular offering of securities will name any agents designated to solicit offers, and will include information about any commissions the selling stockholders may pay the agents, in that offering. Agents may be deemed to be “underwriters” as that term is defined in the Securities Act of 1933.

From time to time, the selling stockholders may sell securities to one or more dealers acting as principals. The dealers, who may be deemed to be “underwriters” as that term is defined in the Securities Act of 1933, may then resell those securities to the public.

The selling stockholders may sell securities from time to time to one or more underwriters, who would purchase the securities as principal for resale to the public, either on a firm-commitment or best-efforts basis. If the selling stockholders sell securities to underwriters, we and the selling stockholders may execute an underwriting agreement with them at the time of sale and will name them in the applicable prospectus supplement. In connection with those sales, underwriters may be deemed to have received compensation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agents. Underwriters may resell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from purchasers for whom they may act as agents. The applicable prospectus supplement will include any required information about underwriting compensation paid to underwriters, and any discounts, concessions or commissions underwriters allow to participating dealers, in connection with an offering of securities.

The selling stockholders may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by the selling stockholders or borrowed from the selling stockholders or others to settle those sales or to close out any related open borrowings of stock, and may use securities received in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement.

The selling stockholders may authorize underwriters, dealers and agents to solicit from third parties offers to purchase securities under contracts providing for payment and delivery on future dates. The applicable prospectus supplement will describe the material terms of these contracts, including any conditions to the purchasers’ obligations, and will include any required information about commissions the selling stockholders may pay for soliciting these contracts.

Underwriters, dealers, agents and other persons may be entitled, under agreements that they may enter into with us and the selling stockholders, to indemnification by us and the selling stockholders against certain liabilities, including liabilities under the Securities Act of 1933.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over allotment option. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

The underwriters, dealers and agents, as well as their associates, may be customers of or lenders to, and may engage in transactions with and perform services for, us and our subsidiaries in the ordinary course of business.

Unless otherwise indicated in the applicable prospectus supplement or confirmation of sale, the purchase price of the securities will be required to be paid in immediately available funds in New York City. In this prospectus, the term “this offering” does not refer to any subsequent resales of securities in market-making transactions.

VALIDITY OF SECURITIES

The validity of our common stock offered by this prospectus from time to time will be passed upon for us by Willkie Farr & Gallagher LLP, New York, New York.

EXPERTS

The consolidated financial statements of Knoll, Inc. appearing in Knoll, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2004 (including the schedule appearing therein) have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed with the SEC a registration statement on Form S-3 to register the securities being offered in this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement. For further information about us or the selling stockholders and the shares of common stock offered in this prospectus, you should refer to the registration statement and its exhibits.

Our annual reports on Form 10-K, along with all other reports and amendments filed with or furnished to the SEC are publicly available free of charge on the investor relations section of our website as soon as reasonably practicable after we file such materials with, or furnish them to, the SEC. Our website is located at http://www.knoll.com. The information on our website is not part of this or any other report we file with, or furnish to, the SEC. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You may also read and copy any documents we file with the SEC at its Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operations of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

INCORPORATION BY REFERENCE

We are incorporating by reference in this prospectus (and the registration statement to which this prospectus is a part) the information we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We are incorporating by reference our documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the initial registration statement of which this prospectus is a part and before the effective date of the registration statement or after the date of such initial registration statement until all of the securities offered under this prospectus are sold:

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2004;

•	Our quarterly reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005, and September 30, 2005;

•	Our proxy statement on Schedule 14-A filed on March 31, 2005;

•	Our current reports on Form 8-K filed on October 4, 2005, December 7, 2005 and January 12, 2006; and

•	The description of our common stock contained in our registration statement on Form 8-A, filed on December 3, 2004, including any amendment or report filed for the purpose of updating such description.

We will provide a copy of these filings at no cost, upon your request by writing or telephoning us at the following address:

Knoll, Inc.

1235 Water Street

East Greenville, PA 18041

(215) 679-7991

Attn: Investor Relations

You should rely only on the information incorporated by reference or provided in this prospectus. Neither we nor the selling stockholders have authorized anyone else to provide you with different information. The selling stockholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of those documents.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT

LIABILITIES

Our amended and restated certificate of incorporation provides that we will, and Delaware law permits us to, under certain situations, indemnify any of our directors and officers that are made or threatened to be made a party to a proceeding, by reason of the former or present official capacity of such director or officer, against judgments, penalties, fines, settlements and reasonable expenses, including attorneys’ fees, incurred by such person in connection with the proceeding if certain statutory standards are met. Any of these persons is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding. A proceeding means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of us.

We also maintain an insurance policy providing for indemnification of our officers and directors against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions. In addition, our employment agreements with our Chief Executive Officer, Andrew B. Cogan, our President and Chief Executive Officer, Knoll North America, Kathleen G. Bradley, and our Chairman, Burton B. Staniar, provide that if during and after the term of such officers’ employment the executive is made a party or compelled to participate in any action by reason of the fact that he or she is or was a director or officer of us, the executive will be indemnified by us to the fullest extent permitted by the Delaware General Corporation Law or authorized by our amended and restated certificate of incorporation or bylaws or resolutions of our board of directors.

We have also entered into indemnification agreements with our directors and certain of our officers. The indemnification agreements require us to indemnify, defend and hold harmless the indemnitees to the fullest extent permitted or required by the laws of the State of Delaware. The indemnification agreements also provide that the indemnitee shall have the right to advancement from us, prior to the final disposition of any indemnifiable claim, of any and all actual and reasonable expenses relating to any indemnifiable claim paid or incurred by the indemnitee. For the duration of an indemnitee’s service as our director and/or officer and for a reasonable period of time thereafter, which period may be determined by us in our sole discretion, we must use commercially reasonable efforts to cause to be maintained in effect policies of directors’ and officers’ liability insurance providing coverage for our directors and/or officers that is substantially comparable in scope and amount to that provided by our current policies of directors’ and officers’ liability insurance.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling our company under the provisions described above, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the accompanying prospectus are offers to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus and the accompanying prospectus is current only as of its date.

Prospectus Supplement

Page
About this Prospectus Supplement	i
Market and Industry Data	i
Special Note Regarding Forward-Looking Statements	ii
Prospectus Supplement Summary	S-1
Use of Proceeds	S-14
Dividend Policy	S-14
Market Price of Common Stock	S-14
Capitalization	S-15
Selected Consolidated Financial Data	S-16
Management’s Discussion and Analysis of Financial Condition and Results of Operations	S-18
Management	S-37
Principal and Selling Stockholders	S-40
Description of Certain Indebtedness	S-43
Underwriting	S-45
Validity of Securities	S-49
Experts	S-49
Where You Can Find More Information	S-49
Incorporation by Reference	S-49
Index to Consolidated Financial Statements	F-1

Prospectus

Page
About this Prospectus	i
Summary	1
Risk Factors	3
Forward Looking Statements	12
Use of Proceeds	12
Dividend Policy	12
Selling Stockholders	13
Plan of Distribution	15
Validity of Securities	17
Experts	17
Where You Can Find More Information	17
Incorporation by Reference	17
Disclosure of Commission Position on Indemnification For Securities Act Liabilities	18

10,300,000 Shares

Knoll, Inc.

Common Stock

Goldman, Sachs & Co.

Banc of America Securities LLC

Merrill Lynch & Co.

UBS Investment Bank